Galiano Gold Inc.

(formerly Asanko Gold Inc.1 )

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2020

DATED AS OF MARCH 26, 2021

SUITE 1640 - 1066 WEST HASTINGS STREET

VANCOUVER, BRITISH COLUMBIA
V6E 3X1

_________________________________
1The Company's name was changed from "Asanko Gold Inc." to "Galiano Gold Inc." effective April 30, 2020.

PRELIMINARY NOTES

In this Annual Information Form (the "AIF"):

(i) references to the "Company" or "Galiano" mean Galiano Gold Inc. and its subsidiaries, unless the context requires otherwise;

(ii) references to the "AGM" mean the Asanko Gold Mine in which the Company holds a 45% interest through a 50:50 joint venture arrangement (the "JV") with a subsidiary of Gold Fields Limited ("Gold Fields");

(iii) the Company uses the United States dollar as its reporting currency and, unless otherwise specified, all dollar amounts are expressed in United States dollars and any references to "$" mean United States dollars and any references to "C$" mean Canadian dollars;

(iv) the Company's financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board;

(v) all figures and descriptions as they relate to the JV are on a 100% basis, unless otherwise indicated;

(vi) production results are in metric units, unless otherwise indicated; and

(vii) all information in this AIF is as of December 31, 2020, unless otherwise indicated.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

The Company cautions readers regarding forward-looking statements found in this AIF and in any other statement made by, or on the behalf of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "estimates", "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", or "might" occur. Forward-looking statements are made based on management's beliefs, estimates and opinions and are given only as of the date of this AIF. Such statements may constitute "forward-looking information" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.

Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward-looking statements reflect the Company's current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the business of the JV and the Company and the industry and markets in which the JV and the Company operate. Forward-looking statements include, but are not limited to, statements with respect to:

  the future price of gold;

  the operating plans for the AGM under the JV between the Company and Gold Fields;

  the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below) ;

  the realization of Mineral Reserve estimates;

  the timing and amount of estimated future production from the AGM, including production rates and gold recovery;

  operating costs with respect to the operation of the AGM;

  capital expenditures that are required to sustain and expand mining activities;

  the timing, costs and project economics associated with the JV's development plans for the AGM;

  the availability of capital to fund the JV's expansion plans and to fund the Company's contributions to the JV's development plans;

  expected cost savings resulting from corporate simplification process commenced in 2020;

  estimates regarding the AGM's consumption of key reagents, consumables, critical spares and diesel fuel; the ability of the AGM to maintain current inventory levels;

  the ability of the AGM to continue to operate during the COVID-19 ("COVID-19") pandemic;

  the Company's continued work to advance a study to refine the structural, geological and mineralization models for Esaase augmented the further investigations to examine the modeling methodologies and data density related thereto and the Company's expectations regarding the results of this technical work and investigations;

  the timing of the development of new deposits;

  success of exploration activities;

  permitting timelines;

  hedging practices;

  currency exchange rate fluctuations;

  requirements for additional capital;

  government regulation of mining operations;

  environmental risks and remediation measures;

  unanticipated reclamation expenses;

  title disputes or claims; and

  limitations on insurance coverage.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict.  These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The JV and Company's actual future results or performance are subject to certain risks and uncertainties including but not limited to:

  the outbreak of COVID-19 has had a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the Common Shares;

  the mineral reserve and resource estimates may change and may prove to be inaccurate;

  LOM estimates are based on a number of factors and assumptions and may prove to be incorrect;

  actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control;

  AGM has a limited operating history and is subject to risks associated with establishing new mining operations;

  sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company;

  adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure;

  the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected;

  the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment;

  the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures;

  the Company may be unsuccessful in attracting and retaining key personnel;

  labour disruptions could adversely affect the Company's operations;

  the Company's business is subject to risks associated with operating in a foreign country;

  risks related to the Company's use of contractors;

  the hazards and risks normally encountered in the exploration, development and production of gold;

  the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations;

  the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency;

  the Company's operations and workforce are exposed to health and safety risks;

  unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations;

  the Company's title to exploration, development and mining interests can be uncertain and may be contested;

  geotechnical risks associated with the design and operation of a mine and related civil structures;

  the Company's properties may be subject to claims by various community stakeholders;

  risks related to limited access to infrastructure and water;

  the Company's exploration programs may not successfully expand its current mineral reserves or replace them with new reserves;

  risks associated with establishing new mining operations;

  the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations;

  the Company may not be able to secure additional financing when needed or on acceptable terms;

  Company shareholders may be subject to future dilution;

  risks related to the control of AGM cashflows and operation through a joint venture;

  risks related to changes in interest rates and foreign currency exchange rates;

  risks relating to credit rating downgrades;

  changes to taxation laws applicable to the Company may affect the Company's profitability;

  ability to repatriate funds;

  risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws;

  the carrying value of the Company's assets may change and these assets may be subject to impairment charges;

  non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price;

  risks associated with changes in reporting standards;

  the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks;

  the Company may be liable for uninsured or partially insured losses;

  the Company may be subject to litigation;

  damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the joint venture and the Company and the Company's share price;

  the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders;

  the Company must compete with other mining companies and individuals for mining interests;

  risks related to information systems security threats;

  the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions;

  the Common Shares may experience price and trading volume volatility;

  the Company has never paid dividends; and

  the risk factors described under the heading "Risk Factors" in, or incorporated by reference in, this AIF.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company's expectations regarding forward-looking statements or information contained in this AIF include, among others:

  the ability of the AGM to continue to operate, produce and ship doré from the AGM site to be refined during the COVID-19 pandemic;

  that the other current or potential future effects of the COVID-19 pandemic on the Company's business, operations and financial position, including restrictions on the movement of persons (and in particular, the AGM's workforce), restrictions on business activities, including access to the AGM, restrictions on the transport of goods, trade restrictions, increases in the cost of necessary inputs, reductions in the availability of necessary inputs and productivity and operational constraints, will not impact its 2021 production and cost guidance;

  the Company and Gold Fields will agree on the manner in which the JV will operate the AGM, including agreement on development plans and capital expenditures;

  the price of gold will not decline significantly or for a protracted period of time;

  the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions;

  the global financial markets and general economic conditions will be stable and prosperous in the future;

  the AGM will not experience any significant uninsured production disruptions that would materially affect revenues;

  the ability of the JV and the Company to comply with applicable governmental regulations and standards;

  the mining laws, tax laws and other laws in Ghana applicable to the AGM and the JV will not change, and there will be no imposition of additional exchange controls in Ghana;

  the success of the JV and the Company in implementing its development strategies and achieving its business objectives;

  the JV will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations and contributions to the JV;

  the ongoing update of the life of mine plan for the AGM will not change original conclusions as to the technical and economic feasibility of each of the AGM's development projects; and

  the key personnel of the Company and the JV will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. All factors including the risk factors contained in this AIF should be considered carefully and readers should not place undue reliance on the Company's forward-looking statements.  The Company undertakes no obligation to update forward-looking information if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable law.

GLOSSARY

The Company uses the following defined terms in this AIF:

2020 LOM Plan

The technical report entitled the "NI 43-101 Technical Report for the Asanko Gold Mine, Ghana (Amended and Restated)", dated February 15, 2020, filed on SEDAR on March 17, 2020, and amended and restated on June 9, 2020.

AARL	Anglo American Research Laboratories
AGM

The Asanko Gold Mine located in Ghana, West Africa. The AGM is also known as the "project". The Company's 45% net interest in the AGM is held through a 50:50 JV with Gold Fields, with the Government of Ghana holding a 10% free-carried interest

AISC/oz (all-in sustaining cost per ounce of gold)

This is a non-GAAP financial measurement which the Company has adopted using World Gold Council's guidance for calculation of this number.  AISC/oz includes total cash costs, overhead expenses, sustaining capital expenditure, capitalized stripping costs and reclamation cost accretion for each ounce of gold sold.  AISC/oz is intended to assist the comparability of the operations of the JV and Company with those of other gold producers who disclose operating results using the same or similar guidance standards

See "Non-GAAP Measures".

Galiano or the "Company"	Galiano Gold Inc. formerly Askanko Gold Inc.
AGGL

Asanko Gold Ghana Limited, a 45% owned Ghanaian affiliate of Galiano. Gold Fields acquired a 45% interest in AGGL effective July 31, 2018, while the Government of Ghana has a 10% free-carried interest in AGGL under Section 8 of the Ghanaian Mining Act

Au	Chemical symbol for gold
BCBCA	Business Corporations Act (British Columbia)
brownfields

A reference to a mining project situated in an existing mining area with the result that environmental approval procedures are generally expedited as contrasted with a "greenfields" project which is a mine proposed for a previously non-mining area or an altogether undisturbed area

Carbon-in-leach process or "CIL"

A process used to recover dissolved gold inside a cyanide leach circuit.  Coarse activated carbon particles are introduced in the leaching circuit and are moved counter-current to the slurry, adsorbing dissolved gold in solution as they pass through the circuit.  Loaded carbon is removed from the slurry by screening. Gold is recovered from the loaded carbon by stripping in a caustic cyanide solution followed by electrolysis.  CIL is a process similar to CIP (carbon-in-pulp) except that the gold leaching and the gold adsorption are done simultaneously in the same stage compared with CIP where the gold-adsorption stage follows the gold-leaching stage

CFPOA	Corruption of Foreign Public Officials Act of 1998, a Canadian anti-corruption law applicable to Galiano
concentrate	A product containing the valuable metal and from which most of the waste material in the ore has been eliminated
contained ounces	Ounces in the mineralized rock without reduction due to mining loss or processing loss
CSA	CSA Global Pty Ltd., a geological, mining and management consulting company operating in numerous prominent mining jurisdictions.
CSR

Corporate social responsibility, meaning the responsibility of the Company to make positive and meaningful contributions to the economic and social development of its host communities, while being a responsible corporate citizen, to mitigate its impact on the environment and to maintain high health and safety performance

cut-off grade	The lowest grade of mineralized material considered economic; used in the estimation of mineral reserves in a given deposit
DCF	Discounted cash flow
DCF Model	Discounted cash flow model
depletion	The decrease in quantity of mineral reserves in a deposit or property resulting from extraction or production during a particular period
DSFA

The Definitive Senior Facilities Agreement with Red Kite, which was fully drawn for a total of $150 million plus $13.9 million in unpaid interest that was accrued up to May 2016. The DSFA was fully repaid on July 31, 2018 upon the completion of the JV Transaction with Gold Fields

dilution	An estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an ore body
EPA	The Ghanaian Environmental Protection Agency
Exchange Act	The United States Securities Exchange Act of 1934, as amended

FCPA	The Foreign Corrupt Practices Act of 1977, a United States federal law
Ghana	The Republic of Ghana
Ghanaian Mining Act	The Ghanaian Minerals and Mining Act of 2006
Gold Fields	Gold Fields Limited, the ultimate parent of the affiliates which own a 45% net interest in the AGM and also holds a 9.9% equity interest in Galiano
g/t Au	Reference to ore grade in terms of grams of gold per tonne (1 g/t is equivalent to one part per million)
grade	The relative quantity or percentage of metal or mineral content
hedge	A risk management technique used to manage commodity price, interest rate, foreign currency exchange or other exposures arising from regular business transactions
hedging	The current purchase or sale of a future interest in a commodity made to secure or protect the future price of a commodity as revenue or cost and secure cash flows
IFRS	International Financial Reporting Standards
IT	Information technology
JV

The Asanko Gold Mine Joint Venture, a 50:50 joint arrangement with Gold Fields within which the AGM is owned and operated. The Company is currently the manager and operator of the JV and has a 45% economic interest in the JV, with Gold Fields also currently holding a 45% economic interest and the remaining 10% representing the government of Ghana's free-carried interest

JV Transaction	The combination agreement and other definitive agreements with Gold Fields for the formation of the JV for the AGM
JVA	The Joint Venture Agreement that governs the management of the JV, effective July 31, 2018
LOM	Life of mine
LTIFR	Rolling lost time injury frequency rate per million employee-hours worked
Moz	Million ounces
MRE	Mineral resource estimate
MRev	Mineral reserve estimate
Mt	Million tonnes

Mtpa	Mt per annum
NI 43-101	National Instrument 43-101 - Standards of Disclosure for Mineral Projects, as adopted by the Canadian Securities Administrators
NPV	Net present value, the value of projected future cash flow streams discounted to reach a present value
NCIB	A Normal Course Issuer Bid
NSR	Net smelter returns, a proxy for the value to be received from refined minerals produced and shipped from the AGM
NYSE American	The NYSE American, formerly known as the NYSE MKT and prior to that the NYSE Amex
OCCU	Obotan Cooperative Credit Union
ounce	Refers to one troy ounce, which is equal to 31.1035 grams
PMI	PMI Gold Corp. which was acquired by Galiano in 2014 and which previously developed the Obotan deposit
Project	The Asanko Gold Mine, also known as the "AGM"
Q	Refers to a fiscal quarter
QA/QC	Quality-assurance/quality control
Qualified Person

An individual who is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geosciences, or engineering, relating to mineral exploration or mining who has at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice, and who has experience relevant to the subject matter of the mineral project or technical report, and who is in good standing with a professional association, as more fully described in NI 43-101

RAP	Resettlement Action Plan
RC	Reverse circulation (a method of drilling)
recovery	The proportion of valuable material obtained during mining or processing, generally expressed as a percentage of the material recovered compared to the total material present
Red Kite	A special purpose lending vehicle of RK Mine Finance Trust I, the counterparty to the DSFA

ROM	Run of mine
royalty	Cash payment or physical payment (in-kind) generally expressed as a percentage of NSR or mine production
SAG	Semi-autogenous grinding (ore is tumbled to smash against itself)
SEDAR	System for Electronic Document Analysis and Retrieval available on the Internet at www.sedar.com, (the Canadian securities regulatory filings website)
SEC	The United States Securities and Exchange Commission
stripping	In mining, the process of removing overburden or waste rock to expose ore
SO2	Sulfur dioxide
Spot price	The current price of a metal for immediate delivery
tailings	The material that remains after metals or minerals considered economic have been removed from ore during processing
Tailings Storage Facility or TSF	A containment area used to deposit tailings from milling
tonne

Commonly referred to as the metric ton in the United States, is a metric unit of mass equal to 1,000 kilograms; it is equivalent to approximately 2,204.6 pounds, 1.102 short tons (US) or 0.984 long tons (imperial).

TSX	Toronto Stock Exchange
U.S. Securities Act	The United States Securities Act of 1933, as amended
volatility	Propensity for variability. A market or share is considered volatile when it records rapid variations in trading volume and/or price.
WAD	Weak acid dissociable, often used with reference to cyanide concentration

GLOSSARY OF CERTAIN TECHNICAL TERMS

As a Canadian issuer, we are required to comply with reporting standards in Canada that require that we make disclosure regarding our mineral properties, including any estimates of mineral reserves and resources, in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this AIF have been prepared in accordance with NI 43-101.

This AIF uses the certain technical terms presented below as they are defined in accordance with the CIM Definition Standards on mineral resources and reserves (the "CIM Definition Standards") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM Council"), as required by NI 43-101. The following definitions are reproduced from the latest version of the CIM Standards, which were adopted by the CIM Council on May 10, 2014 (the "CIM Definitions"):

feasibility study

A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable).  The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.  The confidence level of the study will be higher than that of a pre-feasibility study.

indicated mineral resource

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.  Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.  An indicated mineral resource has a lower level of confidence than that applying to a measured mineral resource and may only be converted to a probable mineral reserve.

inferred mineral resource

That part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.  An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and may not be converted to a mineral reserve.  It is reasonably expected that the majority of inferred mineral resources could be upgraded to Indicated mineral resources with continued exploration.

measured mineral resource

That part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit.  Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.  A measured mineral resource has a higher level of confidence than that applying to either an indicated mineral resource or an inferred mineral resource.  It may be converted to a proven mineral reserve or to a probable mineral reserve.

mineral reserve

The economically mineable part of a measured and/or indicated mineral Resource.  It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of modifying factors.  Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.  The reference point at which mineral reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated.  It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.  The public disclosure of a mineral reserve must be demonstrated by a pre-feasibility study or feasibility study.

mineral resource

A concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.  The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

modifying factors

Considerations used to convert mineral resources to mineral reserves.  These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

pre-feasibility study

A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined.  It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the mineral resource may be converted to a mineral reserve at the time of reporting.  A pre-feasibility study is at a lower confidence level than a feasibility study.

probable mineral reserve

The economically mineable part of an Indicated, and in some circumstances, a measured mineral resource.  The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

proven mineral reserve	The economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors.

CAUTIONARY NOTE TO US INVESTORS REGARDING DISCLOSURE OF MINERAL RESERVE AND RESOURCE ESTIMATES

Disclosure regarding the Company's mineral properties, including with respect to mineral reserve and mineral resource estimates included in this Annual Information Form, was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained in this Annual Information Form is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated on September 23, 1999 under the BCBCA. The Company completed the acquisition of PMI Gold Corporation ("PMI") on February 6, 2014 by way of a court approved plan of arrangement transaction. The Company changed its corporate name to Galiano Gold Inc. effective April 30, 2020.

The Company's primary asset is its interest in the JV, which operates the AGM, located on the Asankrangwa gold belt in Ghana.

The Company's common shares trade in Canada on the TSX and in the United States on the NYSE American, each under the symbol "GAU". The Company is a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador, Northwest Territories, Yukon and Nunavut. The Company's common shares are registered under Section 12(b) of the Exchange Act.

The Company's registered and records office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3. The Company's Canadian head office is located at Suite 1640 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1.

Inter-corporate Relationships

The Company had the following interests in affiliates and subsidiaries as at December 31, 2020:

Affiliate name	Jurisdiction	Interest
Asanko Gold Ghana Limited	Ghana	45%
Adansi Gold Company (GH) Limited	Ghana	50%
Asanko Gold Exploration (Ghana) Limited	Ghana	100%
Shika Group Finance Limited ("JV Finco")	Isle of Man	50%
Galiano Gold South Africa (PTY) Ltd.	South Africa	100%
Galiano International (Barbados) Inc.(1)	Barbados	100%
Galiano Gold (Barbados) Inc.(1)	Barbados	100%

1. Continued into the Isle of Man effective February 15, 2021

The Company's inter-corporate relationships with its subsidiaries and affiliates as at December 31, 2020 are illustrated in the chart below:

During 2020, the Company commenced a corporate simplification process whereby it migrated its two Barbados subsidiaries from Barbados to the Isle of Man by means of a continuation of these entities, effective February 15, 2021. In addition, the Company also initiated a process in 2020 whereby the majority of the Company's technical services has been systematically migrated from the Company's Johannesburg office to its Vancouver office, which was completed on February 28, 2021. Following this latter process, the Company expects to deregister its South African subsidiary. These simplifications are not expected to have material tax or financial consequences to shareholders, but are expected to result in some cost savings through elimination of redundant corporate entities and the institution of a more efficient corporate and management structure.

DESCRIPTION AND GENERAL DEVELOPMENT OF THE BUSINESS

Summary

The Company is Canadian-incorporated and headquartered. The Company's vision is focused on building a sustainable business capable of long-term value creation for its stakeholders through a combination of exploration, accretive acquisitions and the disciplined deployment of its financial resources.

The Company's principal asset is its interest in the JV, which owns the AGM located in Ghana, West Africa. The Company holds its 45% interest in the AGM through a 50:50 joint venture arrangement stemming from the completion of the JV Transaction . The Company is currently the operator and manager of the JV. The AGM is a multi-deposit complex, with two main deposits, Nkran and Esaase, and a number of satellite deposits. The mine has been developed in phases. The first phase comprised the construction of a 3 Mtpa CIL ore processing facility and bringing the first pit, Nkran, into production ("Phase 1"). Phase 1 was financed in part by the DSFA with Red Kite in the amount of $150.0 million plus $13.9 million in unpaid interest. Gold production commenced in January 2016, commencement of commercial production was declared on April 1, 2016, and the operation reached steady-state production levels by the end of the second quarter of 2016.

Fiscal 2018 (Year ended December 31, 2018)

In February 2018, the AGGL agreed to a new term sheet with Red Kite, whereby it would be able to defer the repayment of principal associated with the DSFA by up to three years (repayment commencing on July 1, 2021) subject to certain fees, terms and conditions.

The AGM received an amended Environmental Permit in June 2018 that allowed for the trucking of ore from Esaase to the Obotan processing plant.

On March 29, 2018, the Company entered into a combination agreement (the "Combination Agreement") and certain other definitive agreements whereby the Company and Gold Fields formed a joint venture for the AGM  pursuant to which, among other things:

  the Company and Gold Fields would each own a 45% interest in AGGL, with the Government of Ghana retaining a 10% free-carried interest in AGGL;

  the Company and Gold Fields would each own a 50% interest in Adansi Gold Company Ghana Limited ("Adansi Ghana"), the Galiano affiliate that owns a number of exploration licenses; and

  the Company and Gold Fields would each acquire a 50% interest in a newly formed entity, Shika Group Finance Limited ("JV Finco").

In consideration for its interests in the JV, Gold Fields:

  contributed $165.0 million, representing its initial $164.9 million redeemable share investment in JV Finco, as well as its initial $0.1 million equity investments in AGGL, Adansi Ghana and JV Finco, respectively; and

  contributed an additional $20.0 million redeemable share investment to JV Finco based on an agreed Esaase development milestone during 2019. Once this contribution was received by JV Finco, it was repaid immediately to the Company as a redemption of $20.0 million of the redeemable preference shares held by the Company.

The JV Transaction was completed, and the JV formed, on July 31, 2018. Concurrent with the closing of the JV Transaction, AGGL used the consideration received from the JV Transaction to repay in full all outstanding principal and accrued interest ($163.9 million) owing to Red Kite. There were no early repayment penalties associated with the DSFA.

In addition to the $185.0 million contribution paid to the Company, Gold Fields purchased a 9.9% interest in the common shares of the Company via a private placement on April 4, 2018. Gold Fields purchased 22,354,657 common shares of the Company at $0.79 per common share, equal to the 5-day volume-weighted average price as of market close on March 27, 2018, for gross proceeds of $17.6 million.

In connection with the JV Transaction, the Company finalized the terms of the associated JVA that governs the management of the JV, in July 2018. Under the terms of the JVA, the Company remains the manager and operator of the JV and receives an arm's length fee for services rendered to the JV of $6.0 million per annum (pre-tax), adjusted annually for inflation. A Management Committee was formed, with equal representation from both Galiano and Gold Fields, to govern the operating and development activities of the JV.

The JVA therefore established joint control of the JV and, effective July 31, 2018, the Company no longer retains control of the AGM and its associated mineral properties. Because the JV is structured within the legal entities of AGGL and Adansi Ghana, the JV represents a joint venture as defined under IFRS 11 - Joint Arrangements, and the Company commenced equity accounting for its interest in the JV effective July 31, 2018. At this date, the Company derecognized all the assets and liabilities of its former Ghanaian subsidiaries, as well as the carrying amount of previously recognized non‐controlling interests in AGGL. Conversely, the Company recognized the fair value of the consideration received from Gold Fields, as well as the fair value of the investment that the Company retained in the JV.

Under the terms of the Combination Agreement, the Company entered into a services agreement, registration rights agreement as well as the JVA and the Investor Rights Agreement, the material terms of which are summarized under "Material Contracts".

In conjunction with the JV Transaction, the Company also simplified its corporate structure by amalgamating Galiano and PMI (the latter which had been a subsidiary of Galiano since 2014).

During 2018, upgrades to the plant were completed and the JV also commissioned a secondary crushing system, allowing the AGM to achieve record annual milling rates of 5.2Mt. The JV also initiated the Western portion of the Nkran Cut 2 pushback and commenced with the initial development of the Esaase deposit, which included the completion of a 27km haul road, site establishment of the mining contractor and a mining bulk sample.

The AGM produced 223,152 ounces of gold, in excess of the top-end of its 2018 production guidance of 200,000 - 220,000 ounces at AISC/oz of $1,072 (the lower end of its 2018 cost guidance of $1,050 - $1,150 per ounce).

During the year ended December 31, 2018, the AGM sold 227,772 ounces of gold at an average realized gold price of $1,247/oz for total revenue of $283.9 million (including $0.9 million of by-product revenue and net of $1.1 million of gold sales related to pre-production activities at Esaase that were capitalized to mineral properties, plant and equipment).

Fiscal 2019 (Year ended December 31, 2019)

The Esaase bulk sample was completed in January 2019, following which a trial mining operation commenced which was restricted to day shift only, with minimal blasting, and the material being trucked to the processing facility via the haul road.

Effective April 1, 2019, Mr. Greg McCunn joined the Galiano management team as Chief Executive Officer and Director.

In August 2019, the JV partners announced the scope of the new LOM plan that was being updated by the JV partners. The LOM plan would:

  target a remaining mine life of 8-10 years with gold production of 225,000 to 250,000 ounces per year;

  contemplate resources based on Localized Uniform Conditioning methodology;

  be based on NI 43-101 standards and consistent with Gold Field's operating practices;

  be based on Measured and Indicated Mineral Resources using Datamine Mine Stope Optimization software;

  not include any major development capital investments such as further processing plant expansions or alternative Esaase ore transportation infrastructure; and

  be based on metallurgical recovery estimates for Esaase fresh ore based on an updated metallurgical model, which would in turn be based on a test-work program currently underway.

On August 29, 2019, the Company received the first of two $10.0 million remaining payments from Gold Fields related to the JV Transaction.

The Nkran Cut 2 pushback was completed in Q4 2019, however, an upper bench slippage occurred in the western wall of the Nkran pit which resulted in a higher reliance on the processing of lower-grade ore from stockpiles and the Esaase pits. This contributed to AISC for the year of $1,112/oz being 5% higher than guidance.

The AGM produced a record 251,044 ounces for the year ended December 31, 2019, exceeding the upper end of 2019 production guidance of 225,000‐245,000 ounces.

During the year ended December 31, 2019, the AGM sold 248,862 ounces of gold at an average realized gold price of $1,376/oz for proceeds of $342.4 million. Revenues of $341.0 million also included $0.8 million of by-product revenue and were presented net of $2.2 million of gold sales related to pre-production activities at Esaase that were capitalized to mineral properties, plant and equipment.

Work associated with the resettlement of the Tetrem village commenced.

In October 2019, the JV entered into a $30.0 million Revolving Credit Facility ("RCF") with Rand Merchant Bank ("RMB"). The term of the RCF is three years, maturing in September 2022 and bears interest on a sliding scale of between LIBOR plus a margin of 4% and LIBOR plus a margin of 3.8%, depending on security granted to RMB. Commitment fees in respect of the undrawn portion of the RCF are on a similar sliding scale of between 1.40% and 1.33%.  As at December 31, 2019, the drawn balance under the RCF was $nil.

On October 24, 2019, the Company announced that Ms. Judith Mosely would join the Company's Board effective January 1, 2020. The Company subsequently announced that Mr. Bill Smart resigned from the Board effective December 31, 2019, with Ms. Mosely replacing Mr. Smart on the Company's Board.

On November 12, 2019, the Company received approval from the TSX to commence a NCIB on November 15, 2019 to purchase up to 11,310,386 common shares, representing 5% of the Company's issued and outstanding common shares on the date thereof. During Q4 2019, the Company repurchased and cancelled a total of 1,108,920 common shares under the NCIB program for $1.0 million (average acquisition price of $0.86 per share).

On December 19, 2019, the Company received the final of two $10.0 million payments from Gold Fields based on the achievement of the agreed Esaase development milestone and an additional $10.0 million distribution from the JV. These payments were recorded as redemptions of the previously recognized preference shares.

Following the completion of the work associated with the life-of-mine update, the Company published the 2020 LOM Plan. In light of the results of the 2020 LOM Plan, the Company determined that as at December 31, 2019 the carrying value of the AGM’s single cash-generating unit was $289.6 million greater than its recoverable amount. Based on this assessment, a $289.6 million impairment was recorded against the non-current assets of the AGM during the year ended December 31, 2019, of which the Company recognized its interest of $130.3 million (or 45% of $289.6 million) as part of the Company’s share of the net loss related to joint venture.

Fiscal 2020 (Year ended December 31, 2020)

During the first half of 2020, Cut 2 of the higher-grade Nkran deposit was depleted as planned and operations at the AGM shifted to Esaase and Akwasiso as the main ore sources.

The higher-grade yield from Nkran, combined with the supportive gold price environment prevailing in 2020, allowed the JV to return $75.0 million to the JV partners ($37.5 million to each of Galiano and Gold Fields, respectively).

During 2020, the Company also announced its focused exploration strategy for the AGM, aimed at improving the JV's five-year business plan. This includes:

1. Near term - to replace depletion from mining activity in 2020 and 2021.

Five advanced targets are believed by management to have the potential to replace depletion in 2020-2021:

  Nkran South - located 1.3km south of the Nkran pit, previously mined, targeting extensions to mineralization identified in soil and Versatile Time Domain Electromagnetic ("VTEM") geochemistry anomalies.

  Akwasiso - located 5km northeast of the processing plant, currently being mined, targeting extensions of the ore body to the north and south as well as upgrading of inferred resources.

  Abore - located 13km north of the processing plant on the Esaase haul road, current mineral reserves, targeting upgrading of inferred resources and extensions to the ore body to the north and south.

  Midras South - located 5km south west of the processing plant, previously explored in 2015 and 2017 with no stated resources, targeting definition of the ore body as well as extensions to the south and at depth.

  Adubiaso - located 5km northwest of the processing plant, previously mined, targeting upgrading of inferred resources.

2. Medium term - to improve the business plan for 2023 to 2026 by delineating Mineral Reserves by the end of 2022 that have superior economics (return on invested capital) to Cut 3 at Nkran.

Four high priority targets that are in close proximity to the processing plant and are believed by management to be capable of being augmented into the mine plan from 2023.

  Miradani Central - located along trend and approximately 2km southwest of Tontokrom, previous trenching by the prior operator indicates multiple wide zones of mineralization.

  Kaniago West - located 6km northwest of the processing plant, a 5,000 meter drill program was completed by the previous operator. The current program will be targeting resource definition of the target with extensions along strike and at depth.

  Mepease - located 8km southwest of the processing plant, newly acquired Central West concessions host a cluster of targets with a 10,000 meter drill program underway by current operator.

  Mirdani North - located 10km southwest of the processing plant, drilled in 2019. Prior small scale mining operations have left a shallow pit, approximately 400m x 150m with known mineralization extending at depth and along strike.

3. To advance exploration targets with +1 million ounce potential to be in production by 2027 to replace Esaase. The current conceptual targets are on prospecting licenses and will require extensive work including soil sampling, ground geophysics and drilling.

In accordance with this strategy, during 2020, the Company completed exploration programs at Abore, Nkran Cut 3, Akwasiso and Miradani North. For more details on the exploration results from the programs undertaken in 2020 please refer to the MD&A for the year ended December 31, 2020.

On April 30, 2020, Paul Wright was appointed as Chair of the Board, following the resignation of Colin Steyn.

On April 30, 2020, the shareholders of the Company approved amendments to the Company's Articles of Incorporation, including a name change from Asanko Gold Inc. to Galiano Gold Inc., and on May 4, 2020, the Company commenced trading under the symbol "GAU" on both the TSX and the NYSE American.

During Q2 2020, the Company filed a preliminary base shelf prospectus and subsequently filed a prospectus supplement qualifying an at-the-market offering ("ATM") of up to $50 million.

On July 30, 2020, the Company's then Executive Vice President and Chief Operating Officer, Mr. Joe Zvaipa passed away from complications related to COVID-19.

On August 17, 2020, the Company announced that Mr. Matt Badylak had been appointed Executive Vice President and Chief Operating Officer.  Mr. Badylak is based in the Company's head office in Vancouver. Following the appointment of Mr. Badylak, the Company initiated a process whereby the majority of the Company's technical services have been systematically migrated from the Company's Johannesburg office to Vancouver, which completed on Feb 28, 2021.

During 2020, the Company repurchased and cancelled 2,758,063 common shares for $2.3 million (average acquisition price of $0.83 per share) under the NCIB program that was initiated in 2019. Additionally, the Company entered into an ATM agreement, under which, the Company may, at its discretion and from time-to-time during the term of the ATM agreement, sell through the Agents common shares of the Company for aggregate gross proceeds to the Company of up to $50.0 million (the “Offering”). As of December 31, 2020, the Company had not issued any common shares under the Offering.

During 2020, the AGM produced 249,904 ounces of gold, exceeding the upper end of 2020 production guidance of 225,000‐245,000 ounces, at a AISC/oz of $1,115 (below revised guidance as of Q3 2020 of $1,150/oz).

During the year ended December 31, 2020, the AGM sold 243,807 ounces of gold at an average realized gold price of $1,711/oz for gold proceeds of $417.2 million. Revenues of $418.1 million also included $0.9 million of by-product revenue.

COVID-19

During 2020, the global COVID-19 pandemic emerged that had various impacts on the Company’s business. The JV continued to operate in all material respects with strict hygiene, deep cleaning, restriction of personnel movement, ongoing monitoring and physical distancing protocols in place in accordance with the Ghanaian Ministry of Health Guidelines. The AGM established additional protocols and procedures to manage any confirmed cases of COVID-19, including contact tracing, rapid testing and isolation of affected persons. The AGM procured a polymerase chain reaction (“PCR”) testing machine capable of processing up to 40 samples per day which is in the process of being certified by the Ghana health authorities. Additionally, on-site accommodations were modified to isolate infected and suspected-to-be-infected individuals, limiting on-site cross contamination and expediting return to work timelines. As a result, though there were several confirmed cases of COVID-19 among the operational personnel at the AGM (mostly asymptomatic), to date the AGM’s operations have been able to continue uninterrupted in all material respects with the majority of confirmed cases cleared and those employees resuming normal duties after completing a two-week regulatory isolation. The Company’s offices in Vancouver and Accra are observing local regulations and open with restrictions and protocols in place. The Company’s Johannesburg office was closed in February 2021.

The AGM also stockpiled key reagents, consumables, critical spares and diesel supply. The AGM's primary refiner, based in South Africa, continues to receive shipments and refine gold doré from the AGM.

Ongoing work associated with updating Mineral Resource and Reserve Estimates and Life of Mine Plan

During the year, a decision was made to extend mining activities in certain pits beyond the boundaries of the original pit designs contemplated in the 2020 LOM Plan to take advantage of elevated commodity prices and provide additional reserve flexibility in the future operations of those pits. In light of these operational changes and in order to incorporate the results of the 2020 exploration program, the Company and its JV partner are currently in the process of preparing a new LOM plan and undertaking other technical work at the AGM, which it expects will be included in an updated Mineral Resource and Reserve Estimate with an anticipated effective date of June 30, 2021.  The JV has not yet finalized this technical work or the new LOM plan and, once finalized, the LOM plan (and the updated Mineral Resource and Reserve Estimate) may include changes to the assumptions, estimates, parameters and plans reflected in the AGM's current LOM plan including, but not limited to, changes to the current estimates of in‐situ ounces, ore tonnes to be mined in future periods, strip ratios, head grades, recovery rates, gold price assumptions, mining costs, processing costs, trucking costs, capital and closure costs, as well as discount rates.  Changes to any of these factors may result in negative impacts on the project economics of the AGM, which may impact the Company's equity investment in the JV and the valuation of its preferred shares in the JV. Changes in the new LOM plan from the current LOM plan in a manner that reduces the economic benefit to the Company of its interest in the AGM, including reductions in net present values and internal rates of return, could materially impact the Company's future financial performance.

Specialized Skill and Knowledge

Various aspects of the mining business of the JV and Company require specialized skills and knowledge, including skills and knowledge in the areas of permitting, geology, drilling, metallurgy, logistical planning, mine design, engineering, construction, health and safety and implementation of exploration programs as well as finance, governance, risk management and accounting. Much of the specialized skill and knowledge is provided by the management and operations team of the Company and JV. The JV and Company also retains outside consultants with additional specialized skills and knowledge, as required. In the event that the Company loses access to this specialized skill and knowledge, it is possible that delays and increased costs may be experienced by the JV and the Company in locating and/or retaining skilled and knowledgeable employees and consultants in order to proceed with its planned exploration and development at its mineral properties.

Competitive Conditions

Galiano and the JV compete with other mineral resource companies for financing, for the acquisition of new mineral properties, for the recruitment and retention of qualified employees and other personnel, as well as operating supplies. Many of the mineral resource companies with which Galiano and the JV compete have greater financial and technical resources. Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties. In addition, they may be able to afford more geological expertise in the targeting and exploration of mineral properties. This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration and development.

Cycles

The mining business is subject to mineral price cycles. The marketability of minerals is also affected by worldwide economic cycles. At the present time, the significant demand for minerals in many countries is driving commodity prices, but it is difficult to assess how long such demand may continue. Fluctuations in supply and demand in various regions throughout the world are common.

The JV's revenues may be significantly affected by changes in commodity demand and prices. The ability of the JV to fund ongoing exploration and development is impacted by the sale of gold produced by the mine and the proceeds of such sales. As market fluctuations affect the price of gold, proceeds from the sale of the gold produced by the JV can be affected accordingly. As well, the ability of the JV and Company to continue development, exploration and increased production is affected by the availability of financing which, in turn, is affected by the strength of the economy and other general economic factors.

Economic Dependence

In connection with the JV Transaction, the Company entered into a services agreement with the JV whereby the Company will remain manager and operator of the AGM.  In consideration for the Company’s services as manager and operator, the JV pays the Company an annual service fee of $6.2 million (adjusted annually for inflation). Other than the JV service fee, the Company has no current direct sources of revenue and any free cash flows generated by the AGM are no longer within the Company’s exclusive control as the disposition of cash from the JV is governed by the JVA. The JVA provides that “Distributable Cash” will be calculated and distributed quarterly, if available. Further information regarding the definition of “Distributable Cash” is included in the section “Control of AGM cash flows and Operation through a Joint Venture”.

Environmental Protection

The JV's properties are subject to stringent laws and regulations governing environmental quality. Such laws and regulations can increase the cost of planning, designing, installing and operating facilities on the JV's properties. However, it is anticipated that, absent the occurrence of an extraordinary event, compliance with existing laws and regulations governing the release of emissions in the environment or otherwise relating to the protection of the environment, will not have a material effect upon the JV's current operations, capital expenditures, earnings or competitive position.

Employees

At December 31, 2020, the JV had approximately 510 full-time employees workers and 19 temporary workers employed across its site operations and corporate and regional offices. At the same time, the Company had approximately 20 full-time employees employed across its corporate and regional offices.

Foreign Operations

All of the JV's mine development operations are currently conducted in Ghana, a foreign jurisdiction, and as such, the JV's operations are exposed to various levels of political, economic and other such risks and uncertainties such as: military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; changes to export regulations and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

In the past, Ghana has been subject to political instability, changes and uncertainties, which if such instability were to recur, may cause changes to existing governmental regulations affecting mineral exploration and mining activities. Furthermore, Ghana's status as a developing country may make it more difficult for the JV or the Company to obtain any required financing for its projects.

The JV's operations and properties are subject to a variety of governmental regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters.

The JV's mineral exploration and development activities in Ghana may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the JV's activities or the maintenance of its properties.

Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations and financial condition of the JV and the Company. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the operations and financial condition of the JV and the Company. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities on the AGM or in respect of any other projects in which the JV or the Company becomes involved. Any failure to comply with applicable laws and regulations, even if inadvertent, could result in the interruption of exploration and development operations or material fines, penalties or other liabilities.

Free Carried Interest to the Ghanaian Government

Section 43.1 of the Ghanaian Mining Act (Government Participation in Mining Lease) provides:  Where a mineral right is for mining or exploitation, the Government shall acquire a ten percent free carried interest in the rights and obligations of the mineral operations in respect of which financial contribution shall not be paid by Government.

In order to achieve this legislative objective, 10% of the common shares of AGGL, the Company's Ghanaian affiliate which owns the Obotan and Esaase properties, have been issued into the name of the Government of Ghana. The government has a nominee on the Board of the JV. There is no shareholder agreement between AGGL and any of its shareholders and the 10% ownership stake of the Government of Ghana represents a capital non-contributing interest where the Ghanaian Government is entitled to 10% of declared dividends from the net profit of AGGL, but does not have to contribute to its capital investment (but does in effect suffer its share of operating losses which need to be recovered before dividends accrue). The Government of Ghana is not a party to nor subject to any JV agreements between the Company and Gold Fields.

Ghanaian Mining Royalties and Taxes

On March 19, 2010, the government of Ghana amended section 25 of the Ghanaian Mining Act which stipulates the royalty rates on mineral extraction payable by mining companies in Ghana. The Ghanaian Mining Act now requires the holder of a mining lease, restricted mining lease, or small-scale mining license to pay a royalty in respect of minerals obtained from its mining operations to Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder.

Changes to the Ghanaian tax system were announced and substantively enacted during the year ended March 31, 2012. Corporate tax rates rose from 25% to 35% and capital deductions were reduced from an 80% deduction in year one to a straight-line depreciation of 20% per year over 5 years. Tax losses in Ghana are carried forward for up to 5 years, and to the extent they are not utilised within 5 years, they expire.

Effective August 1, 2018, the Ghanaian government introduced a non-refundable 5% levy on goods and services that attract VAT.

Changes that may give rise to increased exposure to tax expense, could affect the amount of “Distributable Cash” available to the JV partners, as defined and governed by the JVA (refer to “Control of AGM cash flows and Operation through a Joint Venture”).

Sustainability

The JV believes that a comprehensive sustainability program is integral to meeting its strategic objectives as it will assist the JV to positively support relationships with its stakeholders, improve its risk management, reduce the AGM’s cost of production and both directly and indirectly benefit the communities that the JV and the Company operate in, beyond the life of the JV’s mines. During 2020, in order to enhance the Company’s focus on sustainability, the Company appointed Todd Romaine as EVP Sustainability, and reconstituted a Board committee to focus in this area, with Judith Mosely as Chair.

The approach of the JV to its sustainability program is based on the following principles:

  Complying with its corporate governance principles, national and international laws, industry codes and being a responsible corporate citizen.

  Mitigating its impact on the environment, for example by use of an Independent Tailings Review Panel.

  Maintaining a high-level Health and Safety performance.

  Actively identifying opportunities to make a positive and meaningful contribution to the communities that the JV operates in beyond the life of the JV’s mines.

  Contributing to the economic and social development of the JV’s host country.

  Developing its employees.

  Adhering to the values of the JV and the Company and demonstrating them in its behavior.

The JV follows guidelines with respect to its approach on sustainability:

  Embrace the Global Reporting Initiative in the Sustainability reporting of the Company and the JV.

  Work to align the JV’s business with selected United Nations Sustainable Development Goals

  Regularly engage with stakeholders and take into consideration their perspectives, concerns, customs and cultural heritage before acting.

  Work closely with landowners prior to commencing activities on the ground, and negotiate fair compensation for such activities where appropriate.

  Hire and develop local, regional and national residents and use goods and services from the JV’s local communities wherever possible, without compromising the JV’s quality and efficiency standards.

  Uphold fundamental human rights and do not interfere or take sides in politics or social issues.

  Work with unified local committees to identify and prioritize community development projects intended to promote long-lasting livelihood improvements.

  Do not tolerate any unethical behavior by any stakeholder involved in the JV’s business.

Social and Environmental Policies

The Company published its 2019 annual sustainability report on July 17, 2020. This report summarized the JV’s performance highlights in the areas of health and safety, environmental stewardship, climate change adaptation, governance, human rights, contributing to community, our people, and stakeholder engagement. The report outlines the JV’s sustainability goals at the AGM for 2020, some of which were impacted by COVID‐19. The report is available on the Company’s website at www.galianogold.com and has also been distributed electronically to local and national stakeholders in Ghana.

The JV supports a number of socio‐economic development programs in its stakeholder communities. Some the initiatives undertaken in FY 2020 included:

  Completion of training and the development of an operational manual for the Board of Trustees overseeing a local foundation which will complement existing community investment programs.

  Completion of a new hospital at Esaase with donations of medicine and supplies.

  A proactive approach to support stakeholder communities as the COVID‐19 pandemic evolved. This included working closely with the regional health care providers and donating hygiene and personal protective equipment.

The Company has various feedback mechanisms in place at the AGM and the stakeholder communities which enable the JV's workforce, local residents, other groups and individuals to come forward to raise issues of concern. These concerns are then fully investigated by the JV and subsequently addressed.

The AGM became a signatory to the International Cyanide Management Code for the Manufacture, Transport and Use of Cyanide in the Production of Gold during Q2 2020 and completed the external certification process in Q1 2021. The JV has commenced its community plastic recycling program and waste segregation on‐site has commenced. A greenhouse gas baseline audit was completed during the year, allowing the JV to continuously strive to improve energy efficiency at the AGM.

Community Investment Initiative

On December 6, 2016, the Company announced that the AGM had been awarded the Ghana Mining Industry Awards 2016 Corporate Social Investment Project of the Year, for the OCCU initiative. The OCCU aims to increase access to financial capital and other financial services to assist small businesses address the challenge of access to credit and to support the development of economic growth in and around the AGM catchment area. The OCCU was launched in December 2015, before the AGM had poured first gold, and now has over 2,000 members, with 54% of them being women. The OCCU is sponsored by the JV and the German government-backed development organization, Deutsche Gesellschaft für Internationale Zusammenarbeit GmbH, and is also an affiliate member of the Credit Union Association of Ghana.

Environmental Policy

Galiano and the JV work diligently to provide safe, responsible and profitable operations whilst ensuring sustainable natural resources development for the benefit of its employees, shareholders and host communities. The Company and the JV also work diligently to protect and conserve the natural environment for future generations.

In adopting the following principles, the JV intends to drive continuous improvement and excellence in environmental performance:

  The JV will communicate its commitment to excellence in environmental performance to its employees, contractors, government agencies and the community.

  The JV will comply with host country laws and regulations, and will augment these with appropriate international guidelines and best practice environmental management.

  The JV will allocate the necessary resources to ensure it meets its reclamation and environmental obligations.

  The JV strives to prevent pollution of air, land and water, and will implement appropriate waste management practices.

  The JV strives to be energy efficient as well as pursue for opportunities for renewable energy sources .

  The JV will explore opportunities with government agencies and communities to remediate and mitigate historic mining impacts on acquired properties.

  The JV will develop and utilize an Environmental Management System that ensures prioritization, planning, implementation, monitoring, review and transparent reporting.

  The JV will routinely set and review environmental targets and performance for each project and report on progress to its employees, shareholders, government agencies and the community.

MINERAL PROPERTIES

The Asanko Gold Mine

The AGM is operated in a 50:50 joint venture with Gold Fields, however, all amounts and descriptions within this "Mineral Properties" section as they relate to the AGM are on a 100% basis, unless otherwise indicated.

Investors are cautioned that the MRE and MRev included below have not been adjusted to take into account production since the effective date of the 2020 LOM Plan (being December 31, 2019).  In addition, it is anticipated that the ongoing work associated with updating the MRE and MRev may result in further changes to the MRE and MRev included below, see section "Ongoing work associated with updating Mineral Resource and Reserve Estimates and Life of Mine Plan".

The following is a summary description of the project known as the AGM and is a direct extract and reproduction of the summary, without material modification, contained in the 2020 LOM Plan. The 2020 LOM Plan was prepared on behalf of Galiano by Snowden Mining Industry Consultants Pty Limited ("Snowden") and each of the following Qualified Persons:

  Malcolm Titley and Jonathan Hudson of CSA Global (UK) Ltd ("CSA Global")
  Glenn Bezuidenhout of DRA Global ("DRA Global")
  Fanie Coetzee of ABS Africa (Pty) Ltd ("ABS Africa")
  Godknows Njowa of Ernst & Young Advisory Services (Pty) Ltd ("EY")
  Jeff Coffin of Knight Piésold Ghana ("Knight Piésold")
  Jeffrey Stevens of Wood Mining South Africa (Pty) Ltd. ("Wood"); and
  Desmond Mossop of SRK (South Africa) (Pty) Ltd ("SRK")

Each of the above individuals are independent Qualified Persons in accordance with NI 43-101. In addition, Mike Begg, former Senior Vice President Technical Services of Galiano is a Qualified Person in accordance with NI 43-101.

The AGM was originally intended to be developed in two phases, with the first phase being largely based on the Obotan Project originally owned by PMI. It was envisioned by the Company that the Esaase pit would be assessed for development in a second phase. The construction of the first phase was completed in early 2016. Gold production commenced in January 2016, commercial production was declared on April 1, 2016, and the operation reached steady-state production levels by the end of the second quarter of 2016. The second phase entailed increasing the processing capacity of the Obotan processing plant to 5Mtpa, which was completed in 2018, and the initial development of the Esaase deposit. Ore from Esaase is trucked via a haul road from Esaase to Obotan. This haul road was initially considered a temporary haul road as the JV's plans at the time contemplated that the Esaase deposit would be connected to the Obotan processing plant by means of a 27-km conveyor belt. However, in keeping with the revised scope of the LOM plan (as previously discussed), the ore transportation solution (from Esaase to Obotan) was modified and the 2020 LOM Plan was based on a continuous trucking operation from Esaase to Obotan, subject to certain upgrades to the existing haul road.

All amounts for MRE and MRev and project economics, including NPV are presented for the AGM as a whole (100% basis), without adjustment for the Company's ownership in the JV.

All defined terms used in the summary below have the meaning ascribed to them in the 2020 LOM Plan, and as a result may differ from the defined terms used elsewhere throughout this AIF. The below summary is subject to all the assumptions, qualifications and procedures set out in the 2020 LOM Plan and is qualified in its entirety with reference to the full text of the 2020 LOM Plan, which is incorporated herein by reference, and which was originally filed on March 17, 2020, and is available for review under the Company's profile at www.sedar.com.

Project Description, Location and Access

The AGM concessions, the Obotan and Esaase project areas, are located in the Amansie West District of the Ashanti Region of Ghana, West Africa (Figure 1-1). The project is operated as a 50:50 joint venture between the Company and Gold Fields (each holding a 45% economic interest, respectively), while the Government of Ghana has a 10% free carried interest in AGGL under Section 8 of the Ghanaian Mining Act.

The JV holds seven mining leases (Table 1-1), as well as prospecting and reconnaissance licenses, which collectively make up the AGM and span 30 km strike length of the Asankrangwa Gold Belt. The mining lease concessions cover an area of approximately 213.2 km2, between latitudes 6° 11' 54.985" N and 6° 35' 33.074" N, and longitudes 2° 4' 59.195" W and 1° 51' 25.040" W.

The Esaase, Abore, Abirem, and Adubea Mining Leases contain all of the mineral resources defined to date. All other concessions held by the JV in the area contain exploration potential defined to date and, in some instances, locations for infrastructure. The Ghanaian EPA grants permits on a perennial basis to conduct exploration. With respect to the AGM concession areas, all permitting within the aforementioned governmental permitting structure is up to date and accounted for.

Figure 1-1 The AGM Location and location of the various tenements making up the AGM (Source: 2020 LOM Plan)

Table 1-1: The Asanko Gold Mine Mining Licenses (Source: 2020 LOM Plan)

Tenement name	Licence Category	100% owned title holder	Minerals Commission file	Status of licence/expiration date	Area Km²
Datano	Mining Lease	AGGL - 100%	PL 6/32/Vol 3	Valid-ML 5/2030	53.78
Abore	Mining Lease	AGGL - 100%	PL 6/303	Valid-ML 7/2031	28.47
Abirem	Mining Lease	AGGL - 100%	PL 6/303	Valid-ML 3/2026	47.13
Adubea	Mining Lease	AGGL - 100%	PL 6/310	Valid-ML 7/2028	13.38
Esaase	Mining Lease	AGGL - 100%	PL 6/8/Vol.8	Valid-ML renewal*	27.03
Jeni River	Mining Lease	AGGL - 100%	RL 6/21	Valid-ML renewal*	43.41
Miradani	Mining Lease	AGGL - 100%	RL 6/122	Valid-ML 5/2025	14.98

Note: * Renewal applications have been submitted for the Esaase and Jeni River mining leases and Galiano does not foresee any complications with the renewal process

All concessions carry a 10% free-carried interest in favour of the Ghanaian government. The government interest is reflected in a 10% ownership of AGGL, and the government has a right to 10% of any dividends paid by the subsidiary. The leases are also subject to a 5% royalty on the value of metals sold payable to the government of Ghana. In addition, the Adubea concession is subject to an additional 0.5% royalty to the original concession owner. The Esaase mining lease is subject to an additional 0.5% royalty to the Bonte Liquidation Committee. The Akwasiso pit on the Abirem mining lease is also subject to an additional 2% NSR royalty payable to the original concession owner.

There is no environmental liability held over Galiano for any of the AGM concessions relating to the Obotan project area, with the exception of project works to date. There is a potential environmental liability on the AGM's Jeni River concession which was inherited with the acquisition of the Esaase concession.

Accessibility, Climate, Infrastructure and Physiography

The AGM concessions are located in the Amansie West district of the Ashanti region of Ghana, approximately 250 km northwest of the capital Accra, and about 50 to 80 km southwest of the regional capital of Kumasi.

Mining personnel are readily available in Ghana with a highly skilled workforce and numerous mining operations in the country.

There are daily flights from Accra to Kumasi flown by several different airlines. In addition, there is a small airstrip located adjacent to the Obotan project site infrastructure west of the Nkran village, which is used by the AGM to transport staff and service providers to and from Accra. Existing road access to the site is available from the west, south and east, but the main access used are from the ports of Tema and Takoradi to the south via Kumasi, or Obuasi. Total distance from Tema to the project site via Kumasi is approximately 400 km.

The AGM is located in hilly terrain dissected by broad, flat drainages that typically form swamps in the wet season between May and late October. Hill tops are generally at very similar elevations, reflecting the elevation of a previous erosional peneplane that is now extensively eroded. Maximum elevations are around 80m above sea level, but the areas impacted by the AGM deposits generally lie at less than 50m elevation. Despite the subdued topography, hill slopes are typically steep. Ecologically the AGM area is situated in the wet evergreen forest zone.

Project Infrastructure

Current site infrastructure consists of:

  an administration block, training facilities, exploration offices, core storage area, clinic and laboratory senior and junior accommodation facilities located to the west of the Obotan mine an exploration camp and office at Esaase

  an established mining operation at Obotan and Esaase with various structures like offices, stores, workshops and fuel storage facilities a Carbon-in-leach ("CIL") Plant at Obotan with various structures like offices, stores, workshops and reagent buildings a TSF

  the haul road from Esaase to Obotan

  Multiple boreholes sunk for water supply

  a 161-kV incoming power line fed from the Asawinso sub-station

  Communications currently available at the site are good due to the erection of an additional Vodafone tower at the Obotan camp.

History

Gold rushes in the area occurred in 1898 to 1901 and again in the 1930s. Most of the AGM concessions, however, have no record of the work undertaken on the properties for this period. Interest in the area was renewed in the early 1990s mainly because of the successful exploration work carried out on the adjacent concession where the Nkran deposit is located.

Table 1-2 below summarises the extent of the exploration activities and developments per project area relevant to the current MRE. All of the Mineral Resources of the AGM were remodelled in 2019.

Table 1-2 Summary of historical exploration and development per deposit

Period	Workings
Nkran
Historical

Alluvial and elluvial gold artisanal gold mining occurred which extended for ±610m in a northeast-southwest direction. European settlers worked the deposits - adits and drives extended 80m into the hill on site of old native workings.

1980s	Limited exploration work was undertaken with minor attention paid to the alluvial gold potential.
1990-1995

Exploration focused on known prospects at Nkran deposit (formerly known as Jabokassie).

Regional soil geochemical survey was carried out that identified numerous anomalies around Nkran.

Early reverse circulation ("RC") drilling phase yielded encouraging results over wide zone of bedrock mineralisation, extending along strike for 600m. The broad, low-lying Nkran had relief of only about 40m with oxidation extending to depths of 40m.

1995

Additional diamond drill hole ("DDH"), RC, RC with diamond tail ("RCD") drilling was completed. Mineral Resources (Measured, Indicated and Inferred classes) were estimated and reported. A feasibility study was completed, and mining lease was granted.

1996

Combined interests of Kiwi International Resources and Associated Gold Fields NL bought out by Resolute Mining Limited ("Resolute") who immediately reviewed and expanded the project scope. Further RC and DDH drilling was conducted over 74,168m to increase Mineral Resources to a depth of 150m at Nkran and to further assess the known mineralisation at nearby Adubiaso.

July 1996	A revised mine development plan was completed with a decision to proceed into production at a rate of 1.4Mtpa.
Early 1997	Initial mining commenced, and further exploration drilling continued.
May 1997	First gold poured.
1998-2000	Additional DDH, RC, RCD holes drilled.
2001	The Nkran mine was closed due to low gold price having produced 590,743 oz Au at an average grade of 2.35 g/t Au.
2002	Intensive exploration was undertaken.
2011	PMI carried out a 5km² Induced Potential ground geophysical survey. PMI also completed a versatile time-domain electromagnetic ("VTEM") and magnetic survey centered over the Nkran pit.
2015-2016	Nkran mine was dewatered and re-opened by AGGL as a deeper opencast operation.
2016-current	Open pit production. Construction and expansion of plant to circa 5Mtpa
Esaase
Historical	Artisanal mining occurred in the Bonte Area associated with the Ashanti Kingdom.
1900-1939	Workings by European settlers are evidenced by old adits - no documented records remain.
1966-1967	Drilling was conducted on the Bonte River valley alluvial sediments to determine alluvial gold potential - no information is available.
1990	The Bonte mining lease was granted to Akrokerri-Ashanti Gold Mines and later transferred to Bonte Gold Mines Limited.
1990-2002	Approximately 200,000 oz of alluvial gold was recovered on Esaase concession and 300,000 oz downstream on Jeni River concession.
2006-2013

Keegan Resources Inc. ("Keegan") consolidated further concessions. Intensive exploration was carried out including geophysics (airborne VTEM - 2,266 line-km), soil geochemistry (>4,000 samples) and exploration drilling. Drilling included 112 DDH over 25,190m, 40 down-the-hole drills over 2,692m, 667 RC holes over 106,854m and 321 RC with RCD holes over 100,102m.

2013-2018	AGGL continued extensive exploration in order to update the Mineral Resources. 2018 included 43,383m of re-logging and 4,992m infill RC drilling.
Dec 2018-current	Open pit production.

Nkran Extension Project area
Historical	No known historical exploration or mining activity.
1997-current

Exploration on north-eastern extension of Nkran structure delineated a number of mineralised zones - Akwasiso and Nkran Extension have all been drilled (2016) to Indicated Mineral Resource classification.

Akwasiso
1996-2000	Exploration programs including 145 RC holes over 5,088m and 32 DDH holes over 9,489m to delineate the target.
2001	Artisanal miners mined oxides. 6 DDH holes drilled (1,826m).
2014-2018	Exploration continued with purpose of refining the Mineral Resource. Drilling undertaken included RC holes over 6,256m, 25 DDH holes over 5,499m and RCD holes over 6,619m.
2017	Open pit operations commenced.

Abore
Historical	Alluvial and elluvial artisanal gold mining.
1990-1998

Mutual Resources and Leo Shield Exploration initiated a regional exploration program (73km²) including soil geochemistry and trenching. Soil geochemistry revealed a strong north-north-east trending gold anomaly over the area of artisanal mining (bedrock areas); the anomaly is several hundred metres wide and traceable along strike for about 3km, well beyond the area of old workings. Extensive trenching confirmed continuous bedrock mineralisation over 1,000m with widths in the range 50m to 100m. The mineralisation consists of a broad quartz stock work system hosted mainly by a north-north-east trending intermediate granitoid intrusion. Early artisanal pitting was focused mainly on narrow quartz veins associated with the stock work system

Extensive drilling in the area (mainly RC, some DDH) outlined sizeable resources (now known as the Abore, Adubiaso, Asuadai and Akwasiso prospects). Full details of this work are not available. Prospecting in an area north of Abore revealed artisanal mining in alluvial areas, as well as many old pits in the saprolite along a low hill immediately adjacent to the alluvial workings.

2007-2012

Exploration programs which included 31,639m RC (408 holes) and 10,188m DDH (57 holes) drilling were completed. This resulted in a Mineral Resource estimate.

Open pit mining occurred, and an agreement was reached whereby ore was trucked from Abore north to Nkran plant for treatment.

2012-current	No further exploration was undertaken. The Mineral Resource estimate was restated.
Asuadai
Historical

No formal historical mining or exploration is known to have occurred on this area.  Minor pitting in the region was performed by artisanal miners down to 5m to 10m through the oxide material to expose stock work vein sets.

1996	Mining undertaken by artisanal workers (to present day).
2000-2012	Exploration programs which included 447 holes for 5,551m RC and 8,785m DDH drilling completed.
2014 - current	No further exploration was undertaken. The Mineral Resource estimate was restated.
Adubiaso
Historical	No known formal historical mining or exploration occurred on this area.
1996-2000	Drilling was undertaken over 292 holes for 639m diamond drill, 590m RCD and 21,693m RC.
1999-2000	Open pit mining occurred. Oxide ore was processed at the Nkran plant.
2007-2013	Exploration programs, which included 1,359m RC and 9,691m DDH (50 holes) drilling, was completed.
2016	Exploration continued with 35 RC holes over 3,460m to refine orebody definition.
2017 - current	No further exploration was undertaken. The Mineral Resource estimate was restated.

Geological Setting, Mineralization and Deposit Types

a) Regional Geology - The geology of Ghana is dominated by predominantly metavolcanic paleoproterozoic Birimian Supergroup (2.25 - 2.06 billion years ago) sequences inclusive of the clastic Tarkwaian Group sediments (2.12 - 2.14 billion years), in the central-west and northern parts of the country. Clastic shallow water sediments of the Neoproterozoic Volta Basin cover the northeast of the country (Figure 1-2). A small strip of Paleozoic and Cretaceous to Tertiary sediments occur along the coast and in the extreme southeast of the country.

In Ghana, the Paleoproterozoic Birimian terrains consist of five linear northeast-trending volcanic belts with intervening sedimentary basins. The volcanic belts have been folded by multiple deformation events and are generally 15-40km wide and extend for several hundred kilometres laterally (Leube, et al., 1990). The Kumasi Basin is 90km wide and lies between the Ashanti Belt to the south-east and the Sefwi Belt to the north-west. The Kumasi Basin also continues under the Neoproterozoic Volta Basin to the north east and is covered by more recent Phanerozoic sediments and the Atlantic Ocean to the south-west.

The combined Sefwi and Ashanti volcanic belts and intervening Kumasi Basin host the vast majority of the gold endowment in Ghana (Figure 1-2); gold deposit and prospect locations are shown as yellow dots on the main map and red dots in the insert.

Figure 1-2 Regional geology map of south-west Ghana, West Africa

Source: Modified from Agyei Duodu, et al., 2009

b) Local geology - The AGM deposits are located within the Kumasi Basin on the Asankrangwa Gold Belt, which was recognised after decades of artisanal mining in gold-bearing, shear zone hosted quartz reefs. The basin is bound to the south by the Ashanti Fault/Shear and the Bibiani shear to the north. The Asankrangwa Belt expresses itself as a complex of northeast trending shear zones situated along the central axis of the Kumasi Basin. Several major northeast trending shears/structures that bisect the Kumasi Basin/Asankrangwa Belt. The Nkran deposit is located on a jog along the regional 35-40° trending Nkran Shear, which is a zone of about 15km in width and may be traced on a northeast to southwest trend for a distance of some 150km. The Nkran Shear Corridor also hosts the Asuadai, Dynamite Hill and Akwasiso deposits. The parallel Esaase Shear Corridor hosts the Esaase, Adubiaso and Abore deposits. The Miradani Shear Corridor hosts the Tontokrom, Miradani and Fromenda deposits.

The local geological setting, i.e. the Kumasi Basin, is heavily faulted and consists of an isoclinally folded sequence of metasediments, dominated by turbiditic sequences of greywackes and shales, intercalated with rare andesites and volcanoclastics, previously described as greywackes, phyllites, argillites and shales.

The Asankrangwa Belt straddles two broad domains of distinct magnetic character. The western portion is characterised by the low magnetic relief that is typical of the Kumasi Basin as a whole. In the east, moderately magnetic mafic volcanic rocks results in a high magnetic zone corresponding to the Lower Birimian Supergroup, and the infolded, strongly magnetic rocks of the Ashanti Belt volcano-sedimentary and Tarkwaian sedimentary packages. This domain is in sharp contact with the weakly, to non-magnetic rocks of the upper Birimian metasediments, which dominate the Kumasi Basin in the west. This zone of contrast coincides with the prominent, shear zone which bounds the northwest margin of the Ashanti volcanic belt that plays host to most of the large gold deposits in the area.

A sharp northeast trending break separates these two distinct magnetic domains and also truncates the dominant east northeast to west southwest trends typical of the eastern domain. Evident, dramatic changes in the structural grain in the area indicate the presence of a major shear zone separating the two domains. This interpretation results in the Upper Birimian metasediments of the western domain occurring in the hanging wall of the shear zone, and above Lower Birimian metavolcanics of the eastern domain which occur in the shear zone footwall. This arrangement of 'younger-over-older' supports a long and intense thrusting history on the shear zone.

One of the structural setting interpretations of the Asankrangwa Belt that explains these relationships is an inverted half-graben, in which growth faulting-controlled accumulation of the upper Birimian metasediments, above the Lower Birimian metavolcanics in the footwall.

c) Property geology - The deposits are hosted along the northeast-southwest Asankrangwa structural shear corridor, which is defined by northeast-southwest trending lineaments and magnetic lows. It is about 7 km wide and over 50 km long. A summary of the mineralisation and dominant host rocks at each deposit is presented in Table 1-3.

Table 1-3 Summary of mineralisation style per deposit (Source: 2020 LOM Plan)

Deposit	Mineral style	Main host rock
Nkran	D2 shear + granite + Late conjugate QVs	Quartz (Qtz) sandstone + granite + quartz veins (QVs)
Nkran Extension	D2 shear + Late conjugate QVs	Qtz sandstone
Esaase	D2 shear + tensional QVs	Highly deformed sandstone-siltstone-shale + QVs
Akwasiso	D2 shear + granite + Late conjugate QVs	Qtz sandstone + granite + QVs
Abore	D2 shear + granite dyke + Late conjugate QVs	Granite + QVs
Asuadai	D2 + Granite + late conjugate QVs	Granite + QVs
Adubiaso	D2 shear + granite dyke + Late conjugate QVs	Qtz sandstone + granite
Adubiaso Ext	D2 shear + late conjugate QVs	Qtz sandstone

For additional detail regarding the underlying geology, mineralization and (in the case of the Esaase deposit) geometallurgy of each deposit, refer to the 2020 LOM Plan filed on SEDAR at www.sedar.com.

d) Deposit types - Two broad styles of gold deposits are present in southwest Ghana:

  Structurally controlled lode or orogenic gold deposits

  Paleoplacer disseminated gold deposits in Tarkwaian conglomerates.

The primary controls on mineralisation in the Asankrangwa Belt are structural in origin. Certain sandstone units within the Birimian metasedimentary package provided favourable rheological conditions that optimised gold deposition often close to major lithological contacts with either Birimian metavolcanics, or Tarkwaian metasediments. The deposit type targeted by the AGM is this structurally controlled mesothermal quartz vein style mineralisation. This is the most important type of gold occurrence in West Africa and is commonly referred to as the Ashanti-type. Milesi et al. (1992) recognised that mesothermal quartz vein style deposits are largely confined to tectonic corridors that are often over 50km long and up to several kilometres wide and usually display complex, multi-phase structural features, which control the mineralisation.

There are at least two separate gold mineralising events that are linked to the structural evolution of the area. Mineralisation is linked to:

  Early isoclinal folding, shearing and/or duplexing of stratigraphy controlling the location of deformation zones and fluid flow

  A late approximate east-west compressional event that generated shallow dipping to flat orientated conjugate vein sets that crosscut the earlier fabric and gold mineralisation.

This brittle style deformation postdates the emplacement of granitic intrusives into the core of the existing deformed and sheared sediments.

Two distinct gold events are recognised in southwest Ghana:

  D2 gold related to regional north-east south-west compression and reverse faulting (ca. 2,110 Ma)

  D4/D5 gold related to regional sinistral strike slip faulting (ca. 2,090 Ma).

Gold mineralisation is associated with major northeast striking, 5m to 40m wide graphite-chlorite-sericite fault zones. In particular, gold mineralisation is developed where the northeast fault zones intersect major east-northeast striking fault zones, and especially where they are recognised to have influenced granite emplacement, alteration and gold geochemical trends.

Left stepping flexures (10km to 30km scale) in the northeast striking fault zones (which produce more northerly striking fault sections), are important for the localisation of gold mineralisation. Other local complexities in stratigraphy and fault geometry, associated with major northeast striking faults, are also important for example, folds in stratigraphy that may produce saddle reef style mineralisation, or fault duplexes.

The most common host rock is usually fine-grained metasediments, often in close proximity to graphitic, siliceous, or manganiferous chemical sediments. However, in some areas, mafic volcanics and belt intrusions are also known to host significant gold occurrences. Refractory type deposits feature early-stage disseminated sulphides in which pyrite and arsenopyrite host important amounts of gold overprinted by extensive late stage quartz veining in which visible gold is fairly common and accessory polymetallic sulphides are frequently observed. This type includes important lode /vein deposits in Ghana such as at the Obotan and Esaase area. However, a second non-refractory style of gold mineralisation occurs in which gold is not hosted within sulphide minerals either in early, or late stage mineralisation. These deposit types have lower sulphide content in general and often lack the needle-like arsenopyrite that is common in the refractory type deposits.

The Obotan deposits demonstrate a late (second) phase of gold mineralisation hosted in granitoids (Nkran basin type granite), emplaced in regional shear corridors. The deposits are situated within the Birimian metasediments, but the granitoid and mineralisation both occur at contacts between greywacke and carbonaceous phyllite units. The deposits are dominated by D2 regional reverse faulting gold, and only contain quartz vein-hosted free-milling gold lodes.

Exploration

The AGM has employed an ongoing systematic exploration programme including regional (generative) and near mine (advanced) programmes, targeting new gold deposits as well as incremental mineral resources (oxide and fresh). Regional prospectivity work was initiated in 2014 in collaboration with Corporate Geoscience Group, and advanced drilling programmes undertaken thereafter from early 2015. The key elements completed to date include:

  Prospectivity mapping analysis of the Asankrangwa Belt (collation of available regional geophysical and geological data and drilling and geochemical survey information)

  Review of previous exploration and drilling programs

  Exploration target prioritisation for generative and advanced exploration

  3,000-line kilometre Heli-borne VTEM survey infilling previous gaps in coverage

  Updated regional geological interpretation based on the interpretation of the VTEM survey

  3D inversion study of the VTEM data

  Relogging of DDH core (Nkran, Abore, Esaase)

  RC, RCD and DDH drilling to indicated Mineral Resource classification on all selected and reported targets.

The AGM have collated all historical work and integrated the databases from previous owners with more current and ongoing activities. Work completed under AGGL ownership is described in the following sections.

a) Geophysical surveys

The geophysical survey work is a standard routine method conducted by practicing professionals and thus the integrity of the source survey data would be of an acceptable standard. The greater, extensive regional area has been surveyed. All surveys grid location information is in WGS 84, Zone 30N Universal Transverse Mercator coordinates.

b) Geological mapping

The geological data points used in the geological mapping exercises across the AGM are stored in an extensive database. The exercises are considered qualitative studies of the nature of and geological genesis for the deposits as opposed to being quantitative in nature.

c) Sampling

Sampling has been and is currently conducted across the extent of the AGM tenements. AGGL employs the procedures as described in the above section. The sampling datasets taken over the years appear to be complete and well annotated, including nature of sample taken. All samples are considered qualitative in nature.

Since 2017, a total of 882 surface geochemical samples (grab, soil, stream sediment) have been taken across the greater AGM tenements, with the focus on greenfields targets that are not the subject of this AIF.

Figure 1-3 illustrates on a regional level the location of the sampling points.

Figure 1-3 Surface geochemistry sampling locations (2017 to 2019)

600000
625000
735000
715000
695000
Esaase
Abore
Asuadai
Dynamite Hill
Adubiaso Ext
Adubiaso
Akwasiso
Nkran Ext
Nkran
Midras South
Gyemera Forest Reserve
Gyemera Extension Forest Reserve
Oyeni River Forest Reserve
Apamprama Forest Reserve
Asenanyo River Forest Reserve
Afrodwase East Forest Reserve
Oda River Forest Reserve
Tano Ofin Forest Reserve
Offin Shelterbelt Forest Reserve
© OpenStreetMap (and) contributors, CC-BY-SA
Reference
Deposits
Offin River
Esaase Obotan Haul Road
Open Pit
Asanko Tenements
Mine Infrastructure
Waste Rock Dump
TSF As Built
Forest Reserves
Surface Geochemistry Sampling Points
Sample Type
SOIL
GRAB
SC
Asanko Gold Ghana Ltd
PLAN MAP SHOWING SURFACE GEOCHEMISTRY SAMPLING LOCATIONS BETWEEN 2017 AND 2019
0 5 10 20
Kilometers
Co-ordinate System WGS 1984 UTM Zone 30N
Projection: Transverse Mercator

Source: Asanko Gold, 2019

Since 2014, the AGM has taken a total of 38,469 channel, pulp, DDH and RC samples across the Adubiaso, Akwasiso, Esaase and Nkran deposits, as shown in Table 1-4.

Table 1-4 Drill hole sample summary by deposit since 2014

Prospect	Channel	DDH	Pulp	RC	Total
Nkran	9	2,934		390	3,333
Esaase Main Zone North			960	3,871	4,831
Esaase Main Zone South				2,325	2,325
Akwasiso		8,741		7,239	15,980
Adubiaso				3,298	3,298
Total	9	12,128	960	25,372	38,469

Note: DDH - Diamond drill hole; RC - Reverse circulation.

In addition to this, grade control sampling has occurred as summarised in Table 1-5.

Table 1-5 Grade control sample summary by deposit since 2014

Pit	COMP_RC	FC	Grab	RC	RPL	Total
Akwasiso Pit				21,851	127	21,978
Esaase Main Pit				58,996		58,996
Nkran Ext Pit				6,736		6,736
Nkran Pit	37,974	23	19	75,748		113,764
Total	37,974	23	19	163,331	127	201,474

Note: RPL - Ripline; FC - Face channel; RC - Reverse circulation

Drilling

Historically, surface drilling at the AGM included RC, DDH and RCD drilling. Drilling for Mineral Resource delineation focused on Nkran, Esaase, Akwasiso and Abore, although extensive drilling has also been undertaken at Asuadai and Adubiaso. The most extensive drilling was conducted over the project areas as well as adjacent tenements under the auspices of Resolute, PMI and Keegan.

To date, a combined total of 6,150 evaluation aircore ("AC"), DD, RC and RCD drill holes totalling 521,122m have been drilled at the AGM deposits that are the subject of this AIF, as well as additional grade control and other drill holes. Mineral Resource definition drilling at the AGM mainly includes RC and DDH drilling. A summary of the drilling completed at each deposit, on a yearly basis, is provided in Table 1-6. It is noted that the table only reflects AC, DDH, RC and RCD drilling. Additional drilling work has been completed but is not utilised in the Mineral Resource estimation.

Table 1-6  Drilling summary by deposit

Prospect	Year	No. of holes	Metres drilled
			AC	DDH	RC	RCD	Total
Abore	2010	30		4,886.68			4,886.68
	2011	24		4,550.30			4,550.30
Abore North	2000	485		1,224.70	31,594.00		32,818.70
	2010	2		408.00			408.00
	2011	2		352.60			352.60
Adubiaso	1996	49			5,958.17		5,958.17
	1997	20			876.00		876.00
	1998	11			1,745.20		1,745.20
	1999	34					-
	2000	178		638.90	13,113.87	589.70	14,342.47
	2009	3		488.28			488.28
	2010	10		1,567.27			1,567.27
	2011	37		7,635.60			7,635.60
	2013	14			1,359.00		1,359.00
	2016	35			3,460.00		3,460.00

Akwasiso	1996	1	250.00			250.00
	1997	18	1,278.30	1,098.00		2,376.30
	1998	189	824.50	2,372.00		3,196.50
	2000	102	2,736.03	6,019.00		8,755.03
	2016	51	5,498.60	1,742.00	1,888.00	9,128.60
	2017	91		4,514.00	4,731.30	9,245.30
Akwasiso South	2018	65		4,946.00	225.10	5,171.10
Asuadai	2000	384	329.00	5,551.00		5,880.00
	2010	15	1,739.82			1,739.82
	2011	45	6,063.87			6,063.87
	2012	3	652.60			652.60
Esaase B Zone	2007	24	300.53	3,023.00		3,323.53
	2008	184		1,728.00	1,630.30	3,358.30
	2011	73	608.00	7,265.00	3,659.60	11,532.60
Esaase B1 Zone	2007	8	1,009.80	265.00		1,274.80
	2009	2			580.60	580.60
	2010	1			156.30	156.30
Esaase C Zone	2007	5	651.36			651.36
	2010	6		897.00		897.00
	2011	66		177.00		177.00
Esaase D Zone	2007	1	232.26			232.26
	2008	37		3,035.00	1,845.10	4,880.10
	2010	2		150.00	311.90	461.90
	2011	19		360.00	4,202.40	4,562.40
Esaase E Zone	2008	9		251.00		251.00
	2009	3		351.00		351.00
	2011	12		1,303.00	802.00	2,105.00
Esaase Main Zone NE	2007	2	506.58			506.58
	2008	28		3,161.00	642.10	3,803.10
	2009	1004		11,041.00	2,082.10	13,123.10
	2010	61		7,787.00	177.00	7,964.00
	2011	70	439.50	2,152.00		2,591.50
Esaase Main Zone North	2006	14	4,084.46			4,084.46
	2007	236	1,464.47	20,375.00	14,095.20	35,934.67
	2008	202	833.00	23,955.00	13,624.60	38,412.60
	2009	73	915.70	891.00	3,332.10	5,138.80
	2010	92	5,096.40	1,494.00	18,570.60	25,161.00
	2011	102	5,625.80	5,285.00	14,169.30	25,080.10
	2013	6	1,322.60			1,322.60
	2018	82		4,872.00		4,872.00
Esaase Main Zone South	2007	68	381.61	9,831.00	1,270.20	11,482.81
	2008	39	224.60	3,795.00	3,492.00	7,511.60
	2010	36	1,063.60	764.00	5,936.60	7,764.20
	2011	47	490.90	2,513.00	2,249.90	5,253.80
	2013	1	100.00			100.00
	2018	27		2,378.00		2,378.00

Nkran	1995	57		4,305.85	985.00	1,285.71	6,576.56
	1997	59		100.00	3,435.00	1,324.90	4,859.90
	1998	28			190.00		190.00
	1999	5			100.00		100.00
	2000	671		32,376.88	20,500.45	3,000.99	55,878.32
	2010	21		9,049.57			9,049.57
	2011	79		34,646.53		494.00	35,140.53
	2012	452	20,677.00	546.30	800.00	2,426.50	24,449.80
	2017	12		1,699.60		2,600.30	4,299.90
Nkran Ext	1997	49					-
	1998	60			370.00		370.00
	2000	19			1,591.00		1,591.00
	2013	10			1,002.00		1,002.00
	2014	18			1,785.90		1,785.90
	2016	38			3,032.00		3,032.00
	2017	24		257.20	930.00	702.30	1,889.50
Nkran NE	2015	4			368.00		368.00
	2016	4			352.00		352.00
Total		6,150	20,677.00	149,458.15	238,888.59	112,098.70	521,122.44

Note: AC - Aircore; DDH - Diamond drill hole; RC - Reverse circulation; RCD - Reverse circulation with diamond tail.

The following drilling is excluded from the above - Auger (AG), Rotary Air Blast

Esaase B, B1,C,D&E zones do not form part of the declared Esaase Mineral Resources.

Nkran has been drilled formally from the early 1990s prior to mine establishment and has since undergone numerous RC and DDH drilling and infill drilling programmes to define and refine the orebody model, as well as relogging of available core materials.

Drilling at Esaase by Keegan from 2006 to 2012 focused mainly on the northwest-striking, main gold bearing structures. An oxide RC infill drilling program was completed in May to June 2018 with the aim to target the two-year oxide pit and drill a staggered 40m x 40m infill pattern to increase the confidence in the mineralisation within the upper portion of the deposit. Overall, the drill holes averaged approximately 60m in depth and were spread along the length of the proposed two-year oxide pit. In addition to this program, 21,000m of historical diamond drill core was re-logged from a selection of 83 holes covering the full strike of the Esaase Main orebody. A further 6,950m was re-logged from 38 diamond drill holes covering the Esaase South orebody.

Resolute originally tested the Akwasiso oxide material in 2001 by RC and DD drilling. After acquiring the project area, AGGL completed further RC and DD drilling, including a second phase of RC and RCD drilling to upgrade Inferred Mineral Resources.

The Abore and Asuadai project database comprises historical drill hole data from Resolute and PMI. These are utilised in the Mineral Resource and form part of LOM plan. Further drilling is anticipated to upgrade the Mineral Resources and prepare the sites for mining.

AGGL continued testing the Adubiaso target during 2016 with a RC drilling program, successfully identifying over 500m of strike of additional multiple thin mineralised zones, which have subsequently been infill drilled. During 2016 AGGL conducted RC exploration and RC infill drilling on the northeast extension of the Adubiaso pit mineralisation. These programs resulted in further Mineral Resources and open pittable reserves being estimated for what is known as Adubiaso Extension.

Currently mainly RC and DDH are utilised and employ standard industry practices. Many of the DDH was drilled as a tail to the initial RC. Shallow drill holes targeting oxidised material and shallow fresh material generally utilise RC drilling.

Drill traverses for all project areas are generally aligned perpendicular to the local northeast-southwest mineralised trends. The drill hole spacing varies between the projects, ranging from 10m to 20m across strike to 20m to 50m along strike (to define near mine surface projections of mineralisation).

Grade control ("GC") drilling is conducted at the Nkran, Esaase, Akwasiso and Adubiaso pits. A summary of this work as completed by the AGM since 2014 is shown in Table 1-7Table 1-. Further infill drilling is anticipated in the future at the operational pits.

Table 1-7 Grade control drilling summary by deposit since 2014

Pit	No. of holes	Reverse circulation (RC) metres drilled
Adubiaso Pit	323	11,877
Akwasiso Pit	1,961	51,873
Esaase Main Pit	3,728	84,369
Nkran Ext Pit	473	10,896
Nkran Pit	10,514	332,060
Total	16,999	491,075

The drilling density is considered appropriate to define the geometry and extent of the mineralisation for the purpose of estimating Mineral Resources, given the understanding of the local project geology, structure and confining formations. AGGL's strategy is to conduct drilling sufficient to assume geology and grade continuity to a level to support at least Indicated Mineral Resources and thus support the application of modifying factors in sufficient detail to support mine planning and evaluation of economic viability.

Sampling, Analysis and Data Verification

At Nkran all sampling was carried out under the direct supervision of senior geological personnel. All drill core was geologically and structurally logged, split (sawn), photographed and stored at AGM's field offices, or the sampling and storage facility in Nkran.

Samples with visible gold were routinely submitted for either screen fire assay or a bulk cyanide leach assay. Crushing and grinding were completed at the analytical laboratory. The quality of analysis at the laboratories was monitored using blanks, standards, duplicates and check assays.

Esaase RC chips, half-core and core photographs, duplicate pulps and residues of all submitted samples were retained and stored at the exploration camp at Tetrem. Keegan used HQ3 drilling to maximise sample recovery in weathered zones. RC drilling switched to diamond core drilling once wet samples were noted.

AGGL's DD core samples are determined by the logging geologist and should be between 30cm and 150cm in length. Samples must not cross lithological boundaries and must be defined within similar alteration zones and structural features. Samples should weigh between 2 and 3kg. Quality control samples are inserted by the logging geologist at the core shed. Quarter core duplicates are taken to measure precision.

AGGL's RC samples of approximately 2 to 3kg are collected from the cyclone at 1m intervals and split in a riffle splitter. If the resultant sample is greater than 3kg, then the entire sample is re-split. The cyclone is continuously monitored to avoid contamination from clogging and at a minimum cleaned after every hole. The drill rods, down-hole hammer bit and the sampling equipment are cleaned regularly using compressed air. To determine recovery and ensure that the optimal sample size was taken, recovery is monitored by weighing samples at the RC rig.

The geologist ensures that the quality control samples are inserted at the core yard and monitors the dispatch of the samples to the laboratory. A 2 to 3kg duplicate sample is taken in an identical manner as the original and stored in a pre-labelled sample bag.

To avoid contamination, no metal jewellery is permitted to be worn by the AGGL's samplers. All sample preparation, apart from discussed above, is undertaken by the preparation and analytical laboratories.

Diamond core cutting procedures vary slightly between the earlier work and the current AGGL sampling. In both cases an orientation line was drawn on the core and an electric diamond core saw used to cut the core, retaining the left-hand side for reference (when looking down hole). Historical samples were cut 1cm to the right of the line and AGGL samples are cut along the line. AGGL procedures state that the line should be traced perpendicular to the stratification, or where there is mineralisation one should try to get the optimum distribution so that 50% of mineralisation is represented in each half of the core.

Where core was too friable to cut with a diamond saw, the core was dry cut or cleaved.

Nkran GC and exploration RC samples were taken from the drilling rig using a rotary splitter which produced equal aliquots to mitigate any bias. A 3kg sample was collected for laboratory submission and coarse rejects of all samples were kept as a backup for at least three months (GC) and six months (exploration).

Esaase and other RC samples are split using a three-tier riffle splitter (1 in 8 split) to obtain a sub-sample of 3kg or less and collected in pre-labelled plastic bags. Rejects are stored in plastic bags.

At Nkran, individually bagged core and RC drilling samples were packed in polyweave, or heavy plastic sacks, tied with binding wire and prepared for transport to the laboratory. The geologist was responsible for sample security and prior to dispatch, the samples were firmly secured and locked in a designated sample room at the field office.

Esaase sampling procedures required samples to be collected in staple-closed bags once taken from the rig or core-cutting facility. The samples were then transported to the project camp to be picked up by the laboratory truck and taken directly to the laboratory.

The AGGL procedure for sample submission is as follows:

  RC samples are collected from the drill site every shift and transported to the Obotan and Esaase camp

  Samples are packed in 50kg bags and stored in the logging shed until shipped to the laboratory

  The QA/QC geologist supervises loading of samples on to the truck

  A sample dispatch form accompanies the samples, and another signed by the exploration manager is provided to the security guards to authorise the shipment to leave the camp

  At the laboratory, the laboratory representative signs the sample dispatch form confirming receipt and change of custody for the samples.

Samples were prepared and analysed at commercial external laboratories until the establishment of the AGM Laboratory in 2017. Thereafter the AGM laboratory has been used as the primary preparation and analytical laboratory for production sampling. Exploration samples are sent to an external accredited laboratory (Intertek Tarkwa or ALS Kumasi). The tables below have been adapted for the purposes of the 2020 LOM Plan and summarise the preparation(Table 1-8) and analytical techniques (Table 1-9) used.

Table 1-8 Summary of sample preparation techniques

Laboratory	Locality	Period	Preparation
SGS	Accra	1995	Jaw crush to -6mm, then cone crushed or disk milled to -2mm. Pulverisation of 300g to 1kg split -200 mesh in labtechnic homogenizing mill
Inchcape	Obuasi	1995-1997	Dry, crush, pulp 2kg. SFA dry at 105°C, ringmill 500g to 1.5kg 75µms
Analabs	Nkran Site	1997-1998	Drying, jaw crushing to nominal 6mm to 12mm. Sample volume reduction - riffle split. Ringmill <1kg, nominal 75 microns
SGS	Bibiani	2009 - 2012
SGS	Tarkwa	2010-2012	3kg or less of sample is dried, disaggregated, and jaw crushed to 3mm. Sample is pulverised to 95% passing 75µm using an LM2 pulveriser. Two pulp samples are taken for analysis and pulp storage
Min Analytical	Perth	2011-2014
ALS Kumasi	Kumasi	2006-present

3kg, or less of sample is dried, disaggregated, and jaw crushed with 70% passing 2mm. Sample is pulverised to 85% passing 75µm using an LM2 pulveriser. Two pulp samples are taken for analysis and pulp storage

Trans World (TWL)	Tarkwa	2009-2010

3kg or less of sample is dried, disaggregated, and jaw crushed to 3mm. Sample is pulverised to a nominal 95% passing 75µm using an LM2 pulveriser. Two pulp samples are taken for analysis and pulp storage

Intertek	Tarkwa	2010-present	Samples are crushed to 2mm and pulverised to 75µm
Performance Labs	Bibiani	2010-2012
Asanko Gold	Nkran site	2017-present	Samples are crushed to 2mm and pulverised to 90% passing 75µm in LM2 pulverisers. 250g pulp sample taken for analysis

Table 1-9 Summary of analytical laboratories and assay techniques

Laboratory	Locality	Period	Accreditation	Au assay method	Lower detection limit
SGS	Accra	1995	ISO/IEC 17025	Fire assay	0.01 g/t
Inchcape	Obuasi	1995-1997	ISO/IEC 17025	Fire assay, screen fire assay	0.01 g/t
Analabs	Nkran Site	1997-1998	ISO/IEC 17025	Fire assay	0.01 g/t
SGS	Bibiani	2009 - 2012	ISO/IEC 17025	Fire assay	0.01 g/t
SGS	Tarkwa	2010-2011	ISO/IEC 17025	Fire assay, screen fire assay	0.01 g/t
Min Analytical	Perth	2011-2014	ISO/IEC 17025	Fire assay	0.005 g/t
ALS Kumasi	Kumasi	2006-present	ISO 9001:2000	Fire assay, Leachwell bottle roll, screen fire assay	0.01 g/t
Trans World (TWL)	Tarkwa	2009-2010	ISO/IEC 17025	Fire assay	0.01 g/t
Intertek	Tarkwa	2010-present	ISO/IEC 17025	Fire assay, Leachwell bottle roll	0.01 g/t
Performance Labs	Bibiani	2010-2012	ISO/IEC 17025	Fire assay, BLEG	0.01 g/t
Asanko Gold	Nkran site	2017-present	Nil	Leachwell bottle roll & fire assay	0.01 g/t

External check assays (umpires) are used to monitor between laboratory bias:

  Esaase samples analysed at Transworld Laboratories ("TWL"), were sent to SGS Tarkwa and Genalysis Perth for external check analysis. In both cases, the TWL results had a mean positive bias compared to the checks (i.e. over-reported)

  Esaase samples originally analysed at SGS Tarkwa and ALS Kumasi were sent to Genalysis Perth for external check analysis and results had no significant bias

  Exploration samples analysed at the AGM laboratory since 2016 were sent to ALS Kumasi for umpire analysis. The procedure requires monthly dispatches of a range of samples which include ore and waste material.

Mineral Processing and Metallurgical Testing

Historical metallurgical test work campaigns for various phases for AGM have included the following:

  Phase 1 of a pre-feasibility study ("PFS") (2014 - 2015) - metallurgical response evaluation of a gravity-CIL circuit (as per the existing AGM design) and a gravity-flotation-CIL circuit (as per the Esaase PFS design) when treating blends of Esaase and Obotan ores. Test work also considered potential carbon poisoning by flotation reagents

  Phase 2 of a definitive feasibility study (2015 - 2016) - combined processing of gravity-CIL circuit tailings and flotation concentrate regrind product (from a gravity-flotation-CIL circuit), through a combined CIL circuit when treating blends of Esaase and Obotan ore types. Diagnostic test work was also conducted on the treatment of Nkran material through a gravity-flotation-CIL circuit.

In 2018 an additional limited test work campaign was initiated. The purpose of the program was to address two key technical aspects with respect to the Esaase fresh ore component, namely to:

  Create a better understanding of the structural geology of the orebody

  Formulate a metallurgical test program which would focus on the ore body structural interpretation (and its inherent different lithologies). This would then lead to the creation of a geometallurgical model and a more defined recovery profile.

The key component of the geometallurgy of the fresh, unoxidised gold mineralisation at Esaase, is the distribution and abundance of Organic Carbon ("OC") which shows enrichment in the following areas:

  Within and immediately adjacent to the northeast-southwest trending shear zones and sheared lithological contacts within the stratigraphic units

  Within the deformed shales and siltstones of the identified "Cobra" unit.

One of the planned outputs of this metallurgical test work campaign was the development of an unbiased recovery model which reflects the distribution and abundance of OC and is therefore applicable to all sections of the ore body. The test work campaign also considered comparative benchmark performance relative to the Nkran ore body which had experienced similar OC enrichment.

OC content variances were determined by appropriate drill core sampling and assaying, with the Cobra unit identified as a distinctly elevated OC geometallurgical domain (narrow 2-5 m intervals of greater than 0.5% OC). OC content levels in the central sandstone zone are significantly lower (Table 1-10).

Table 1-10 Percent OC populations by stratigraphic unit (in %)

Stratigraphic unit	Probability of OC above 0.5% threshold	Mean %OC of sample population below threshold	Mean %OC of sample population above threshold
Upper	15	0.30	0.84
Cobra	55	0.38	0.89
Central Sandstone	12	0.30	0.62
Python	26	0.32	0.62

Geological observations from ongoing pit mapping (linked to drill hole %OC stratigraphic characterisation) suggests that elevated organic carbon levels are predictable and occur within identifiable "structural domains" that are however not continuous across the full strike length of the Esaase Main and South deposits. Metallurgical sampling and testing completed in 2018/ 2019 was better aligned with the growing understanding of the resource geology but was biased towards the thinking at that time that the OC was more widespread (not necessarily diagnostic) - this is to be addressed in 2020.

Over the LOM of Nkran (3.5 years) the plant has achieved consistent recoveries exceeding 93.4%, notwithstanding the treatment of a blended ore comprising Oxides, Transition and Fresh and despite some mineralised lithologies with recorded preg-robbing characteristics. The recoveries achieved are shown in Table 1-11.

Table 1-11 Nkran (Obotan) historical annualised recovery

Annualised recovery	2016	2017	2018	2019
Nkran Au recovery percent (%)	91.6	94.3	93.8	93.8

Ore with OC values of greater than 0.5% would generally originate from the shear zones (Python and Cobra) within the Esaase LOM pit. Ore originating within these zones comprise approximately 15% of the LOM tonnage. These ores are easily distinguishable from the ores outside the shear zones and have the potential therefore to be separately mined and stockpiled.

Fresh Esaase ore has not yet been introduced into the process plant - this will be the ultimate test of recovery performance.

The predicted LOM recovery profile is indicated in Figure 1-4 below.

Figure 1-4 LOM grade and recovery profile

Table 1-12 confirms the comparative LOM recoveries per ore body.

Table 1-12 Comparative LOM recoveries per ore body

Ore body	Recovery (%)	Ore body	Recovery (%)
Abore	93.8	Esaase Main	86.2
Adubiaso	93.9	Esaase South	87.4
Akwasiso	93.8	Nkran	94.1
Asuadai	93.1	Stockpiles	86.9

Note: The overall LOM recovery is 89.1% (88.6% discounted due to soluble gold losses and carbon losses).

Mineral Resource Estimates

MREs are reported for six deposits - all updated for the purposes of the 2020 LOM Plan. Referencing Table 1-13, CSA Global compiled the updated MREs for Nkran, Esaase and Akwasiso. The Updated MREs for Abore, Adubiaso and Asuadai were compiled by the AGM technical team under supervision of the CSA Global Qualified Person.

The MREs are reported in compliance with the definitions and guidelines for the reporting of Exploration Information, Mineral Resources and Mineral Reserves in Canada, as per CIM (2014). These MREs adhere to the rules, policies and standards of disclosure for NI 43-101.

The effective date of the MRE (comprising six deposits) is 31 December 2019, presented in the form of a combined global mineral resource table (Table 1-13). The 2019 Mineral Resource conforms to CIM (2014) and NI 43-101. The Esaase Resources below includes the Mineral Reserves contained in both the Esaase Main and Esaase South pits (as described in the Mineral Reserve Estimate).

Table 1-13 Asanko Gold Mineral Resource as at 31 December 2019 at a 0.5 g/t Au cut-off

Deposit	Measured & Indicated			Inferred
	Tonnes (Mt)	Au grade (g/t)	Au content (koz)	Tonnes (Mt)	Au grade (g/t)	Au content (koz)
Nkran	8.5	2.14	586	-	-	-
Esaase	43.2	1.69	2,348	5.4	1.54	269
Akwasiso	2.8	1.82	165	0.4	2.16	29
Abore	4.7	1.46	221	0.9	1.69	48
Asuadai	1.3	1.32	55	0.0	1.24	2
Adubiaso	1.2	1.88	71	0.2	1.43	9
Stockpiles	2.3	0.76	57
Total	64.1	1.70	3,504	7.0	1.59	357
Notes:

• The effective date of the Mineral Resource is 31 December 2019

• Mineral Resources are reported at a cut-off grade of 0.5 g/t gold assuming a metal price of US$1,500/oz Au

• Mining, G&A, processing costs, and process recovery are dependent on deposit and detailed in the respective deposit sections

• Figures are rounded to the appropriate level of precision for the reporting of Mineral Resources

• Due to rounding, some columns or rows may not compute as shown

• The Mineral Resource is stated as in situ dry metric tonnes

• The Mineral Resource is classified under the guidelines of CIM (2014), and procedures for classifying the reported Mineral Resources were undertaken within the context of the NI 43-101

• Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues

• The Mineral Resource is reported inclusive of Mineral Reserves

• The Nkran, Esaase and Akwasiso MREs have been prepared by CSA Global who are independent of the AGM. The Abore, Asuadai and Adubiaso MREs have been prepared by Gold Fields and reviewed and accepted by CSA Global

• CSA Global does not know of any known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources. CSA Global considers the risks regarding permitting and socio-economic factors to be low.

Mineral Reserve Estimates

The MRev has been prepared as part of the 2020 LOM Plan by CSA Global using CIM (2014) and procedures for classifying the reported Mineral Reserves were undertaken within the context of the NI 43-101.

The Mineral Reserves were derived from the Mineral Resource block models and estimates. The Mineral Reserves are based on the Measured and Indicated Mineral Resources that have been identified as being economically extractable and which incorporate mining losses and the addition of waste dilution. The Mineral Reserve estimate as at 31 December 2019 is included in Table 1-14.

Table 1-14 Asanko Gold Mineral Reserve, as at 31 December 2019

Deposit	Proven			Probable			Total
	Tonnes (Mt)	Au Grade (g/t)	Au Content (koz)	Tonnes (Mt)	Au Grade (g/t)	Au Content (koz)	Tonnes (Mt)	Au Grade (g/t)	Au Content (koz)
Nkran				10.9	1.64	577	10.9	1.64	577
Esaase Main				29.1	1.33	1,245	29.1	1.33	1,245
Esaase South				4.5	1.44	210	4.5	1.44	210
Akwasiso				1.9	1.43	87	1.9	1.43	87
Abore				2.8	1.42	127	2.8	1.42	127
Adubiaso				0.8	1.51	38	0.8	1.51	38
Asuadai				1.0	1.12	37	1.0	1.12	37
Stockpiles	2.3	0.76	57				2.3	0.76	57
Total	2.3	0.76	57	51.1	1.41	2,320	53.4	1.38	2,377

Notes:

• The effective date of the Mineral Reserve is 31 December 2019 based on projected mining depletions

• Mineral Reserves are reported assuming a metal price of US$1,300/oz Au

• Mineral Reserves are defined within pit designs guided by pit shells derived from Whittle Four-X™ software (Whittle)

• Mineral Reserves are reported based on the maximum of: (a) the calculated marginal cut-off grades for each of the pits ranging between 0.38 - 0.71 g/t gold, and (b) 0.50 g/t gold

• Mining, G&A, processing costs, and process recovery are dependent on deposit and detailed in the respective deposit sections.

• Figures are rounded to the appropriate level of precision for the reporting of Mineral Reserves. Due to rounding, some columns or rows may not compute as shown

• The Mineral Reserve is stated as in situ dry metric tonnes

• The mine plan underpinning the Mineral Reserves has been prepared by Snowden and reviewed and accepted by the CSA Global. Both Snowden and CSA Global are independent of AGGL

• In accordance with the CIM definitions and guidelines (2014) the reporting of Mineral Reserves is classified as either "Probable" or "Proven" Mineral Reserves and are based on Indicated and Measured Mineral Resources only. For the LOM Study, no Mineral Reserves have been estimated using Inferred Mineral Resources.

• CSA Global does not know of any known legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Reserves. CSA Global believes the risks regarding permitting and socio-economic factors to be low.

Mining Operations

Mining methods will be comprised of conventional open pit methods of drill and blast, followed by load and haul. Drilling and blasting will be performed on 6m benches. Loading of the blasted material will be performed on two 3m flitches. Mining is currently undertaken by two separate mining contractors under the direction of the AGM management. The intention is to get the optimum economical solution from a contracting approach through a tender process.

Underground mining was not considered in the 2020 LOM Plan.

The mine plan was developed around a 5.4Mtpa processing throughput, where between 20% and 50% of the feed is oxide. A blending program is followed throughout the LOM that consider grade-bins, ore-types and Bond-work-index ("BWI").

A typical ore type blend will consist of approximately 30% Oxide-, 5% Transition-, 35% soft-Fresh-, 20% moderate-Fresh- and 10% hard-Fresh ore. This will ensure a BWI is controlled to achieve the required comminution for maximum throughput.

The grade bins are split between mill feed, Low grade and marginal grade for the different pits with a philosophy of feeding the higher-grade material first, then the lower grade material to achieve an average head grade of 1.5 g/t and only processing marginal ore when required. The marginal ore stockpiles are planned to be fed at the end of the LOM.

SRK carried out a due diligence study for the geotechnical design aspects of all operating pits, Nkran Cut 2, Esaase Cut 1 and Akwasiso, and the future proposed pits for Nkran Cut 3, Esaase Cuts 2 to 7 (so defined for scheduling purposes), Akwasiso, Abore, Asuadai and Adubiaso to support the mine planning inputs for the 2020 LOM Plan.

Current geotechnical design values have been derived from back analysis of several Nkran west wall instabilities and geotechnical studies for Esaase and other future open pit mining designs. The Nkran west wall slopes have experienced slippages within the unweathered rock mass, the transition zone material beneath the saprolite zone, and within the saprolites. The west wall slippages were observed to be due to structural interaction between the north- south striking shear zones, east-west striking faults and dominant joint sets. This geology in similar throughout the AGM mining area.

A detailed back-analysis of the Nkran instabilities, in conjunction with laboratory test data from geotechnical studies, has provided reliable design input values for geotechnical material parameters for all the pits. Based on the results of the back-analysis, forward analyses of the pit slope geometry were undertaken to assess the stability of the Nkran Cut 2 and Cut 3 slope designs. The material parameters determined from the back analysis, including the assessment of the November 2019 Nkran West wall slippage, were applied to assess the stability of the future designs. A similar process was followed to formulate the Esaase Main Pit slope design.

For ease of design, the geotechnical domains for all pits are divided into:

• Oxides (saprolite material)

• Transition (saprock material)

• Fresh (unweathered rock).

The unweathered rock consists of quartzitic shales, sandstone and localised granitic intrusions, with graphite filled shear zones and associated foliation dominant in the quartzitic shales. The stability analyses modelled these materials in accordance with the available geological models, with the derived slope angles honouring the back-analysed material strengths.

The Akwasiso pit design was assessed based on the observed performance of the current pit. This formed the basis for the assessment of the Abore, Asuadai and Adubiaso Satellite Pits designs. These are all limited life pits that are mainly within the saprolite zone with free-dig operations. Therefore, from previous saprolite back-analyses conducted by SRK and AGGL, these designs were assessed by comparing the given slope design with the recommended slope angles for the saprolite/oxide zone and compared to a benchmarking carried out in similar geological environments.

Results of the stability analyses were compared to accepted design criteria. The purpose of the design criteria is to establish that the walls are stable for the required life of the pit and may extend up to mine closure. The most common method of assessing the performance of open pit mine slopes is the allowable factor of safety ("FoS"). The FoS is the ratio between the resisting forces (capacity) and the driving forces (demand) of the system. In open pit mines, the FoS is defined as the ratio of the average shear strength of the material constituting the slopes and the average shear stress developed along the potential failure surface. Acceptability criteria adopted for this study are based on recommendations provided in the internationally accepted Guideline for Open Pit Slope Design (CSIRO, 2009; Editors: Read and Stacey).

It should be noted that this methodology utilises a deterministic approach and does not define the probability of failure of the slope which additionally considers the variability of the analysis input parameters and is data sensitive, time consuming and costly. Further specialist studies to refine the geotechnical and litho-structural understanding, and slope design are on-going.

Mining is expected to be completed in just over eight years (Figure 1-5), ramping up over the first three years to a peak of 60Mtpa of ore and waste in 2022 to 2024. The mining rate peaks during this period whilst waste stripping for Nkran Cut 3 is being completed.

Figure 1-5 Mining schedule by deposit

Note: ABR - Abore; ADU - Adubiaso; AKW - Akwasiso; ASU - Asuadai; ESS - Esaase South; ESM - Esaase Main;
NKR - Nkran

The Esaase haulage to the Obotan plant is variable over the LOM, largely dependent on the feed available from Nkran and other satellite ore sources (Figure 1-6).

Figure 1-6 Esaase haulage schedule

Note: ESS - Esaase South; ESM - Esaase Main

Long-term stockpile inventories of approximately 14 Mt are expected to be built up for the project (Figure 1-7). The largest inventory is at Esaase, with a peak stockpile size of 11.1 Mt. The stockpile grade averages approximately 0.7 - 0.8 g/t gold (or "Au") and is predominantly marginal grade ore, designed to be depleted at the end of the mine life.

Figure 1-7 Long-term stockpile balance

Note: ABR - Abore; ADU - Adubiaso; AKW - Akwasiso; ASU - Asuadai; ESS - Esaase South; ESM - Esaase Main;
NKR - Nkran; STK - Stockpile.

The plant operates at current operating capacity for most of the LOM (Figure 1-8), except for half a year in 2025, when higher grade is being processed (thus expected to meet the gold production target with fewer processed tonnes).

Figure 1-8 Processing schedule by deposit

Note: ABR - Abore; ADU - Adubiaso; AKW - Akwasiso; ASU - Asuadai; ESS - Esaase South; ESM - Esaase Main;
NKR - Nkran; STK - Stockpile

The gold production schedule (Figure 1-9) achieves the target for the majority of the first eight years. Following this production drops to approximately 100koz/a when the mining operation is exhausted and low-grade stockpiles are being depleted. Reclaiming of these low-grade stockpiles could be deferred if additional higher-grade sources are identified in future.

Figure 1-9 Gold production schedule by deposit

Note: ABR - Abore; ADU - Adubiaso; AKW - Akwasiso; ASU - Asuadai; ESS - Esaase South; ESM - Esaase Main;
NKR - Nkran; STK - Stockpile

An annual summary of the mining schedule is provided in Table 1-15.

Table 1-15 Planned mining production schedule

Component/area	Total	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Mining
Total ex-pit movement (Mt)	304.3	33.8	35.9	59.4	60.0	59.0	33.6	18.7	4.1	-	-
Abore	17.6	-	3.1	9.1	5.4	-	-	-	-	-	-
Adubiaso	10.3	-	-	-	-	-	3.3	6.3	0.7	-	-
Akwasiso	12.6	11.1	1.5	-	-	-	-	-	-	-	-
Asuadai	5.1	-	-	-	-	3.2	1.8	0.1	-	-	-
Esaase South	31.2	10.9	2.3	6.3	7.6	4.0	0.0	-	-	-	-
Esaase Main	134.4	7.9	28.9	41.1	24.5	22.0	6.1	3.3	0.7	-	-
Nkran	93.0	3.9	-	2.9	22.5	29.8	22.3	9.0	2.6	-	-
Strip ratio (w:o)	5.0	4.7	3.6	5.7	6.8	7.0	4.8	2.5	0.8	-	-
Ex-pit waste movement (Mt)	253.2	27.8	28.0	50.5	52.3	51.6	27.8	13.3	1.8	-	-
Ex-pit ore mined (Mt)	51.1	6.0	7.9	8.9	7.7	7.3	5.8	5.3	2.2	-	-
Grade mined (g/t)	1.41	1.38	1.38	1.24	1.34	1.43	1.56	1.60	1.68	-	-
Long-term stockpiling
Stockpile size (Mt)	14.3	2.7	5.4	8.9	11.2	13.1	13.9	14.3	11.1	5.7	0.0
Stockpile grades (g/t)		0.68	0.82	0.76	0.74	0.74	0.73	0.73	0.71	0.67	-
Processing
Total processed (Mt)	53.4	5.7	5.1	5.4	5.4	5.4	5.0	4.9	5.4	5.4	5.7
Grade processed (g/t)	1.38	1.45	1.62	1.61	1.63	1.68	1.71	1.67	1.16	0.75	0.67
Oxide %	27%	28%	50%	39%	20%	20%	20%	20%	20%	20%	31%

Processing and Recovery Operations

The existing AGM process plant located at Obotan, will treat approximately 5.4 Mtpa of total ore, comprised of both fresh and oxide ores from Nkran and Esaase. The key process design criteria (PDC) are shown in Table 1-16, the major equipment in Table 1-17, and the process block flow diagram in Figure 1-10.

Table 1-16 Obotan key process plant design criteria for 5.4 Mtpa throughput

Parameter	Units	Value
Crushing plant running time	Hours/annum (hpa)	5,125
Crushing plant feed rate	Tonnes per hour (tph)	1,054
Milling & CIL plant running time	hpa	8,000
Milling & CIL plant feed rate	Tph	675
LOM Au head grade	g/t	1.40
LOM gravity gold recovery	%	50
ROM feed size (F100)	Mm	800
SAG mill feed size (F100)	Mm	300
SAG mill feed size (P80)	Mm	125
Leach feed size (F80)	µm	106
Pre leach (1 stage)	hr	2.1
CIL (7 stages)	hr	15.0
CIL slurry feed density	% w/w	50.2
CIL feed grade	Au g/t	0.846
LOM average CIL cyanide consumption	kg/t	0.10
LOM average lime consumption	kg/t	0.14
Elution circuit type		Split AARL
Elution circuit size	t	5
Frequency of elution	batches/day	2.0

Note: SAG - Semi-autogenous; CIL - carbon in leach; LOM - Life of Mine; ROM - Run of Mine;
AARL - Anglo American Research Laboratories

Figure 1-10 Obotan plant, 5.4 Mtpa block flow diagram

Table 1-17 AGM Obotan process plant major equipment

Equipment description	No. of units	Specification	Power (kW)
Nkran primary jaw crusher	1	CJ815	200
Nkran mobile jaw crusher unit	3	Model UJ440i; CJ412 crusher	Diesel
Primary SAG mill	1	Shell support; grate discharge; 8.6 m diameter; inside shell: 4 m equivalent grinding length (EGL)	5,600 LRS /SER
Secondary ball mill	1	Shell support: overflow; 5.8 m diameter; inside shell: 9.1 m EGL	5,600 LRS
Gravity gold recovery scalping screen	3	Horizontal vibratory, 2.44 m width x 4.88 m length; aperture 2 mm x 19 mm	44 (4 x 11)
Gravity gold concentrator	3	KC-QS48 (G5 cone)	55
Gravity intensive leach reactor	2	2000 BA reactor; 3.2 m3	4
Gravity recovery electrowinning cells	2	12 cathode, 14 anodes; 316 stainless steel (SS); 0.73 m (width) x 1.35 m (height) x 1.01 m (length); 1,000 A	12
Pre-leach trash screen	1	Horizontal vibratory, 3.05 m (width) x 6.10 m (length); aperture 0.8 mm x 8.8 mm	44 (4 x 11)
Pre-leach thickener	1	30 m depth; high rate	11 (hydraulic)
CIL pre-leach tank	1	14.0 m diameter x 14.3 m height; flat bottom; 2,100 m3 live volume
CIL pre-leach tank agitator	1	XHH/90/15/90/M4PVSFK (MSRL) hydrofoil dual impeller	90
CIL tank agitator	7	XHH/90/15/90/M4PVSFK (MSRL) hydrofoil dual impeller	90
CIL inter-stage screens	7	MPS 1450(P); 14.5 m2; 304 L SS; aperture 800 µm	22
Elution column	1	5 t carbon capacity, 13 m3 total volume, SAF 2507 duplex SS
Regeneration kiln	1	Horizontal tube; tube 321SS, 750 kg	Diesel
Elution electrowinning cells	6	12 cathode, 14 anodes; 316 SS; 0.73 m (width) x 1.35 m (height) x 1.01 m (length); 1,000 A	12

Note: LRS - Liquid resistance starter; SER - modern slip energy recovery drive; MSRL - mild steel rubber lined; SS - stainless steel

a) Crushing

Obotan sourced ore

The primary crushing circuit consists of a single tip with a dedicated run of mine ("ROM") bin and a single jaw crusher in open circuit. Primary crusher product reports to the crushed ore stockpile ("COS"). The ROM ore (F100 800 mm, F80 500 mm) is loaded into a 100t ROM bin by means of a front-end loader, or by direct tipping by haul trucks.

The ROM ore is drawn from the ROM bin at a controlled rate by a single, variable speed apron feeder, and fed directly to the jaw crusher. The speed of the apron feeder is controlled to maintain crusher throughput. Fine material spillage from the apron feeder reports to the primary crushing conveyor, where it is combined with the primary crusher product (P100 300 mm, P80 125 mm). The primary crushing conveyor is fitted with a belt magnet to remove any tramp iron material. The primary crushing conveyor discharges the crushed material onto the COS.

A mobile crushing array is used to assist with crushing of the ROM material, to optimise fragmentation and maintain throughput in the crushing circuit. Dust suppression, for dust control, is used at the crushing circuit.

Esaase sourced ore

ROM Esaase ore P100 of 800 mm is loaded onto haul trucks which transport the ore approximately 28 km to Obotan, where it is crushed in the Obotan crushing plant and thereafter joins the Obotan crushed ore ahead of feeding to the milling circuit.

b) Milling

The milling circuit is configured as a semi-autogenous grinding ("SAG") milling, ball milling, crushing circuit (SABC circuit) comprising a primary SAG mill, a secondary Ball mill and a pebble crushing circuit. Ore is withdrawn from the 1,550t COS by apron feeders feeding onto the SAG mill feed conveyor. A weightometer indicates the instantaneous and totalised crushed ore mill feed tonnage and is used to control the SAG mill feed rate via the apron feeders as well as the supplementation rate of the feed with the Esaase oxide material. The SAG mill feed conveyor discharges directly into the SAG mill feed hopper. The SAG mill discharge is screened via a 12mm x 30mm aperture trommel screen before gravitating to the mill discharge tank. Screen oversize is conveyed to a single pebble crusher, where it is crushed to below 12mm prior to recycling back to mill feed conveyor. The pebble crusher feed conveyor is fitted with a weightometer for control purposes. A SAG mill pebble bunker is installed, in which any pebble overflow is stored for further handling.

The SAG mill (slurry discharge) operates in reverse open circuit, discharging directly into the Ball Mill discharge sump, and in closed circuit with the pebble crusher. The ball mill discharges into a sump from where the slurry is pumped to the cyclone classification circuit. A portion of the cyclone underflow (84% target) is diverted to the three gravity concentration units, each with its own scalping screen, removing the oversize fraction and diverting this back to the ball mill discharge sump. The remaining cyclone underflow portion reports back to the ball mill discharge sump for further grinding. Gravity recovered gold concentrate reports to an intensive leaching reactor circuit ("ILR") while the gravity tailings fraction reports back to the ball mill discharge sump.

Cyclone overflow gravitates to the pre-leach thickening circuit, comprising a single high rate thickener, where it is thickened to approximately 50% solids ahead of leaching and gold adsorption in the CIL circuit. Supernatant solution overflowing the thickener is recycled back to the process plant.

Quicklime is stored in a 100t silo and is metered onto the mill feed conveyor using a variable speed screw feeder. Quicklime is delivered to site by tanker and pneumatically transferred to the lime silo using an off-loading blower.

A ball loading system is used for loading of grinding media into the SAG mill (via the mill feed conveyor).

Dust control is by way of a water dust suppression system at the stockpile area.

c) Gravity gold recovery

Gravity concentrate originating from the three milling gravity recovery concentrators is treated in two ILRs. These reactors contain elevated levels of cyanide, caustic soda and oxygen to enable maximum leaching of the precious metals in the concentrate. Leach residence time is approximately 18 hours. At the end of the leach cycle the pregnant solution is treated for gold recovery in two dedicated electrowinning cells to facilitate separate metallurgical accounting. ILR residue is pumped to the mill discharge sump. Overall gravity recovery is approximately 50%.

d) Pre-leach thickening

The secondary ball mill classification cyclone overflow stream gravitates to a horizontal vibrating trash removal screen, to remove any coarse ore particles, wood fragments, organic material and plastics that would otherwise become locked up with the circuit carbon and block the CIL inter-tank screens. The trash screen oversize reports directly to a trash bin, whilst the underflow reports to the pre-leach thickener, via a two-stage sampling system.

The pre-leach thickener is a high rate thickener producing an underflow product of between 50% to 60% solids weight/weight. The thickened underflow slurry is pumped to the existing CIL circuit by means of an underflow pumping installation.

The thickener overflow product gravitates to the process water circuit. Flocculant and lime are added to the circuit.

e) Carbon in leach (CIL)

The CIL circuit comprises a single mechanically agitated, pre-oxidation conditioning tank, followed by seven carbon adsorption stages. Slurry and carbon flows are counter current with loaded carbon pumped up circuit and exiting Stage 1 and tailings slurry gravity flowing down circuit and overflowing Stage 7. The tailings slurry gravitates from Stage 1 to 7 through inter-stage screening (vertical, mechanically swept wedge wire screen) in each tank (facilitating carbon retention), exiting from CIL tank 7 over a carbon safety screen, to recover any stray carbon particles. Carbon is transferred upstream by a submerged pump in each stage with the Stage 1 pump feeding the loaded carbon recovery screen. The associated slurry with the loaded carbon gravitates back to the Stage 1 tank. Each of the tanks contains a bypass facility which allows the removal of any tank from service for maintenance.

A pre-oxidation stage exists; however, this may be converted into a pre-leach stage to maximise residence time, hence recovery when necessary.

Oxygen, (90% purity) from the three, pressure swing absorption (PSA) plants, is included in stages 1-7. The pre-oxidation tank has an intensive reactor injection system to elevate the dissolved oxygen level to approximately 15ppm, while CIL stages 1 to 7 include sparging systems to elevate dissolved oxygen levels to approximately 12ppm in stages 2 and 3 and 7ppm in stages 4 to 7. This process enhances the dissolution of oxygen into the leach slurry, minimising cyanide consumption and improving leach kinetics by increasing the dissolved oxygen concentration.

Total slurry circuit residence time is approximately 17.4 hours. Carbon concentration per stage is 11 g/ℓ with an anticipated loaded carbon value of 1,250 g/t. CIL Au recovery is in the order of 85% (tailings approximately 0.131 g/t) resulting in overall plant gold recovery of approximately 92%. Daily loaded carbon recovery is approximately 10t.

f) Tailings and detoxification

As per EPA guidelines, the CIL tailings needs to be discharged with a final cyanide concentration of less than 50g CNWAD/m3 at the TSF spigot.

The current plant operating parameters result in no need for cyanide detoxification of the CIL tailings as the CNWAD values are generally below the 50ppm compliance standard.

However, provision has been made to use the INCO air/SO2 process for cyanide detoxification. The current detoxification circuit comprises a cyanide destruction feed box, gravity feeding into a single agitated tank, with a blower air sparging facility.

The detoxification process utilises SO2 and air in the presence of a soluble copper catalyst to oxidise cyanide to the less toxic compound cyanate. Sodium meta-bisulphite is used as the SO2 source and is dosed into the cyanide destruction feed box as a 20% weight/volume ("w/v") solution. The detoxification process requires the presence of soluble copper to act as a catalyst and to ensure that any free cyanide present is bound to copper as a CNWAD component. Provision is made for the preparation and dosing of a copper sulphate solution, for dosing to the cyanide destruction feed box as a 15% w/v solution when required. Oxygen required in the reaction will be supplied by sparging of blower air into the cyanide detoxification tank. The reaction is carried out at a pH of 8.5 which is maintained by controlled lime addition to the cyanide destruction feed box. The detoxified tailings are then pumped to the TSF. Supernatant TSF water is recovered via a barge pump and recycled to the plant as process water.

g) Carbon treatment

Carbon is received from the loaded carbon recovery screen and loaded directly into the acid wash column. The carbon treatment circuit is designed to handle a batch size of 5t of loaded carbon per elution. Based on the mass balance, an average of 60 elutions are required per month. The circuit comprises cold acid washing, using a 3% HCl concentration, to remove inorganic foulants such as carbonates, a split AARL elution process operated at approximately 125°C, using an eluant solution comprising 3% NaCN and 3% NaOH, regeneration of the eluted carbon in a rotary kiln at 750°C to remove organic foulants such as grease and oils, and ultimate electrowinning of the pregnant solution in four dedicated electrowinning cells situated in the gold room.

The elution process may be described in more detail as follows. The caustic solution is pumped into the strip (elution) solution make-up tank from the caustic mixing tank and the cyanide solution is pumped from the cyanide dosing tank. The reagents are mixed with filtered raw water in the strip solution make-up tank at the correct concentrations. When the elution column is filled, the strip solution pump turns on and pumps the strip solution through the recovery heat exchangers followed by the primary heat exchangers before entering the bottom of the elution column at 125°C. The strip solution is recycled through the carbon column via the strip solution pump, at a flow rate of two bed volumes per hour ("BV/h") equivalent to 20 m3/h, for a total of 50 minutes resulting in a carbon strip (removal of gold from the carbon). Eluate produced during the elution cycle is pumped to either one of the two eluate storage tanks located in the electrowinning area.

The fresh strip solution cycle is followed by a spent solution cycle. During this cycle, the rinse solution from the previous elution (stored in the intermediate solution tank) is circulated through the elution column at 125°C a rate of two BV/h (20 m3/h) for 150 minutes. Once the cycle is complete, the spent solution is pumped to either one of the two eluate storage tanks.

Following this, the rinse cycle involves pumping water for 150 minutes at a rate of two BV/h through the elution column and storing the resulting solution in the intermediate solution tank for the spent solution cycle in the subsequent elution cycle. On completion of the elution cycle, cooling water is pumped from the intermediate solution tank, through the elution column at a rate of two BV/h for 30 minutes and reports to the CIL circuit.

Eluted carbon is removed from the elution column and transferred to the carbon regeneration kiln, via the static sieve bend drainage screen, by means of pressurised water. Drained carbon gravitates to the carbon regeneration kiln feed bin from where it is fed to the carbon regeneration kiln. The regenerated carbon is collected in the barren carbon quench tank, from where it is pumped to the carbon dewatering screen for re-introduction to the CIL circuit via CIL tank 6 or CIL tank 7.

h) Electrowinning

Currently the pregnant leach solution from the ILR is collected in the ILR pregnant solution storage tank. This pregnant solution is circulated through two dedicated electrowinning cells via a common steady head tank.

Pregnant solution from the carbon elution circuit is collected in either one of the two eluate storage tanks. This solution is circulated through a dedicated electrowinning circuit consisting of four cells operating in parallel via a common steady head tank.

Gold is deposited on the electrowinning cell cathodes as a sludge while the solution is circulated until the desired barren gold concentration is achieved, or the cycle time has elapsed. After completion of an electrowinning cycle, barren solution is sampled before being pumped to the CIL feed circuit for disposal. Loaded cathodes are removed periodically from the cells, the gold sludge is washed off using a high-pressure washer after which the washed solution is decanted.

Hydrogen cyanide, ammonia, and hydrogen gas detection equipment is installed in the electrowinning circuit, together with relevant extraction systems.

i) Gold room

Electrowon gold is recovered from the electrowinning cells using high pressure water jet sprays. The precious metal slurry is then dried in a drying oven at approximately 110°C to remove associated moisture. Once dried the precious metal powder is smelted in the melting furnace at approximately 1,700°C with fluxes, such as borax, sodium carbonate and silica to remove base metallic impurities such as copper, iron etc. The molten bullion mixture is then poured in moulds, allowed to solidify cleaned and stamped with the mine name and sequential bar number. Gold content varies from 85% to 90%, with approximately 10% silver and approximately 2% to 5% base metal content. The bars are dispatched periodically to a refiner for production of 99.99% gold bars. Slag remaining from the bars may be re-smelted if the gold content warrants this or be returned to the SAG mill for recovery through the circuit. Additional equipment in the gold room includes safes, scales and various security systems.

j) Reagents and consumables

Reagents and consumables relied on as part of the processing and recovery operations include:

  Flocculant

  Copper sulphate

  Sodium meta-bisulphite

  Diesel

  Caustic soda

  Sodium cyanide

  Hydrated lime

  Ferric chloride

  Hydrochloric acid

  Quicklime

  Anti-scaling agent

  Activated carbon

  Grinding media

Infrastructure, Permitting and Compliance Activities

a) Project permitting process

Two key regulatory permits are required for ongoing operations in Ghana:

  The Mine Operating Permit ("MOP") issued by the Minerals Commission

  The environmental permit issued by the EPA.

These two permits are currently in good standing with the authorities but may require an amendment to be in alignment with the 2020 LOM Plan description.

Following the required engagements, regulatory site visits and submission of the relevant project details, the AGM is currently operating under a MOP issued in November 2018. The MOP applies to the following licence areas:

  LVD 110. 299/2013 - Abirem

  LVD 21721/2012 located at Adubea

  LVD 21722/20 located at Abore

  LVD 3969A/90 located at Esaase.

The environmental permit for the current operations was approved in August 2019.

b) Environmental and social monitoring

Monitoring information is assessed against the Ghana EPA guidelines (January 2001) and international best practice guidelines for the mining industry, including:

  IFC Environmental, Health & Safety Guidelines - Mining (December 2007)

  IFC Performance Standards on Social and Environmental Sustainability (July 2006)

  "Equator Principles III" 2013

  The Government of Ghana and EPA's Environmental Performance Rating and Disclosure Methodology for Mining Companies (AKOBEN Programme). AGM will be aiming to achieve gold status under this programme.

The AGM is monitoring and reporting on any environmental incidents that may occur on or offsite as a result of its operations. Environmental incidents are classified into five different levels of severity. The AGM has not recorded any level three incidents (e.g. spills that have impact outside the mine boundary) or above in its corporate history.

c) Stakeholder engagement

Interactions include various stakeholder groups including the government, regulatory authorities and, particularly, members of communities that will be impacted by the operations.

The engagements follow the lines of free, prior and informed consent so as to ensure that, apart from legal and regulatory consent to the project, affected communities are fully informed about the project, its potential technical and socio-economic impacts on them, interventions to mitigate these impacts, among others, so the communities can make the decision on whether or not to allow the project to be implemented on their land.

d) Closure costs

An amount of US$60.2 million has been included in the capital estimate for closure costs.

e) Mine site and bulk infrastructure

The Obotan complex and process plant commenced production in early 2016. The plant was installed close to the Nkran ore deposit and several satellite orebodies. It is currently operating successfully at a throughput of circa 5.4 Mtpa ore.

In 2018, development of the Esaase orebody commenced. It is located 29 km north of the processing plant. Oxide ore at that time was transported from Esaase to Obotan via a haul road at a maximum rate of 180kt per month (approximately 2.2Mtpa). The balance of the ore in 2018 was sourced from Nkran, other satellite deposits and ROM stockpiles.

Over time, the Nkran deposit will be depleted and additional ore is proposed to be sourced from Esaase. The scope of this LOM Study provides for upgrade of the haul road to transport up to 5.4 Mtpa of ore from Esaase to Obotan and the associated provision or upgrade of existing facilities at Esaase.

Additional infrastructure anticipated to support the LOM includes:

  Upgrades to the haul road to cater for up to 5.4 of Mtpa ore

  Additional lifts for the TSF at Obotan

  Minor upgrades at Esaase. These upgrades include:

    Potable and sewage water treatment plants, fire system, pollution control infrastructure, sediment control structures, camp upgrade, power distribution, public road diversion, river/public road crossings and pit dewatering wells

    Esaase pit water buffer dam

    Esaase RAP which includes relocation of approximately 105 dwellings

    Arsenic water treatment plants (at both Obotan and Esaase).

Capital and Operating Costs

Capital Costs

The capex estimate for this project has been developed to a Class 3 level of accuracy (+/-25%). The base date for the capex estimate is Q4 2019 and the base currency is US$. The summary capex estimate is included in Table 1-18 below.

Table 1-18 Capital estimate summary

Item	Value (US$ M)
Sustaining capital
General plant sustaining capex	26.7
TSF lifts	57.3
Total sustaining capital	84.0
Development capital
Resettlement action plan	38.7
Esaase haul road	33.6
Esaase infrastructure (mining and non-mining)	22.1
Mining (pre-production costs)	10.8
Total development capital	105.2
Closure costs	60.2
Total capital	249.3

The capital cost estimate excludes stripping costs of US$278.2 million. These costs are included as part of AISC (refer to Table 1-19).

Operating Costs

Cash operating costs are defined as direct operating costs and includes contract mining and owner's mining cost (excluding capital stripping costs), ore haulage, processing and general and administrative costs.

The 2020 LOM Plan considers the optimisation of mining and metallurgical processing (via the Obotan process plant) at a throughput of 5.4 Mtpa. Mining is expected to be completed in eight years, and as the plant is already producing, no ramp-up phase is included in the mine plan. Gold production is targeted at 220 to 250koz per annum.

A blending program (as currently practised) will be followed throughout the LOM that considers grade-bins, ore-types and the BWI. To manage mill throughput, the proportion of oxide in the feed is constrained to between 20-50% of the overall feed, and the average BWI limited to 13 kWh/t. Buffer stockpiles will include Oxide, Transitional and Fresh material, located in close proximity to the primary crusher. An estimated 25% of the plant feed tonnage will be directly fed into the crusher, with the remaining 75% requiring re-handle.

The Nkran ore deposit is located within close proximity to the process plant at Obotan, whilst ore from Esaase (South and Main Pit), Akwasiso, Adubiaso, Abore and Asuadai is transported by haul road 29km, 5km, 5km, 13.4km and 14.2km respectively. Oxide ore from Esaase is currently transported to Obotan at a maximum rate of 2.2Mtpa. The scope of the 2020 LOM Plan includes the upgrade of the road to facilitate the transport of up to 5.4Mtpa ore from the Esaase pit.

The operating cost estimate for the LOM is summarised in Table 1-19 below. The summary corresponds to a total of 304.4Mt mined, and 53.4Mt ore feed to the process plant.

Table 1-19 Operating cost summary

Opex component	Amount (US$ M)	Unit value (US$/oz)
Mining cost	783	371
Ore haulage	224	106
Processing cost	597	283
General & administration (G&A)	263	124
Cash operating costs	1,867	884
Royalties	157	74
Refining costs	8	4
Sustaining capital expenditure	84	40
Sustaining capital stripping	278	132
All-in sustaining costs	2,394	1,135

Economic Analysis

A cash flow based financial evaluation has been undertaken based on a realised gold price of US$1,400/oz. The annual cashflow for the project is presented in Table 1-20.

Table 1-20 Project cashflow extract

Description	Units	Total/ Average	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Ore mined	kt	51,069	5,977	7,881	8,855	7,685	7,336	5,763	5,335	2,236	-	-	-	-	-	-
Waste mined	kt	253,249	27,823	27,996	50,524	52,315	51,634	27,803	13,339	1,815	0	0	-	-	-	-
Stripping ratio	#	5.0	4.7	3.6	5.7	6.8	7.0	4.8	2.5	0.8	-	-	-	-	-	-
Grade	g/t	1.41	1.38	1.38	1.24	1.34	1.43	1.56	1.60	1.68	-	-	-	-	-	-
Ore processed	kt	53,394	5,652	5,084	5,400	5,400	5,400	5,018	4,944	5,400	5,400	5,696	-	-	-	-
Processing recovery	%	88.6%	91.4%	91.9%	88.5%	87.8%	86.1%	91.0%	93.4%	89.6%	79.1%	76.7%	0.0%	0.0%	0.0%	0.0%
Gold produced	koz	2,110	241	243	247	249	251	251	247	181	106	94	-	-	-	-
Gold price	US$/oz	1,400	1,400	1,400	1,400	1,400	1,400	1,400	1,400	1,400	1,400	1,400	1,400	1,400	1,400	1,400
Revenue	US$'000	2,953,809	331,227	339,686	345,716	348,139,	351,125	351,462	346,191	253,665	148,813,	137,784	-	-	-	-
Mining costs	US$'000	(783,227)	(97,374)	(97,683)	(107,058)	(104,221)	(100,458)	(138,952)	(78,422)	(35,748)	(14,011)	(9,300)	-	-	-	-
Ore transport & handling	US$'000	(224,049)	(12,572)	(25,792)	(32,342)	(28,277)	(32,430)	(14,236)	(4,385)	(15,239)	(22,135)	(36,643)	-	-	-	-
Processing costs	US$'000	(596,742)	(62,058)	(56,572)	(58,618)	(60,336)	(60,896)	(58,769)	(58,539)	(60,884)	(60,339)	(59,732)	-	-	-	-
General & administration	US$'000	(262,500)	(30,000)	(30,000)	(30,000)	(30,000)	(30,000)	(30,000)	(30,000)	(30,000)	(15,000)	(7,500)	-	-	-	-
Cash operating costs	US$'000	(1,866,519)	(202,003)	(210,047)	(228,018)	(222,834)	(223,784)	(241,956)	(171,345)	(141,870)	(111,485)	(113,175)	-	-	-	-
Royalties	US$'000	(156,592)	(17,128)	(18,383)	(18,854)	(18,697)	(19,207)	(18,293)	(17,442)	(13,108)	(7,935)	(7,545)	-	-	-	-
Refining costs	US$'000	(8,439)	(946)	(971)	(988)	(995)	(1,003)	(1,004)	(989)	(725)	(425)	(394)	-	-	-	-
Total operating costs	US$'000	(2,031,550)	(220,078)	(229,400)	(247,860)	(242,526)	(243,994)	(261,254)	(189,776)	(155,703)	(119,846)	(121,114)	-	-	-	-
Sustaining capital expenditure	US$'000	(83,958)	(11,556)	(14,445)	(9,447)	(12,491)	(7,998)	(6,999)	(7,295)	(7,050)	(5,676)	(1,000)	-	-	-	-
Stripping costs	US$'000	(278,216)	(20,251)	(10,812)	(52,035)	(87,304)	(106,508)	-	(1,305)	-	-	-
All-in sustaining costs	US$'000	(2,393,724)	(251,885)	(254,657)	(309,341)	(342,322)	(358,500)	(268,253)	(198,376)	(162,753)	(125,522)	(122,114)	-	-	-	-
Development capital expenditure	US$'000	(105,124)	(28,943)	(43,611)	(26,407)	(2,763)	(950)	(1,950)	(500)	-	-	-	-	-	-	-
Closure capital expenditure	US$'000	(60,218)	-	(658)	(660)	(689)	(717)	(778)	(809)	(850)	(4,035)	(14,693)	(14,693)	(10,102)	(10,102)	(1,433)
Working capital	US$'000	(17,500)	(1,098)	1,206	2,983	750	1,104	(7,367)	(5,784)	(1,092)	(907)	(66)	(7,229)	-	-	-
Tax payable	US$'000	(30,821)	-	-	-	-	-	-	-	-	(24,784)	(6,037)	-	-	-	-
Free cash flow after tax	US$'000	346,423	49,300	41,967	12,291	3,116	(7,938)	73,114	140,723	88,970	(6,436)	(5,125)	(21,922)	(10,102)	(10,102)	(1,433)
NPV	US$'000	291,277
Cash operating costs	US$/oz.	884	840	866	923	896	892	964	693	783	1,049	1,199
All-in sustaining costs	US$/oz.	1,135	1,047	1,050	1,253	1,377	1,429	1,069	802	898	1,181	1,294

NPV is typically used as an indicator of project performance and for evaluation of a project's return relative to the cost of capital. As the AGM is an operating mine, the NPV is considered to be the most appropriate indicator of economic performance for this mineral asset. The NPV at the various selected discount rates is shown in Table 1-21.

Table 1-21 Project NPV results

Description	Discount rate applied
	5.0%	7.5%	10.0%	12.5%
NPV	291	268	248	230

The DCF was subjected to a sensitivity and scenario analysis in order to assess the effect of changes in significant cost and revenue drivers on the NPV. The results of the sensitivity analysis against the respective scenarios are summarised in Figure 1-11, after the sensitivities represented in Table 1-22 were applied. Differences in the results of the scenario analysis and further sensitivities may be due to rounding and/or non-linear relationships modelled.

Table 1 22 Sensitivity factors applied

Description	Sensitivity	Units	Up Case	Down Case
Commodity price	10%	US$/oz	1,260	1,540
Operating costs	10%	US$ 000	1,680	2,053
Grades	0.1 g/t	g/t	1.48	1.28
Recovery	2% differential	%	90.6	86.6
Discount rate	1% differential	%	4	6
Capital costs	10%	US$ M	224.4	274.2

Figure 1-11 Sensitivity analysis of key parameters

EY investigated the sensitivity of the project NPV to different input parameters, namely commodity pricing, operating costs, grade, discount rate, plant recovery and capital costs associated with the project. From this analysis, the NPV generated from the DCF models proved to be most sensitive to changes in parameters affecting revenue, most notably commodity pricing. Following commodity pricing, the next most influential parameters are operating costs and grade; while capital costs the project NPV was least sensitive to NPV.

In assessing the combined impact of commodity price and discount rate on the value of the project, these two variables were varied concurrently and the results of their combined sensitivity analysis is shown in Table 1-23.

Table 1-23 Gold price and discount rate sensitivity (NPV in US$'000)

Realised gold price (US$/oz)	Discount rate
	5.0%	7.5%	10.0%	12.5%
1,200	(24)	(25)	(26)	(27)
1,300	144	130	118	107
1,400	291	268	248	230
1,500	423	393	366	343
1,600	546	510	478	450

The economic analysis shows that the gold price would need to decrease below US$1,215/oz for the NPV of the project to be negative at discount rate of 5% (US$1,219/oz at a discount rate of 10%). The spot gold price was US$1,521/oz at 31 December 2019 and the three-year average trailing gold price was US$1,307/oz. The median long-term real gold price of a number of independent brokers reviewed by EY is US$1,400/oz. With reference to the spot, three-year average and long-term median broker forecast gold prices, the economics of the project is considered to be robust, with the project considered to be able to endure significant price reductions before proving to be uneconomical.

Exploration and Development

The AGM expects to spend $20 million in 2021 on exploration activities.

Additional Properties

The AGM acquired the Miradani property in September 2017 and made further land acquisitions in 2020. The Miradani property is located within 10km of the AGM, covering an area of approximately 15km2. It is on an existing mining lease (valid until May 2025) which may enable potential mineral resources to be accelerated to production.

The northern boundary of the concession is located approximately 5.5km south of the Obotan processing plant on the NE-SW Asankrangwa structural corridor. The underexplored Asankrangwa Gold Belt is about 7km wide and over 50km long. The area is highly prospective with multiple geochemical anomalies aligning with the structures interpreted from the airborne VTEM and magnetic surveys completed by Galiano in 2015.

Three significant initial target areas along the main structural trend, Miradani, Central, and Tontokrom, have been identified. Historical trench and soil geochemistry data, along with recent mechanized artisanal mine workings, indicate that each target area consists of multiple parallel mineralized zones, individually ranging between 3m and 37m in width. Individual 1.5m trench samples assayed up to 47.3 g/t.

The AGM has not made any MRE for any of these properties and do not currently consider these properties to be material to the AGM.

NON-GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this AIF. These performance measures are employed by management to assess the Company's operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders use this information to evaluate the Company's operating and financial performance; however, as explained elsewhere herein, these non-GAAP performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company's own disclosure purposes.

All-in sustaining costs per gold ounce

In June 2013, the World Gold Council, a non-regulatory association of many of the world's leading gold mining companies established to promote the use of gold to industry, provided guidance for the calculation of "all-in sustaining costs per gold ounce" in an effort to encourage improved understanding and comparability of the total costs associated with mining an ounce of gold. The Company has adopted the reporting of "all-in sustaining costs per gold ounce", which is a non-GAAP performance measure. The Company believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the JV's performance and ability to generate cash flow, disposition of which is subject to the terms of the JVA. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate all-in sustaining costs per ounce differently. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, capitalized stripping costs and reclamation cost accretion per ounce of gold sold.

A reconciliation of AISC of the AGM to production costs and various operating expenses of the AGM (the nearest GAAP measure) is presented in the MD&A for the year ended December 31, 2020.

RISK FACTORS

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of Galiano that could cause its operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company or the JV. These include widespread risks associated with any form of business and specific risks associated with the business of the Company and the JV and their involvement in the gold exploration and development industry.

An investment in the securities of Galiano is considered speculative and involves a high degree of risk due to, among other things, the nature of Galiano's business and the present stage of development of the AGM. A prospective investor should carefully consider the risk factors set out below along with the other matters set out or incorporated by reference in this AIF. The operations of the JV are speculative due to the high-risk nature of its business which is the operation, exploration and development of mineral properties. The Company has identified the following non-exhaustive list of inherent risks and uncertainties that it considers to be relevant to the operations and business plans of the JV and the Company. In addition to information set out elsewhere in this AIF, for the financial year ended December 31, 2020, or with reference to information which is incorporated by reference into this AIF, investors should carefully consider the following risk factors. Such risk factors could materially affect the future operating results of the JV and the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the JV and the Company.

A summary of the principal risks that the JV and the Company faces are as follows:

  the value of the JV's mineral reserves and resources and the outlook for profitable mining from its operations is dependent on continued strong gold prices, and achieving planned production rates and LOM costs per ounce to mine and produce gold. Gold prices are historically volatile and gold can be subject to long periods of depressed prices;

  the estimation of mineral resources and reserves is a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made and judgments used in the engineering and geological interpretation of that data and such assumptions and judgment, which may prove unreliable or mistaken. The JV's estimates of resources and reserves may be subject to revision based on various factors, some of which are beyond its control;

  mining risks which affect all companies in the industry to different degrees include the impact and cost of compliance with environmental regulations and the actions of mining opposition groups, adverse changes in mining and reclamation laws and compliance with increasingly complex health and safety rules; and

  other general and specific risks detailed from time-to-time in the Company's quarterly filings, AIFs, annual reports and annual filings with Canadian securities regulators and those which are discussed below.

Certain of the risk factors below are drafted solely in reference to the JV, as this is the corporate vehicle through which Galiano holds and participates in the AGM. In the event, however, that Galiano, in the future, obtains an interest in another mineral property, some of risks set out below may be considered applicable to Galiano as well, to the extent relevant in the circumstances.

Operational risks

Coronavirus

The outbreak of COVID-19 has had a negative impact on global financial conditions. COVID-19 emerged in Wuhan, China and has spread globally, including Canada and the US. These markets are a significant source of global demand for commodities, including gold. A sustained slowdown in economic growth or demand in these markets, in either case, that is not offset by reduced supply or increased demand from other regions, could have an adverse effect on the price and/or demand for gold.

In addition, outbreaks or the threat of outbreaks of viruses or other infectious diseases or similar health threats, such as COVID-19, could also cause operational and supply chain delays and disruptions (including as a result of governmental regulation and prevention measures), labour shortages and shutdowns or the inability to sell precious metals. On March 22, 2020, Ghana closed all borders for travel by all persons, and on March 27, 2020, announced restricted movements of people within the major centers of Accra and Kumasi. On August 30, 2020, the President of Ghana announced the reopening of the Kotoka International Airport to passenger travel effective September 1, 2020. To date, mining, power supply and fuel supply operators were exempted from the lockdown and the AGM's operations have not been materially impacted. In the event that the prevalence and impacts of COVID-19 continue to increase, governments, including Ghana's government, may increase regulations and restrictions regarding the flow of labour or products, and the Company's and the JV's operations, suppliers, customers and distribution channels could be severely impacted.

At this time, the Company cannot accurately predict what effects COVID-19 will have on mining operations or financial results, including as a result of uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of the travel restrictions and business closures that have been or may be imposed by the governments of impacted countries. The widespread health crisis caused by COVID-19, and its adverse economic and financial impacts, could adversely affect the Company's business, financial condition and results of operations and the market price of the Company's common shares.

Reserves and resources

Mineral reserves and mineral resources are based on estimates of mineral content and quantity derived from limited information acquired through drilling and other sampling methods and require judgmental interpretations of geology, structure, grade distributions and trends, and other factors. These estimates may change as more information is obtained. No assurance can be given that the estimates are accurate or that the indicated level of metal will be produced. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

In addition, the mineral reserve and mineral resource estimates for the AGM are updated from time to time as the geological and technical information on the mineralization increases. These mineral reserve and mineral resource updates may result in reclassification of resources from one category of resources to another and these reclassifications may have a follow-on impact on reserves. To the extent that these reclassifications of resources are from a higher category to a lower category, there may be a resulting negative impact on related mineral reserves. Any reduction of reserves resulting from reclassification of resources may ultimately impact on project economics, including net present values and internal rates of return, and may result in the Company recognizing an impairment of the value of the AGM. For future projects, these reductions may impact adversely on production decisions. Mineral resources that are not mineral reserves do not have demonstrated economic viability. It cannot be assumed that all or any part of the JV's mineral resources constitute or will be converted into reserves. Market price fluctuations of gold as well as increased production and capital costs, reduced recovery rates or technical, economic, regulatory or other factors may render the JV's proven and probable reserves unprofitable to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Successful extraction requires safe and efficient mining and processing. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore types, may cause mineral reserves to become uneconomical or the AGM to be unprofitable in any particular reporting period. Estimated reserves may have to be recalculated based on actual production experience. Any of these factors may require the JV to reduce its mineral reserves and resources, which could have a negative impact on the financial results of the JV and the Company.

Failure to obtain or maintain necessary permits or government approvals, revocation of those permits and approvals, regulatory changes affecting necessary permits or government approvals, or environmental concerns could also cause the JV to reduce its reserves. There is also no assurance that the JV will achieve indicated levels of gold recovery or obtain the prices for gold production assumed in determining the amount of such reserves. Anticipated levels of production may be affected by numerous factors, including mining conditions, labour availability and relations, weather and supply shortages.

Life of mine plans

LOM estimates for each of the properties of the JV are based on a number of factors and assumptions and may prove to be incorrect. In addition, LOM plans, by design, may have declining grade profiles and increasing rock hardness and mine life could be shortened if the JV increases production, experiences increased production costs or if the price of gold declines significantly. The LOM plan for the AGM will be updated from time-to-time to reflect current geological, technical and economic information and the JV's plans for the operation and expansion of the AGM may change materially from current planned operations based on the results of an updated LOM plan. Any such updates may result in changes to the LOM that could negatively impact the operations and financial condition of the JV and the AGM, or the share price of the Company, including pursuant to the recognition by the Company of impairment charges with respect to its investment in the JV.

The Company and its JV partner are currently in the process of preparing a new LOM plan and undertaking other technical work at the AGM, which it expects will be included in an updated Mineral Resource and Reserve Estimate with an anticipated effective date of June 30, 2021.  The JV has not yet finalized this technical work or the new LOM plan and, once finalized, the LOM plan (and the updated Mineral Resource and Reserve Estimate) may include changes to the assumptions, estimates, parameters and plans reflected in the AGM's current LOM plan including, but not limited to, changes to the current estimates of in‐situ ounces, ore tonnes to be mined in future periods, strip ratios, head grades, recovery rates, gold price assumptions, mining costs, processing costs, trucking costs, capital and closure costs, as well as discount rates.  Changes to any of these factors may result in negative impacts on the project economics of the AGM, which may impact the Company's equity investment in the JV and the valuation of its preferred shares in the JV. Changes in the new LOM plan from the current LOM plan in a manner that reduces the economic benefit to the Company of its interest in the AGM, including reductions in net present values and internal rates of return, could materially impact the Company's future financial performance.

Production costs

This AIF and the Company's other public disclosures contain estimates of future production, operating costs, capital costs, estimates of future AISC/oz and other economic and financial measures with respect to existing mines and certain development stage projects. These estimates may change and/or the JV or the Company may be unable to achieve them. Actual production, costs, returns and other economic and financial performance may vary from the estimates depending on a variety of factors, many of which are not within the JV's or the Company's control. These factors include, but are not limited to:

  actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics;
  short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned;
  mine failures, slope failures or equipment failures;
  industrial accidents;
  natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes;
  encountering unusual or unexpected geological conditions;
  changes in power costs and potential power shortages;
  exchange rate and commodity price fluctuations;
  shortages of principal supplies needed for operations, including explosives, fuels, water and equipment parts;
  labour shortages or strikes;
  litigation;
  terrorism;
  civil unrest and protests;
  restrictions or regulations imposed by governmental or regulatory authorities;
  permitting or licensing issues; or
  shipping interruptions or delays.

In addition, estimates of capital costs and operating costs derived from the 2020 LOM Plan should be viewed in the context of being estimates based on the mine plan set forth in the 2020 LOM Plan. In addition, the estimates of capital and operating costs derived from the 2020 LOM Plan may be materially impacted by events beyond the JV's control, such as foreign exchange rate fluctuations and increases in plant, equipment and labour costs. Accordingly, the JV's actual capital and operating costs may vary materially from the estimates derived from the 2020 LOM Plan.

Failure to achieve production or cost estimates or material increases in costs could have a material adverse effect on the future cash flows, profitability, results of operations and financial condition of the JV and Company.

Limited history of mining operations

The AGM has limited history of mining operations. As a result, the JV (and consequently Galiano) is subject to all of the risks associated with establishing new mining operations including: the timing and cost, which can be considerable, of the construction of mining facilities; the availability and costs of skilled labour and mining equipment; the availability and costs of appropriate smelting and/or refining arrangements; the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and, the availability of funds to finance construction and development activities. It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. Such operations are subject to all the hazards and risks normally encountered in the exploration for, and development and production of gold and other precious or base metals, including unusual and unexpected geological formations, seismic activity, rock bursts, fires, cave-ins, flooding and other conditions involved in the drilling and removal of material as well as industrial accidents, labour force disruptions, fall of ground accidents in underground operations, and force majeure factors, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to person or property, environmental damage, delays, increased production costs, monetary losses and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. In addition, delays in the commencement of mineral production often occur.

Consumables

The profitability of the JV (and consequently of Galiano) is affected by the market prices and availability or shortages of commodities which are consumed or otherwise used in connection with the JV's operations. Prices of such commodities also can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond the JV's control. Operations consume significant amounts of energy and are dependent on suppliers or governments to meet these energy needs and to allow declines in oil prices to filter through to the JV. In some cases, no alternative source of energy is available. An increase in the cost, or decrease in the availability, of construction materials may affect the timing and cost of the JV's development project. If the costs of certain commodities consumed or otherwise used in connection with the JV's operations were to increase significantly, and remain at such levels for a sustained period of time, this would have a material adverse impact on the JV and the Company. Costs at any particular mining location are also subject to variation due to a number of factors, such as changing ore grade, changing metallurgy and revisions to mine plans in response to the physical shape and location of the ore body or due to operational or processing changes. Reported costs may also be affected by changes in accounting standards. A material increase in costs at any significant location could have a significant effect on the JV's capital expenditures, production schedules, profitability and operating cash flow.

Extraction

A number of factors can affect the JV's ability to extract ore efficiently in the quantities that it has budgeted, including, but not limited to:

  ground conditions;
  geotechnical conditions;
  geological conditions;
  chemical effects;
  efficiency; and
  scheduling.

These factors may result in a less than optimal operation and lower throughput or lower recovery, which may affect the JV's production schedule. There is no assurance that, in planning and budgeting at the AGM, the Company or the JV have foreseen and/or accounted for every possible factor that might cause a project to be subject to suboptimal operation, and such suboptimal operation could have an effect on business, results of operations and financial condition of the JV and the Company and on the share price of the Company.

Processing

A number of factors could affect the JV's ability to process ore in the tonnages budgeted, the quantities of the metals and deleterious materials that are recovered and the ability to efficiently handle material in the volumes budgeted, including, but not limited to:

  the presence of oversized material at the crushing stage;
  material showing breakage characteristics different to those planned;
  material with grades outside of planned grade range;
  the presence of deleterious materials in ratios different than expected;
  material drier or wetter than expected, due to natural or environmental effects; and
  viscosity/density different than expected.

The occurrence of any of the above could affect the ability of the JV to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned. This may result, among other things, in lower throughput, lower recovery and/or more downtime which may have an adverse effect on future cash flow, results of operations and financial condition of the JV and the Company.

Equipment malfunctions

The JV's various operations may encounter delays in or losses of production due to the delay in the delivery of equipment, key equipment or component malfunctions or breakdowns, damage to equipment through accident or misuse, including potential complete write-off of damaged units, or delay in the delivery or the lack of availability of spare parts, which may impede maintenance activities on equipment. In addition, equipment may be subject to aging, if not replaced, or through inappropriate use or misuse and may become obsolete. Any one of these factors could adversely impact the operations, profitability and financial results of the JV and Company.

Legislative changes

The JV and Company, respectively, is subject to continuously evolving legislation, including, but not limited to, the areas of labour, environment, land titles, mining practices, closure and rehabilitation requirements and taxation. Compliance with these laws may require significant expenditures. If the JV or Company is unable to comply fully, they may be subject to enforcement actions or other liabilities, or its image may be harmed, all of which could materially affect operating costs, delay or curtail operations or cause the JV or Company to be unable to obtain or maintain required permits. There can be no assurance that the JV or Company has been or will be at all times in compliance with all applicable laws regulations, that compliance will not be challenged or that the costs of complying with current and future laws and regulations will not materially or adversely affect the business, operations or results of the Company or the JV.

New laws, regulations and administrative interpretations, amendments to existing laws and regulations or administrative interpretations, or more stringent enforcement of existing laws, regulations and administrative interpretations, whether in response to changes in the political or social environment the Company and JV operates in or otherwise, could have a material and adverse effect on the future cash flows, results of operations and financial condition of the Company and JV.

Key employees

The ability of the JV and the Company to effectively manage its corporate, exploration and operations teams, as applicable, depends in large part on the ability of the JV and Company to attract and retain key individuals in management positions and as senior leaders within the organization. The success of the Company and JV also depends on the technical expertise of its professional employees. The JV and Company face competition for qualified management, professionals, executives and skilled personnel from other companies. There can be no assurance that the JV or Company will continue to be able to compete successfully with its competitors in attracting and retaining senior leaders, qualified management and technical talent with the necessary skills and experience to manage its current needs. The length of time required to recruit key personnel and fill a position may be longer than anticipated. The failure to attract and retain capable leaders and key management professionals as well as qualified talent to manage the existing operations and projects effectively could have a material adverse effect on the business, financial condition and/or operational results of the JV and Company.

Labour disruptions

The JV is dependent on its workforce and the workforce of its contractors to extract and process minerals. Relations between the JV and its employees, as well as between contractors and their employees, may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, unions and the relevant governmental authorities in whose jurisdictions the JV carries on business. Labour disruptions at the JV's properties could have a material adverse impact on its business, results of operations and financial condition and that of the Company. A number of the JV's employees are represented by labour unions under various collective labour agreements, which are subject to renegotiation and renewal at or near the termination of these contracts. In addition, existing labour agreements may not prevent a strike or work stoppage at the JV's facilities in the future. Any work stoppage or strike by union or other employees could have a material adverse effect on the JV and Company's earnings and financial condition.

Political and legal risks

Mining investments are subject to the risks normally associated with any conduct of business in foreign and/or emerging countries including:

  political risks;
  war, terrorism and civil disturbance risks;
  risks related to changes in laws or policies of particular countries, including those relating to royalties, duties, imports, exports and currency;
  risks in respect of the cancellation or renegotiation of contracts;
  the risk of the imposition of royalties, net profits payments, tax increases or other claims by government entities, including retroactive claims;
  the risk of expropriation and nationalization; and
  the risk of delays in obtaining or the inability to obtain necessary governmental permits or the reimbursement of refundable tax from fiscal authorities.

Other risks include the potential for fraud and corruption by suppliers, personnel or government officials which may implicate the JV or the Company, compliance with applicable anti-corruption laws, including the U.S. FCPA and the Canadian CFPOA by virtue of the JV and the Company operating in jurisdictions that may be vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, conflicts of interest and related party transactions and the JV or the Company's possible failure to identify, manage and mitigate instances of fraud, corruption, or violations of its code of conduct and applicable regulatory requirements.

There is also the risk of increased disclosure requirements, including those pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act; currency fluctuations; restrictions on the ability of local operating companies to sell gold offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts; import and export regulations, including restrictions on the export of gold or on the import, for further gold processing; limitations on the repatriation of earnings or on the ability of the JV and the Company to assist in minimizing its expatriate workforce's exposure to double taxation in both the home and host jurisdictions; and increased financing costs.

These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause the JV and the Company to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect the financial position and/or results of operations of the JV and Company. In addition, the enforcement by the JV and Company of its legal rights in foreign countries, including rights to exploit its properties or utilize its permits and licenses and contractual rights may not be recognized by the court systems in such foreign countries or enforced in accordance with the rule of law.

It is possible that a current or future government of any country in which the Company or the JV has mining projects or operations may adopt substantially different policies or take arbitrary action which might halt exploration or production, nationalize assets or cancel contracts and/or mining and exploration rights and/or make changes in taxation treatment any of which could have a material and adverse effect on the future cash flows, earnings, results of operations and/or financial condition of the JV and Company.

Contractors

The JV uses contractors at the AGM for some of its mining activities. As a result, operations at the AGM are subject to a number of risks, some of which will be outside of the JV's control, including:

  negotiating agreements with contractors on acceptable terms;

  the inability to replace a contractor and its operating equipment in the event that either party terminates the agreement;

  reduced control over such aspects of operations that are the responsibility of the contractor;

  failure of a contractor to perform under its agreement with the JV;

  interruption of operations in the event that a contractor ceases its business due to insolvency or other unforeseen events;

  failure of a contractor to comply with applicable legal and regulatory requirements, to the extent that it is responsible for such compliance; and

  problems of a contractor with managing its workforce, labour unrest or other employment issues.

In addition, the JV may incur liability to third parties as a result of the actions of a contractor. The occurrence of one or more of these risks could have a material adverse effect on the business, results of operations and financial condition of the JV and Company.

Mining dangers

Mining operations generally involve a high degree of risk. The JV's operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, including: unusual and unexpected geological formations; seismic activity; cave-ins or slides; flooding; pit wall failure; periodic interruption due to inclement or hazardous weather conditions; and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or death, damage to property, environmental damage and possible legal liability. Milling operations are subject to hazards such as fire, equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Environmental and Health and Safety Issues

Routine safety inspections are conducted across the AGM site with any non-conformances reported through the safety, health & environment management system. Weekly inspections are conducted at the mining contractor workshops, fuel depot, process plant, and other external areas as required. With regards to the TSF, the JV employs a series of monitoring boreholes around the perimeter of the TSF, which are regularly monitored for ground water contamination. The TSF is inspected on a daily basis for signs of stress or damage and to ensure structural integrity. It is also audited every quarter, including for structural integrity, by independent third-party consultants and their report is submitted to the Ghanaian EPA.

Although the JV monitors its mining and disposal sites for potential environmental hazards, there is no assurance that it has detected, or can detect all possible risks to the environment arising from the business and operations. The JV expends significant resources to comply with environmental laws, regulations and permitting requirements, and expects to continue to do so in the future. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There is no assurance that:

  the JV has been or will be at all times in compliance with such laws, regulations and permitting requirements, or with any new or amended laws, regulations and permitting requirements that may be imposed from time to time;

  the JV's compliance with such laws, regulations and permitting requirements, or with any new or amended laws, regulations and permitting requirements that may be imposed from time to time, will not be challenged; or

  the costs of compliance with such laws, regulations and permitting requirements, or with any new or amended laws, regulations and permitting requirements that may be imposed from time to time,  will be economical and will not materially or adversely affect the JV's future cash flow, results of operations and financial condition.

The JV may be subject to proceedings in respect of alleged failures to comply with increasingly strict environmental laws, regulations or permitting requirements or of posing a threat to or of having caused hazards or damage to the environment or to persons or property. While any such proceedings are in process, the JV could suffer delays or impediments to or suspension of development and construction of projects and operations and, even if the JV is ultimately successful, the JV may not be compensated for the losses resulting from any such proceedings or delays.

There may be existing environmental hazards, contamination or damage at the JV's mines or projects that the JV may be unaware of. The JV may also be held responsible for addressing environmental hazards, contamination or damage caused by current or former activities at its mine sites or projects or exposure to hazardous substances, regardless of whether or not hazard, damage, contamination or exposure was caused by the activities of the JV or by previous owners or operators of the property.

Any finding of liability in such proceedings could result in additional substantial costs, delays in the exploration, development and operation of the JV's properties and other penalties and liabilities related to associated losses, including, but not limited to:

  restrictions on or suspension of the activities of the JV;
  loss of rights, permits and property, including loss of the JV's ability to operate in that country or generally;
  completion of extensive remedial cleanup or paying for government or third-party remedial cleanup;
  premature reclamation of operating sites; and
  seizure of funds or forfeiture of bonds.

The costs of complying with any orders made or any cleanup required and related liabilities from such proceedings or events may be significant and could have a material adverse effect on the business, results of operations, financial condition of the JV and the Company and the share price of the Company.

In Ghana, the JV is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes the JV's obligation to reclaim property after minerals have been mined from the site. Further, the JV is required to provide security to the Ghanaian EPA for the performance by the JV of its reclamation obligations in respect of the Abirem, Abore and Adubea mining leases. Although the JV has currently made provision for certain of its reclamation obligations, there is no assurance that these provisions will be adequate in the future.

Climate Change

The Company acknowledges climate change and that increased environmental regulation resulting therefrom may adversely affect the operations of the JV and Company. The effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency.

There is no assurance that the response of the JV and the Company to the risks posed by Climate change and the corresponding legislation and regulation will be effective and the physical risks of climate change will not have an adverse effect on the JV's operations and profitability.

Health and Safety Risks

The JV and its workforce are exposed to pandemics such as malaria , dengue, the coronavirus, chikungunya and other diseases. Such pandemics and diseases represent a serious threat to maintaining a skilled workforce in the mining industry in Africa and is a major healthcare challenge for the JV.

As a result of such pandemics and workplace accidents due to the inherent dangers of mining operations, there can be no assurance that the JV will not lose members of its workforce or see its workforce productivity reduced or incur medical costs, which could have a material and adverse effect on the future cash flows, earning, results of operations and financial condition of the JV and the Company.

Permitting

The operation, exploration and development projects of the JV require licenses and permits from various governmental authorities to exploit its properties, and the process for obtaining and renewing licenses and permits from governmental authorities often takes an extended period of time and is subject to numerous delays, costs and uncertainties. Any unexpected delays or costs or failure to obtain such licenses or permits associated with the permitting process could delay or prevent the execution of the AGM's development plans or impede the operation of a mine, which could adversely impact the JV's and the Company's operations, profitability and financial results. Such licenses and permits are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, suspensions or revocations of permits and licenses, and other penalties. There can be no assurance that the JV has been or will be at all times in compliance with all such laws and regulations and with its licenses and permits or that the JV has all required licenses and permits in connection with its operations. The JV may be unable, on a timely basis, to obtain, renew or maintain in the future all necessary licenses and permits that may be required to explore and develop its properties, maintain the operation of mining facilities and properties under exploration or development or to otherwise maintain continued operations.

The JV's ability to obtain and maintain required permits and approvals and to successfully operate, in particular, may be adversely impacted by real or perceived detrimental events associated with the JV's activities or those of other resource companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain, renew, or retain government permits and approvals may adversely affect the JV's operations, including its ability to explore or develop properties, commence production or continue operations.

Land title

The validity of exploration, development and mining interests and the underlying mineral claims, mining claims, mining leases, tenements and other forms of land and mineral tenure held by the JV, which fundamentally constitute the JV's property holdings, can be uncertain and may be contested and the JV's properties are subject to various encumbrances, including royalties.

Acquisition of title to mineral properties is a very detailed and time-consuming process, and the JV's title to its properties may be affected by prior unregistered encumbrances, agreements or transfers, or undetected defects. Although the JV has attempted to acquire satisfactory title to its properties, some risk exists that some titles, particularly title to exploration and undeveloped properties, may be defective. A successful challenge to the JV's title to its properties could result in the JV being unable to operate on its properties as anticipated or being unable to enforce its rights with respect to its properties which could have a material adverse effect on the JV and the Company. The JV may further need to acquire other title, such as surface title, easements or rights of way, which may encroach on the title to property of third parties. There is no guarantee that such further title, easements or rights of way necessary for the JV's operations may be acquired by the JV and the failure to acquire same, or to acquire the same in a timely fashion, may materially impede the JV's operations.

Geotechnical

Mining, by its very nature, involves the excavation of soils and rocks. The stability of the ground during and after excavation involves a complicated interaction of static and dynamic stresses (including induced stresses such as blasting), gravity, rock strength, rock structures (such as faults, joints, and bedding), groundwater pressures and other geo-mechanical factors.

Additionally, excavated ore and waste may be deposited in dumps or stockpiles, or used in the construction of tailings dams and roads or other civil structures, which may be very large. These dumps, stockpiles, dams, etc. may also be subject to geotechnical failure due to over-steepening, seismically induced destabilization, water saturation, material degradation, settling, overtopping, foundation failure or other factors.

The JV employs internal geotechnical experts, external consultants and third-party reviewers and auditors who use industry-standard engineering data gathering, analyses, techniques and processes to manage the geotechnical risks associated with the design and operation of a mine and the related civil structures. However, due to unforeseen situations and to the complexity of these rock masses and large rock and soil civil structures, geotechnical failures may occur at the AGM which could result in the temporary or permanent closure of all or part of a mining operation and/or damage to mine infrastructure, equipment or facilities, which materially impacts mineral production and/or results in additional costs to repair or recover from such geotechnical failures and the resulting damage.

Community risk

Maintaining a positive relationship with the communities in which the JV operates is critical to continuing the successful operation of the AGM as well as construction and development of existing and new projects. Community support for mining operations is a key component of a successful mining venture.

As a mining business, the JV and the Company may come under pressure in the jurisdictions in which it operates, or will operate in the future, to demonstrate that other stakeholders (including employees, communities surrounding operations and the countries in which the JV and the Company operate) benefit and will continue to benefit from the JV's and the Company's commercial activities, and/or that it operates in a manner that will minimize any potential damage or disruption to the interests of those stakeholders. The JV and the Company may face opposition with respect to current and future development and exploration projects which could materially adversely affect the business, results of operations, financial condition of the JV and the Company and the Company's share price.

Surrounding communities may affect or threaten the security of the mining operations through the restriction of access of supplies and the workforce to the mine site or the conduct of artisanal mining at or near the mine sites. The material properties of the JV may be subject to the rights or asserted rights of various community stakeholders, including indigenous people, through legal challenges relating to ownership rights or rights to artisanal mining. The JV is exposed to artisanal and illegal mining activities in close proximity to its operations that may cause environmental issues and disruptions to the operations and relationships with governments and local communities.

Infrastructure and Water Access

The JV's operations are carried out in geographical areas which lack developed infrastructure and are subject to various other risk factors, including the availability of sufficient water supplies. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, sabotage, terrorism, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations, financial condition and/or results of operations of the JV and the Company.

The JV's failure to obtain needed water permits, the loss of some or all of the JV's water rights for any of its mines or shortages of water due to drought or loss of water permits could require the JV to curtail or close mining production and could prevent the JV from pursuing expansion opportunities.

Exploration and development risks

Exploration

Gold and other metal exploration is highly speculative in nature, involves many risks and is often not productive; there is no assurance that the JV will be successful in its exploration efforts.

The JV's ability to increase mineral reserves is dependent on a number of factors, including the geological and technical expertise of the JV's management and exploration teams, the quality of land available for exploration and other factors. Once gold mineralization is discovered, it can take several years of exploration and development before production is possible, and the economic feasibility of production can change during that time.

Substantial expenditures are required to carry out exploration and development activities to establish proven and probable mineral reserves and determine the optimal metallurgical process to extract the metals from the ore.

Once the JV has found ore in sufficient quantities and grades to be considered economic for extraction, metallurgical testing is required to determine whether the metals can be extracted economically. There may be associated metals or minerals that make the extraction process more difficult.

There is no assurance that the JV's exploration programs will expand the JV's current mineral reserves or replace them with new mineral reserves. Failure to replace or expand the mineral reserves could have an adverse effect on the JV and the Company.

Mine development

The execution of the AGM's development plans will require the development and operation of various mining pits, the resettlement of villages, upgrades to the existing haul road, upgrades to Esaase mining infrastructure and TSF lifts. As a result, the JV and the Company is and shall continue to be subject to many of the risks associated with establishing new mining operations including:

  the availability of funds to finance construction and development activities;

  the receipt of required governmental approvals and permits;

  the availability and costs of skilled labour and the ability of key contractors to perform services in the manner contracted for;

  unanticipated changes in grade and tonnage of ore to be mined and processed;

  unanticipated adverse geotechnical conditions;

  incorrect data on which engineering assumptions are made;

  potential increases in construction and operating costs due to changes in the cost of fuel, power, materials, skilled labour, security and supplies;

  adequate access to the site and unanticipated transportation costs or disruptions; and

  potential opposition or obstruction from non-governmental organizations, environmental groups, terrorists or local groups which may delay or prevent development activities.

Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the AGM is dependent in connection with its development plans, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with the JV's development plans could delay or prevent the development of the mine as planned.

Risks Relating to the Value of Securities

The Company's Common Shares may experience price and volume volatility

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of the Company's securities, and the price may decline below their acquisition cost. As a result of this volatility, investors may not be able to sell their securities at or above their acquisition cost.

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in the countries where these companies carry on business and globally, and market perceptions of the attractiveness of particular industries. The price of the securities of the Company is also likely to be significantly affected by short-term changes in commodity prices, other precious metal prices or other mineral prices, currency exchange fluctuation and the political environment in the countries in which the Company does business and globally.

In the past, following periods of volatility in the market price of a company's securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the Company's profitability and reputation.

Financial Risks

Gold price fluctuations

The JV's revenues depend in part on the market prices for gold. Gold prices fluctuate widely and are affected by numerous factors beyond the JV's control including central bank lending, sales and purchases of gold, producer hedging activities, expectations of inflation, the level of demand for gold as an investment, speculative trading, the relative exchange rate of the U.S. dollar with other major currencies, interest rates, global and regional demand, political and economic conditions and uncertainties, industrial and jewelry demand, production costs in major gold producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. Although the JV has from time to time entered into hedging instruments to manage the AGM's exposure to gold price risk, the JV may not do so in future. Fluctuations in gold prices may materially and adversely affect the financial performance or results of operations of the JV and the Company.

Insufficient financing

To fund growth, the JV and the Company may choose to secure necessary capital through loans or other forms of financing. The availability of this capital is subject to general economic conditions and lender and investor interest in the JV and the Company and their respective projects.

In addition, the JV and the Company may seek funding to further its search and exploration for new mineral deposits and their development. Financing may not be available when needed or, if available, may not be available on terms acceptable to the JV or the Company. Failure to obtain any financing that may become necessary for the development plans of the JV and the Company may result in a delay or indefinite postponement of exploration, development or production on any or all of the properties of the JV and the Company.

Shareholder dilution

The adequacy of the Company's capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company's strategic plans, market and forecasted gold prices, the mining industry, general economic conditions and associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, issue new common shares, purchase common shares for cancellation pursuant to normal course issuer bids, issue new debt or reimburse existing debt. The constating documents of the Company allow it to issue, among other things, an unlimited number of Common Shares for such consideration and on such terms and conditions as may be established by the Board of Directors of the Company, in many cases, without the approval of shareholders. The Company cannot predict the size of future issuances of Common Shares or the issue of securities convertible into common shares of Galiano or the effect, if any, that future issuances and sales of the Company's common shares will have on the market price of its common shares. Any transaction involving the issue of previously authorized but unissued common shares or securities convertible into common shares would result in dilution to present and prospective holders of common shares.

Control of AGM cash flows and Operation through a Joint Venture

Positive cash flows from the AGM are not within the Company’s exclusive control as the disposition of cash from the AGM is governed by the JVA. The JVA provides that “Distributable Cash” will be calculated and distributed quarterly, if available. “Distributable Cash” means an amount to be calculated at each calendar quarter-end, as being the lesser of (i) cash and cash equivalents which are projected at that time to be surplus to all the JV companies taken together, after providing for all amounts anticipated to be required to be paid during a period of least the ensuing two calendar quarters in order to pay the net obligations (net of anticipated revenues during such two subsequent quarters) which will arise out of the operations contemplated by the current approved program and budget while also providing for retention of a reasonable amount of cash and cash equivalents for working capital, contingencies and reserves, all of which factors shall be considered by the Management Committee of the JV; and (ii) the maximum amount permissible for distributions to shareholders of a particular JV company at that time in accordance with applicable law and the terms of any third party loan or other agreement in effect which limits distributions from the JV companies. Distributable cash is to be paid out by the JV in certain priority, and is generally paid first to interest and principal of loans, second to redemption of the preferred shares issued by the JV (of which shares each partner held 137.4 million preferred shares as of December 31, 2020) and finally as dividends on common shares of the JV companies (which the JV partners own 45:45 with the Government of Ghana holding 10%). As a result, despite positive cash flows from the AGM accruing to the JV, in certain circumstances, including wherein the JV is expected to incur costs in respect of work programs to be undertaken at the AGM or principal and interest payments are owing by the JV, Galiano may not be able to realize on all or any part of this positive cash flow, which may have a negative impact on the financial condition, results of operations or share price of the Company. See section “Corporate risks - Risks associated with Joint Ventures” below.

Interest rates

Increases in interest rates could cause the Company's cost of capital to increase, which in turn may affect the feasibility of financing future development projects. In addition, the Company's financial results are affected by movements in interest rates, as it forms an important factor in the estimation of the fair value of certain assets and liabilities of the JV and the Company.

Foreign currency and foreign exchange

The JV receives revenue from operations in US dollars but incurs a portion of its operating expenses and costs in foreign currencies including Ghanaian Cedis, South African Rand, and Canadian dollars. Similarly, the Company raises its capital in Canadian dollars and US dollars, as applicable, yet incurs expenses in foreign currencies including South African Rand and Australian dollars. Each of these currencies fluctuates in value and is subject to its own country's political and economic conditions and the JV and the Company are therefore subject to fluctuations in the exchange rates between the US dollar, the Canadian dollar and these currencies. These fluctuations could have a material effect on the future cash flow, business, results of operations and financial condition of the JV and the Company and on the share price of the Company. Foreign currency fluctuations may also lead to higher-than-anticipated construction, development and other costs. The JV and the Company does not currently hedge against currency exchange risks, although it may do so from time to time in the future.

Credit rating downgrade

Any debt issued by the JV or the Company may have a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency's judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Consequently, real or anticipated changes in the credit ratings of the JV and the Company will generally affect the market value of any debt of the JV and the Company. Additionally, credit ratings may not reflect the potential of risks relating to the structure of any debt of the JV and the Company. Any future lowering of the ratings for the JV and the Company likely would make it more difficult or more expensive to obtain debt financing.

Taxation

The JV and the Company have operations and conduct business in a number of different jurisdictions and are subject to the taxation laws of each such jurisdiction. These taxation laws are complicated and subject to changes and are subject to review and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable by the JV and the Company, which could adversely affect profitability. Taxes and other local laws and requirements may also adversely affect the ability of the JV and the Company to repatriate earnings and otherwise deploy assets.

In addition, the JV and the Company are subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which, if levied, would negatively affect the financial condition and operating results of the JV and the Company.

Repatriation of funds

The Company may need to repatriate funds from foreign affiliates to service indebtedness or fulfill the Company's business plans, in particular in relation to ongoing expenditures at development assets unrelated to the JV. Galiano may not be able to repatriate funds, or may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels, and such costs could be material.

Financial reporting risks

Inadequate controls over financial reporting

The Company assessed and tested, for its 2020 fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act ("SOX"). SOX requires an annual assessment by management of the effectiveness of the Company's internal control over financial reporting. In 2020, the Company elected not to obtain an attestation report from the Company's independent auditors addressing the effectiveness of the Company's internal controls over financial reporting. The Company's failure to satisfy the requirements of Section 404 of SOX on an ongoing and timely basis could result in the loss of investor confidence in the reliability of its financial statements and/or regulatory sanctions, which in turn could harm the Company's business and negatively impact the trading price of its Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation could harm the Company's operating results or cause it to fail to meet its reporting obligations.

Moreover, the Company's management does not expect that its internal control over financial reporting will prevent or detect all errors and all fraud. Any such errors or fraud could cause the Company to be required to amend its financial statements, result in regulatory sanction and/or liability, any of which could harm the Company's financial results, results of operation, business or share price.

Public company obligations

The Company's business is subject to evolving corporate governance and public disclosure regulations that have increased both the Company's compliance costs and the risk of non-compliance. Any non-compliance with these regulations could have an adverse effect on the Company's share price.

The Company is subject to changing rules and regulations promulgated by a number of U.S. and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the NYSE American, the TSX, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the U.S. Congress, making compliance more difficult and uncertain.

Carrying value of assets

The carrying value of the assets of the JV and the Company is compared to internal estimates of their estimated fair value to assess how much value can be recovered based on current events and circumstances. The fair value estimates of the JV and the Company are based on numerous assumptions and are adjusted from time to time and the actual fair value, which also varies over time, could be significantly different than these estimates.

If there are no mitigating valuation factors and the JV and the Company do not achieve their valuation assumptions, or they experience a decline in the fair value of their reporting units, it could result in an impairment charge, which could have an adverse effect on the JV and the Company.

Change in reporting standards

Changes in accounting or financial reporting standards may have an adverse effect on the financial condition and results of operations of the JV and the Company in the future.

Corporate risks

Risk associated with joint ventures

Since the conclusion of the JV Transaction on July 31, 2018, the Company's primary asset is held through a joint venture arrangement with Gold Fields, which exposes the Company to various additional risks. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company's profitability or the viability of the Company's interest in the AGM, which could have a material adverse impact on the Company's future cash flows, earnings, results of operations and financial condition:

  disagreements with the JV partners on how to operate the AGM and whether and how to develop the AGM;
  inability to exert influence over certain strategic decisions made in respect of the AGM's development plans;
  inability of the Company to meets its own obligations under the JVA;
  inability of the Company to make its required contributions under the JVA which may result in dilution to the Company's interest in the JV;
  inability of partners to meet their obligations to the JV, joint operation of the AGM or third parties;
  decisions under the dispute resolution provisions of the JVA may not be resolved in the Company's favour; and
  litigation between partners regarding the JV or matters in respect of the joint operation of the AGM.

In addition, the Company is currently the manager of the JV operations for which it receives fees under the Services Agreement in respect of the AGM for direct services and supervised activities, capped at $6 million per year (adjusted annually for inflation). The Company is obliged to provide services to a professional standard and to otherwise comply with the obligations of the Services Agreement.  If the Company were to fail to meet the required standards and obligations under the Services Agreement, or were diluted pursuant to the JVA, it could be removed as manager and would lose entitlement to these fees.

The Company's inability to control the JV may impact adversely on the ability of the Company to raise funds to fund its contributions to the JV, which may ultimately result in dilution to the Company's interest in the JV.

Insurance and Uninsured risks

Where economically feasible and based on availability of coverage, a number of operational, financial and political risks are transferred to insurance companies. The availability of such insurance is dependent on the past insurance losses and records of the JV and the Company and general market conditions. Available insurance does not cover all the potential risks associated with a mining company's operations. The JV and the Company may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, insurance coverage may not be available in the future or may not be adequate to cover any resulting loss, and the ability to claim under existing policies may be contested. Moreover, insurance against risks such as the validity and ownership of unpatented mining claims and mill sites and environmental pollution or other hazards as a result of exploration and production is not generally available to the JV or the Company or to other companies in the mining industry on acceptable terms. As a result, the JV and the Company might become subject to liability for environmental damage or other hazards for which it is completely or partially uninsured or for which it elects not to insure because of premium costs or other reasons. Losses from these events may cause the JV and the Company to incur significant costs that could have a material adverse effect upon the financial condition and/or results of operations of the JV and the Company.

Litigation

The JV and the Company may be subject to litigation arising in the normal course of business and may be involved in disputes with other parties, including governments and its workforce, in the future which may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price, failure to comply with disclosure obligations or the presence of illegal miners or labour disruptions at its mine sites. The results and costs of litigation cannot be predicted with certainty. If the JV or the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the financial performance, cash flow and results of operations of the JV and the Company.

In the event of a dispute involving the foreign operations of the Company's affiliates, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company's ability to enforce its rights or its potential exposure to the enforcement in Canada or locally of judgments from foreign courts could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

Reputational risk

Damage to Galiano's reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Galiano and the JV operate not have control over how they are perceived by others. Any reputation loss could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial condition of the JV and the Company and the Company's share price.

Acquisitions

The Company may pursue the acquisition or disposition of producing, development or advanced stage exploration properties and companies. The search for attractive acquisition opportunities and the completion of suitable transactions are time consuming and expensive, and may be unsuccessful. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, obtain necessary regulatory approvals and integrate the acquired operations successfully with those of the Company or the JV. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company's business and operations and may expose the Company to new geographical, political, operational, financial and geological risks. For example:

  there may be a significant change in commodity prices after the Company has committed to complete an acquisition and established the purchase price or share exchange ratio;

  a material ore body may prove to be below expectations;

  the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies, maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization;

  the integration of the acquired business or assets may disrupt the Company's ongoing business and its relationships with employees, suppliers and contractors; and

  the acquired business or assets may have unknown liabilities which may be significant.

Competitors

The Company competes with other mining companies and individuals for mining interests on attractive exploration properties and the acquisition of mining assets, including competitors with greater financial, technical or other resources. This may increase the risk of higher costs when acquiring suitable claims, properties and assets or of even making such acquisitions on terms acceptable to the Company. There can be no assurance that the Company will be able to compete successfully with its competitors in acquiring such properties and assets.

Information systems security threats

The Company and the JV is reliant on the continuous and uninterrupted operation of its IT systems. User access and security of all IT systems can be critical elements to the operations of the Company and the JV. Protection against cyber security incidents, cloud security and security of all of the IT systems of the JV and the Company are critical to the operations of the JV and the Company. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect the reputation, operations or financial performance of the JV and the Company.

The IT systems of the JV and the Company could be compromised by unauthorized parties attempting to extract business sensitive, confidential or personal information, corrupting information or disrupting business processes or by inadvertent or intentional actions by the employees or vendors of the JV and the Company. A cyber security incident resulting in a security breach or failure to identify a security threat could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy or securities laws and regulations, and remediation costs.

If any of the foregoing events, or other negative events in respect of the IT systems of the Company or the JV not described herein occur, the business, financial condition or results of operations of the JV and the Company could suffer. In that event, the market price of the Company's securities may decline and investors could lose part or all of their investment.

Other risks and uncertainties

The exploration, development and mining of natural resources are highly speculative in nature and are subject to significant risks. The risk factors noted above do not necessarily comprise all risks faced by the Company or the JV. Additional risks and uncertainties not presently known to the Company or that management currently consider immaterial may also impair the business, operations and future prospects of the JV and the Company. If any of the following risks actually occur, the business of the JV and the Company may be harmed and their financial condition and results of operations may suffer significantly.

DIVIDENDS AND DISTRIBUTIONS

Galiano has no fixed dividend policy and has not declared any dividends on its Common Shares since its incorporation. Subject to the BCBCA, the actual timing, payment and amount of any dividends declared and paid by the Company will be determined by and at the sole discretion of Galiano’s Board of Directors from time to time based upon, among other factors, the Company’s cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and exploration, and such other considerations as the Board of Directors in its discretion may consider or deem relevant.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

Galiano's authorized capital consists of an unlimited number of Common Shares without par value. At December 31, 2020, there were 224,253,522 Common Shares issued and outstanding.

Each Common Share entitles the holder to one vote at all meetings of the Company's shareholders. The holders of the Company's Common Shares are entitled to receive during each year, as and when declared by the Board of Directors, dividends payable in money, property or by the issue of fully-paid Common Shares of Galiano. If the Company is dissolved, wound-up, whether voluntary or involuntary, or there is a distribution of Galiano's assets among shareholders for the purpose of winding-up its affairs, the holders of the Company's Common Shares are entitled to receive Galiano's remaining property.

The Company was previously authorized to issue unlimited preferred shares without par value or restrictions. At the Company's Annual General and Special Meeting of Shareholders held on April 30, 2020, the Company's Notice of Articles was updated to remove preferred shares from the Company's capital structure.

(a) Normal Course Issuer Bid

The Company received approval from the TSX to commence a NCIB on November 15, 2019 to purchase up to 11,310,386 common shares, representing 5% of the Company's issued and outstanding common shares. Purchases pursuant to the NCIB are made on the open market through the facilities of the TSX and NYSE American.

All common shares purchased by the Company under the NCIB were purchased at the market price at the time of acquisition in accordance with the rules and policies of the TSX and NYSE American and applicable securities laws. All common shares acquired by the Company under the NCIB were cancelled and purchases were funded out of the Company's working capital. The NCIB had a term of one-year and was terminated on November 14, 2020.

Over the term of the NCIB, the Company repurchased and cancelled a total of 3,866,983 common shares for $3.3 million, at a weighted average price of $0.84 per share.

(b) At-the-Market Offering ("ATM")

On June 25, 2020, the Company entered into an ATM agreement with H.C. Wainwright & Co. and Cormark Securities (the "Agents"). Under the ATM agreement, the Company may, at its discretion and from time-to-time during the term of the ATM agreement, sell through the Agents common shares of the Company for aggregate gross proceeds to the Company of up to $50.0 million (the "Offering"). The Company expects to use any net proceeds of the Offering for general corporate and working capital requirements, including, but not limited to, funding ongoing exploration and operations at the AGM, funding the Company's working capital requirements, repaying indebtedness outstanding from time to time, completing future acquisitions and/or for other corporate purposes.

Sales of common shares will be made through “at-the-market distributions” as defined in National Instrument 44-102 - Shelf Distributions, including sales made directly on the NYSE American, or any other recognized marketplace upon which the Company’s common shares are listed or quoted or where the common shares are traded in the United States. No offers or sales of common shares will be made in Canada on the Toronto Stock Exchange or other trading markets in Canada. The Company will pay the Agents a commission of 3.0% of the aggregate gross proceeds from each sale of common shares. The Company will determine, in its sole discretion, the date, price and number of common shares to be sold under the Offering, if any.  Any common shares sold in the Offering will be distributed at market prices or prices related to prevailing market prices from time to time. The Company is not required to sell any common shares under the Offering at any time.

The Offering was made by way of a prospectus supplement dated June 25, 2020 (the “Prospectus Supplement”) to the Company’s existing U.S. registration statement on Form F-10 (the “Registration Statement”) and Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) each dated June 11, 2020. The Prospectus Supplement relating to the Offering has been filed with the securities commissions in each of the provinces and territories of Canada (other than Québec) and with the SEC. The Prospectus Supplement and the Registration Statement are available on the SEC's website and the Prospectus Supplement (together with the related Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators.

In addition, in connection with Gold Fields’ existing pre-emptive right to maintain its 9.9% pro rata ownership interest in the Company, the Company has agreed to sell to Gold Fields, from time to time during the term of the Offering at Gold Fields’ election, on a private basis, such number of common shares as to represent 9.9% of the common shares issued under the Offering, if any.

During the year ended December 31, 2020, the Company did not issue any common shares under the Offering.

As at March 25, 2021, there were 224,563,222 shares issued and outstanding.

Constraints

There are no constraints imposed on the ownership of the Common Shares by corporate law. There are certain government review requirements regarding foreign investment in Canadian companies which are not expected to be relevant to Galiano shareholders.

MARKET FOR SECURITIES

Trading Price and Volume

The Company's common shares trade on the TSX and NYSE American under the symbol "GAU".

The following tables set out the low and high sale prices and the aggregate volume of trading of the Company's Common Shares on the TSX for the months indicated (Canadian Dollars) and NYSE American for the months indicated (US Dollars).

Month	TSX Price Range		Total Volume
	High (C$)	Low (C$)
January 2020	1.27	1.12	2,320,500
February 2020	1.39	1.14	3,764,900
March 2020	1.29	0.80	4,791,700
April 2020	1.75	1.13	7,639,500
May 2020	1.84	1.49	3,632,500
June 2020	1.85	1.47	3,202,500
July 2020	2.61	1.82	9,490,300
August 2020	2.80	2.00	9,492,900
September 2020	2.13	1.71	11,288,000
October 2020	2.17	1.66	5,908,300
November 2020	1.97	1.39	3,610,900
December 2020	1.62	1.40	2,511,600
January 2021	1.69	1.36	2,525,200
February 2021	1.84	1.42	3,128,000
March 1 to 25, 2021	1.63	1.28	2,341,200

Month	NYSE American Price Range		Total Volume
	High ($)	Low ($)
January 2020	0.98	0.84	7,226,100
February 2020	1.07	0.85	8,692,700
March 2020	0.94	0.56	10,022,800
April 2020	1.28	0.78	13,991,500
May 2020	1.33	1.05	11,527,300
June 2020	1.36	1.10	13,234,400
July 2020	1.94	1.32	51,216,400
August 2020	2.12	1.51	45,988,000
September 2020	1.62	1.27	26,899,200
October 2020	1.64	1.25	28,361,900
November 2020	1.51	1.06	27,512,600
December 2020	1.28	1.09	20,731,700
January 2021	1.34	1.07	29,436,400
February 2021	1.44	1.12	34,082,900
March 1 to 25, 2021	1.31	1.01	52,408,900

PRIOR SALES

The Company does not have any classes of common or preferred shares that are outstanding, but not listed or quoted on a marketplace.

The following table sets out details of all securities convertible or exercisable into Common Shares that were issued or granted by the Company from January 1, 2020 to December 31, 2020.

Date	Type of Security Issued	Number of Common Shares issuable upon exercise or conversion	Exercise or conversion price per Common Share (C$ unless otherwise indicated)
February 28, 2020	Share Option	3,552,000	C$1.29
April 1, 2020	Share Option	173,000	C$1.23
May 14, 2020	Share Option	363,000	C$1.67
August 17, 2020	Share Option	243,000	C$2.20
August 25, 2020	Share Option	40,000	C$2.16
September 2, 2020	Share Option	10,000	C$2.08
November 13, 2020	Share Option	60,000	C$1.61
December 11, 2020	Share Option	235,000	C$1.46

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Security Holding

The following table sets out the names, province or state and country of residence, positions with or offices held with the Company, and principal occupation for the past five years of each of Galiano's directors and executive officers, as well as the period during which each has been a director of the Company.

The term of office of each director of Galiano expires at the annual general meeting of shareholders each year.

Name, Position and Province/State and Country of Residence (1)	Principal Occupation During the Past Five Years (1)	Director or Officer For Period(2)
PAUL N. WRIGHT Chairman,Director British Columbia, Canada

Paul N. Wright served as a director, President and Chief Executive Officer of Eldorado Gold Corporation ("Eldorado") from October 1999 to April 2017. He joined Eldorado in July 1996 as Vice President, Mining and subsequently as Senior Vice President, Operations in October 1997. Mr. Wright led Eldorado through a period of intense activity through which was created a leading international gold company. Mr. Wright is a graduate of the University of Newcastle Upon Tyne with over 40 years of international experience in the development and operation of open pit and underground mines. He is a member of the Canadian Institute of Mining and Metallurgy, the Institute of Materials, Minerals and Mining, and is a Chartered Engineer (UK).

Mr. Wright has served as a director of Centerra Gold Inc. since May 2020.

April 1, 2020 until present

Name, Position and Province/State and Country of Residence (1)	Principal Occupation During the Past Five Years (1)	Director or Officer For Period(2)
GORDON J. FRETWELL(3)(4)(5) Director British Columbia, Canada

Gordon Fretwell is a lawyer who holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with a Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is a past director of Coro Mining Corp., Northern Dynasty Minerals Ltd., Curis Resources Ltd., Benton Resources Corp., Lignol Energy Corp ("Lignol"), Pine Valley Mining Corporation, International Royalty Corp and Auryn Resources Inc.

Mr. Fretwell currently serves on the Board of Canada Rare Earth Corp. RE Royalties Ltd. and Pucara Resources Corp.

February 24, 2004 until present
MARCEL DE GROOT(3)(5) Director British Columbia, Canada

Marcel de Groot is an independent consultant and founding partner and President of Pathway Capital Ltd. ("Pathway"), a Vancouver-based private venture capital corporation, since 2004. Pathway has worked with a number of successful public mining companies including Peru Copper Inc. (acquired by Chinalco), and Sandstorm Gold Ltd. Mr. de Groot graduated from the University of British Columbia with a Bachelor of Commerce degree and articled with Grant Thornton LLP where he obtained the Chartered Accountant designation.

Mr. de Groot is a past director of Equinox Gold Corp., Solaris Resources Inc., Northern Dynasty Minerals Ltd., Underworld Resources Inc., and Esperanza Resources.

Mr. de Groot is a current director of Northern Vertex Mining Corp and Level 14 Ventures Ltd.

October 1, 2009 until present
SHAWN WALLACE(4) Director British Columbia, Canada

Shawn Wallace has over 32 years experience in building a number of high-quality mineral exploration, development and production stage companies. He is one of the original founding members of the Company and served as Chair of the Company from March 2010 to February 2014. He has spent the last thirty years active in all facets of building and operating several successful junior mining exploration and development companies.

Mr. Wallace is a past Chairman and Director of Cayden Resources Inc. and a past Director of Full Metal Minerals Inc.

Mr. Wallace currently serves as the Executive Chair of Torq Resources Inc., Chair of Sombrero Resources and Co-Chair of Tier One Silver.

March 3, 2010 until present
MICHAEL PRICE(4)(5)(6) Director London, UK

Dr. Michael Price has been a mining finance consultant and advisor since 2006 and has over 35 years' experience in mining and mining finance. During his career, he has held senior positions at Barclays Capital, Société Générale, and NM Rothschild and Sons and he is also the London Representative of Resource Capital Funds.

Mr. Price currently serves on the Board of Entrée Resources Ltd.

February 6, 2014 until present

Name, Position and Province/State and Country of Residence (1)	Principal Occupation During the Past Five Years (1)	Director or Officer For Period(2)
JUDITH MOSELY(3)(6) Director London, UK

Judith Mosely is a retired banking executive with over 20 years’ experience in the mining and metals banking sector. She most recently held the position of Business Development Director for Rand Merchant Bank (“RMB”) in London since 2011 with responsibility for developing the bank’s African business with international mining and metals companies. Prior to RMB she headed the mining finance team at Société Générale in London where her focus was principally on debt financing in Europe, the Middle East and Africa and Australia. She has broad experience across commodity sectors, working with juniors through to multinationals. She is currently a non-executive director of Blackrock World Mining Trust plc, and Eldorado Gold, a Trustee of Camborne School of Mines Trust, and sits on the board of Women in Mining in the UK. She is also a consultant with Northcott Capital Ltd, a financial advisory firm focusing on mining and renewables.

January 1, 2020 until present
GREG MCCUNN(6)(7) Chief Executive Officer and Director; former Chief Financial Officer British Columbia, Canada

Greg McCunn was appointed CEO of the Company effective April 1, 2019. Mr. McCunn is a Professional Engineer with over 25 years' experience in finance, operations, project engineering, project construction and corporate development. Most recently he served as CEO of Alio Gold Inc, as CFO for Galiano and as CFO for Farallon Mining, prior to which he held technical, operational and corporate development roles with Teck Resources, Placer Dome and junior mining companies in Canada and Australia.

April 4, 2011 until December 31, 2016; April 1, 2019 until present
FAUSTO DI TRAPANI(7) Executive Vice President, Chief Financial Officer and Corporate Secretary British Columbia, Canada

Fausto Di Trapani joined Galiano in 2012 as Executive: Finance and has played a major role in the transformation of the Company's Finance function from late stage exploration through project development and production to the multi-jurisdictional fully integrated function it is today. This has included the deployment of a group wide ERP system to improve forecasting and budgetary controls, securing the Red Kite project finance facility and leading the Company's procurement processes to bring the AGM into production on time and under budget. During his 20+ year career as a Chartered Accountant, Fausto has held a number of senior financial management roles at significant listed resource companies including Mantra Resources, Norilsk Nickel International and BHP Billiton. He holds an Honours Bachelor of Accounting Sciences degree.

January 11, 2017 until present
MATT BADYLAK Chief Executive Officer and Chief Operating Officer British Columbia, Canada

Mr. Badylak is a seasoned mining professional with 20 years of operations experience including a number of senior management roles with Eldorado since 2007. In his most recent role as General Manager Kisladag Mine, Mr. Badylak was responsible for multiple cost saving initiatives and optimization of the heap leaching operations, allowing the company to avoid construction of a capital-intensive milling facility and extend the operation of the heap leach. Prior to his role at Kisladag, Matt held various corporate and operations management roles in Eldorado, including Managing Director of China Operations and prior to that, General Manager of the Tanjianshan Gold Mine located on the Tibetan Plateau in China's Qinghai Province. Prior to Eldorado, he worked in various technical roles across Australia and Asia. He holds a Bachelor of Science in Extractive Metallurgy & Chemistry from Murdoch University in Perth and is a member of the Australian Institute of Mining and Metallurgy.

August 17, 2020 until present

Notes:

(1) The information as to province of residence and principal occupation, is not within the knowledge of the Company, and has been individually provided by the respective directors and officers.

(2) Each of the Company's directors serve until the next annual general meeting of shareholders or until a successor is elected or appointed. The Company's officers serve at the determination of the Company's Board of Directors.

(3) Member of the Audit Committee.

(4) Member of the Compensation Committee.

(5) Member of the Nominating & Governance Committee.

(6) Member of the Sustainability Committee.

(7) Member of the Disclosure Committee.

As of the date of this AIF, the directors and executive officers of the Company, as a group, own beneficially, directly or indirectly, or exercise control or direction over 598,112 common shares of the Company.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the individuals named above is, as at the date of this AIF, or has been, within ten (10) years before the date of this AIF a director, chief executive officer or chief financial officer of any company that:

(a) was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as disclosed below, none of the individuals named above is, as at the date of this AIF, or has been, within ten (10) years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or has, within ten (10) years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Gordon J. Fretwell was a director of TSX-V listed Lignol from January 2007 to May 2015. Lignol was placed into receivership on August 22, 2014 upon an application by Difference Capital, Lignol's senior secured creditor at the time. The Bowra Group Inc. was appointed Receiver-Manager of Lignol on August 29th, 2014 pursuant to a court order made in the Supreme Court of British Columbia. The Receiver-Manager conducted a sales process for the assets of Lignol and realized $5.5 million from the sale of the assets of a wholly-owned subsidiary of Lignol. The Court approved a distribution to Difference Capital in the amount of $4.8 million in February 2015. In connection with its receivership, Lignol was cease traded on September 8, 2014.

Mr. Paul N. Wright was a director of Nordic Mines AB ("Nordic") until November 17, 2012. On July 8, 2013, Nordic announced that it had requested a court-appointed administrator for itself and two of its subsidiaries. The appointment of the administrator was terminated on September 1, 2014, when Nordic entered into an agreement with its creditors and lenders regarding a debt write-off. The final condition for the debt write-off was satisfied on September 10, 2014 and Nordic has since completed the repurchase of its outstanding bank debt from its lenders.

In addition, none of the individuals named above has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a nominee as director.

Conflicts of Interest

Directors and officers of Galiano are also directors, officers and/or promoters of other reporting and non-reporting issuers, which raises the possibility of future conflicts in connection with property opportunities which they may become aware of and have a duty to disclose to more than the issuer on whose board they serve. This type of conflict is common in the junior resource exploration industry and is not considered an unusual risk. Conflicts, if any, will be subject to the procedures and remedies provided under the BCBCA.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no material legal proceedings or regulatory actions to which the Company is a party or, to the best of the Company's knowledge, to which any of the Company's properties may be affected.

However, due to the nature of its business, the Company may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's financial condition or future results of operations.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best knowledge of Galiano's management, no (a) director or executive officer of the Company; (b) person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company's outstanding voting securities; or (c) an associate or affiliate of any of the persons or companies referred to in paragraphs (a) or (b), had any material interest, direct or indirect, in any transaction since the Company's incorporation or during the current financial year.

TRANSFER AGENT AND REGISTRAR

Galiano's registrar and transfer agent for its Common Shares is Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

MATERIAL CONTRACTS

The following are the material contracts to which the Company or its subsidiaries are a party to as of the date of this AIF, which currently can reasonably be regarded as material to a security holder of the Company, copies of which have been filed at www.sedar.com as required under section 12.2 of National Instrument 51-102 Continuous Disclosure Requirements:

  Shareholders Rights Plan Agreement ("Rights Plan") between the Company and Computershare Investor Services Inc., as Rights Agent, dated as of May 24, 2016, which provides for the issuance of rights to existing shareholders of the Company in certain circumstances involving a take-over bid of the Company. The Rights Plan will expire at the termination of the annual general meeting of the Company held in 2022;

  The Combination Agreement among the Company (and certain of its affiliates) and Gold Fields (and certain of its affiliates), dated March 29, 2018, providing for the sale to Gold Fields of its 45% interest in the AGM;

  The JVA, as described below;

  The Investor Rights Agreement, as described below; and

The JVA

The JVA has been entered into to govern the joint venture relationship between the Galiano and Gold Fields participating group (the "Participating Groups") respecting the ownership and operation of JV Finco, AGGL and Adansi and the assets and liabilities of the JV which include the AGM. The Participating Groups own their respective interests in the AGM and other assets through the equal ownership of common share equity of each of AGGL, Adansi and JV Finco (collectively the "JV Companies"). The Government of Ghana continues to retain a 10% free-carried interest in AGGL.

The JVA includes the following material terms:

  Establishment of a Management Committee to oversee the operation and any development of the JV, with initial equal representation from the Participating Groups,

  Agreements as to Board representation and management of each of the JV Companies with initial equal representation from the Participating Groups,

  Adjustment to Management Committee and Board representation in the event of future changes in ownership of the JV Companies.

  Voting on the Management Committee and the Boards of the JV Companies is in accordance with the Participating Groups' respective JV ownership interests (50:50 between Galiano and Gold Fields subsequent to the additional $20 million investment by Gold Fields).

  An expedited dispute resolution process by reference to an expert for "ordinary decisions", which are all decisions which are not "Special Majority Decisions". Special Majority Decisions require 85% voting approval and so will effectively require unanimity as long as the Participating Groups are 50:50. Special Majority Decisions principally include:

(1) Approval of annual programs and budgets including changes from the previous year or to the life-of-mine business plan which vary by more than 6%.

(2) Approval for monthly cash calls in an amount which is 100% or more of the monthly cash call forecasted under the then current approved program and budget.

(3) Expansion of the area of the operations beyond the development area, the disposition or surrender or relinquishment of property titles, the disposal or sale of any assets whose book value exceeds $30 million, the abandonment of material operations, or approval of a closure plan.

(4) The sale, lease or exchange of all or substantially all of the JV assets or merger or consolidation of any of the JV operations or entities with any other business or entity.

(5) Placing the mining operations on "care and maintenance" unless they are projected to operate with negative cash flow beyond certain defined time and amount thresholds.

(6) Any changes in the JV auditor, and engaging in certain financial transactions such as hedging or foreign currency obligations for the JV.

(7) The JV borrowing in excess of $5 million and granting security interests in JV assets, and effecting other transaction types generally in excess of $5 million.

(8) Initiating or settling lawsuits or arbitration proceedings in excess of certain thresholds.

(9) Approval of any material delay of expenditure of more than the greater of 15% and $5 million in relation to an approved program and budget.

(10) Any change in the constating documents or in the authorized capital of any JV Company or the taking of any steps to wind-up or terminate a JV Company or convert any shareholder loan of any JV Company into shares of that JV Company.

  Special Majority Decisions are not subject to expert determination or arbitration and each Participating Group is permitted to vote on them in its own self-interest.

  Galiano will act as Manager (or operator) under the Services Agreement, which establishes the duties and responsibilities of Galiano as Manager and the manner of determination of the compensation payable to Galiano as Manager. Compensation is agreed to be (and shall not exceed that amount except for US inflation) approximately $6 million per year. Galiano can be removed for customary reasons including misconduct, insolvency and JV equity dilution of its interest below a 30% interest in the JV.

  The manner of preparation and approval of programs and budgets for the AGM and timing for their adoption and implementation.

  The parties have agreed that funding for the JV will generally come firstly from cash flow from AGM operations, secondly from third party borrowings by the JV and lastly from cash calls to the Participating Groups themselves. Where program funding is requested of the parties in excess of $20 million per year, a Participating Group may elect to fund a lesser amount of the program or none at all and may in such case suffer equity dilution in the JV if the other Participating Group funds the shortfall.

  The JVA has equity dilution provisions based on the amount of non-participation in a program calculated as a fraction of the amount not funded divided by the appraised value of the JV. The JVA also has additional penalty equity dilution of 50% of the voluntary dilution amount where a Participating Group commits to a program funding but fails to timely provide it and the other Participating Group makes a cover payment to provide the JV with the required funding.

  Under the JVA each Participating Group has the right to undertake sole risk development in respect of a new development program which is supported by a "positive" (≥ 15% rate of return) feasibility study where the other Participating Group declines to participate. In such event the funding Participating Group will act as Manager to implement the new development and must include compensation to the other Participating Group for any interference in existing mine operations. The other Participating Group may elect to back-in to the new development by paying its pro rata share plus a 50% risk premium within 6 months of project completion. If the other Participating Group does not elect to back-in, then the sole risk Participating Group will be entitled to priority to 100% of cash flow of the new development until its payback (recovery of all carried costs plus interest) plus a 100% risk premium. After achieving invested funds payback including interest, plus a 100% premium, the sole risk Participating Group may be required by the other Participating Group to contribute its priority cash flow rights to the JV for $1.

  The JVA defines customary events of default and remedies of a non-defaulting Participating Group against a defaulting Participating Group, including circumstances where the sale of the interest of a defaulting Participating Group may be compelled, subject the ability of the defaulting Participating Group to make cover payments where defaults may be remedied within an agreed period of time.

  The JVA has provisions relating to capital accounts, records, other accounts, reports and audits and establishes the criteria for adjustment and determination of distributable cash.

  The JVA has restrictions on transfer and manner of sale obligations, including rights of pre-emption as well as mechanics for dispute resolution including use of arbitration insofar as possible to resolve disputes.

Investor Rights Agreement

Under the Investor Rights Agreement, Galiano and Gold Fields have agreed as follows:

  The Company has granted Gold Fields a pre-emptive right to maintain its prevailing equity interest in the Company (currently 9.9%) in the event that the Company issues common shares in future. The pre-emptive right excludes certain types of share issuance, such as those for strategic acquisitions and incentive options, however Gold Fields will have the right to "top-up" to its prevailing percentage before such excluded issuances through participation entitlement in Galiano's next offering of shares for cash. If Gold Fields sells down its position or fails to take up Galiano shares when offered, the pre-emptive right percentage reduces. The pre-emptive right ceases on the earlier of Gold Fields being reduced below 5% (provided that Gold Fields has had the opportunity to "top-up" its pro-rata percentage in an offering of shares for cash prior to any termination for reduction below 5%), or April 4, 2023.

  Gold Fields has agreed not to vote its Galiano shares against (i) Galiano's proposed nominees for election to the Board of Directors of the Company; or (ii) any other matters comprising annual shareholder meeting business or which are otherwise ordinary course of business (however Gold Fields may always abstain from voting).

  In the event Gold Fields wishes to dispose of its Galiano shares in an amount greater than 2% of the outstanding shares, it has agreed to help ensure an orderly market by allowing the Company a short opportunity to first seek to source purchasers for such shares. Gold Fields has also agreed to negotiate in good faith with any prospective purchasers identified by the Company with the objective of completing a sale(s) to the proposed purchasers.

INTERESTS OF EXPERTS

Names of Experts

1. The following are the persons or companies who were named as having prepared or certified a statement, report or valuation in this AIF either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

(a) Malcolm Titley; BSc (Geology and Chemistry), MAIG, MAusIMM; Associate Principal Consultant, CSA Global;

(b) Jonathan Hudson; B.Eng (Hons), FSIAMM; Associate Principal Mining Engineer, CSA Global

(c) Glenn Bezuidenhout; National Diploma (Extractive Metallurgy), FSIAMM; Process Director, DRA Global

(d) Jeffrey Coffin; Ph.D, P.E.; Regional Manager, Knight Piésold

(e) Desmond Mossop; Pr.Sci.Nat.; Partner & Principal Engineering Geologist, Mining Geotechnics, SRK

(f) Jeffrey Stevens; Pr.Eng.; Studies & Project Manager, Wood

(g) Fanie Coetzee; Pr.Sci.Nat.; Partner and Director, ABS Africa

(h) Godknows Njowa; M.Sc Eng (Mining), PrEng.; Executive Director, EY

(i) Mike Begg; Pr.Sci.Nat.; former Senior Vice President of Technical Services, Galiano

2. KPMG Chartered Professional Accountants, of Vancouver, British Columbia, has prepared the Report of Independent Registered Public Accounting Firm with respect to the audited consolidated financial statements of Galiano for the financial years ended December 31, 2020 and 2019.

Interests of Experts

To the Company's knowledge, Messrs. Titley, Hudson, Bezuidenhout, Coffin, Mossop, Stevens, Njowa and Begg do not hold, directly or indirectly, any of the Company's issued and outstanding Common Shares. Mr. Begg holds 67,333 share options issued to him by the Company.

The aforementioned persons have not received any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of the 2020 LOM Plan. None of the aforementioned persons are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

KPMG LLP, the Company's independent auditors, have audited Galiano's consolidated financial statements for the years ended December 31, 2020 and 2019. As at the date of their report, KPMG LLP has confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

ADDITIONAL INFORMATION

Additional financial information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information relating to the Company, including directors' and officers' remuneration and indebtedness, principal holders of Galiano's securities, and securities authorized for issuance under equity compensation plans, is contained in the 2021 shareholders meeting Management Information Circular.

Additional financial information is provided in Galiano's financial statements and related MD&A for the year ended December 31, 2020.

The technical contents of this AIF, other than the summary of the 2020 LOM Plan, have been reviewed and approved by Mike Begg, Pr.Sci.Nat., former Senior Vice President Technical Services of Galiano, who is a "Qualified Person" as defined by 43-101.

Controls and Procedures

Disclosure Controls and Procedures

Evaluation of disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company's disclosure controls and procedures as required by Canadian and United States securities legislation, and have concluded that, as of December 31, 2020, such procedures are adequate to ensure accurate, complete and timely disclosures in public filings.

Management's Report on Internal Control over Financial Reporting

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes policies and procedures that:

  pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company's receipts and expenditures are made only in accordance with authorizations of management and the Company's Directors; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

The Company's management, with the participation of its Chief Executive Officer and its Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management and the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2020, the Company's internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the year ended December 31, 2020 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Audit Committee, Code of Ethics, Accountant Fees and Exemptions

Audit Committee Charter

The Audit Committee is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws.

The Company's Audit Committee charter can be viewed on the Company's website at  https://www.galianogold.com/corporate/governance/default.aspx.

Composition of Audit Committee

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803(B)(2) of the NYSE American Company Guide. The Company’s Audit Committee is comprised of the following three directors that the Board of Directors have determined are independent as determined under each of National Instrument 52-110 Audit Committees, Rule 10A-3 of the Exchange Act and Section 803(A) of the NYSE American Company Guide: Marcel de Groot (Chairman), Gordon Fretwell and Judith Mosely. Each of Messrs. De Groot, Fretwell and Ms. Mosely is financially literate within the meaning of National Instrument 52-110 Audit Committees and is able to read and understand fundamental financial statements, including a Company’s balance sheet, income statement, and cash flow statement as required under Section 803(B)(2)(iii) of the NYSE American Company Guide.

Relevant Education and Experience

Set out below is a brief description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Marcel de Groot is a Chartered Accountant and a founder and President of Pathway Capital Ltd., a Vancouver based private venture capital corporation. Pathway Capital Ltd, formed in 2004, invests in and provides strategic support to early stage private and public companies. He is currently a director of Eclipse Gold Mining.

Gordon Fretwell holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law. He is currently a director of Auryn Resources Inc., Canada Rare Earth Corp. and RE Royalties Ltd.

Judith Mosely has over 20 years of experience in the mining and metals banking sector. Most recently, Ms. Mosely held the position of Business Development Director for RMB in London with responsibility for developing the bank's African business with international mining and metals companies. Prior to RMB she headed the mining finance team at Société Générale in London where her focus was principally on debt financing in Europe, the Middle East and Africa ("EMEA") and Australia. She is a graduate in Modern Languages from Oxford University and holds a Diploma in Business Administration from the University of Warwick. She currently serves on the boards of Blackrock World Mining Trust plc and Eldorado, and sits on the board of Women in Mining in the UK.

Such education and experience provide each member with:

  an understanding of the accounting principles used by the Company to prepare its financial statements;
  the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;
  experience analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements; and
  an understanding of internal controls and procedures for financial reporting.

Pre-Approval Policies and Procedures

The Audit Committee's charter sets out responsibilities regarding the provision of non-audit services by the Company's external auditor. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor's independence and requires Audit Committee pre-approval of permitted audit and non-audit-related services.

Audit Fees

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services.

Nature of Services	Fees Paid to Auditor for Year Ended December 31, 2020	Fees Paid to Auditor for Year Ended December 31, 2019(5)
Audit Fees(1)	C$475,214	C$415,965
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	Nil	Nil
All Other Fees(4)	Nil	Nil
Total	C$475,214	C$415,965

Notes:

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits. These include "out-of-pocket" costs (including reimbursed costs, technology and support charges or administrative charges) incurred in connection with providing the professional services

(2) "Audit-Related Fees" include fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements which are not included under the heading "Audit Fees".

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include all other non-audit services.

(5) 2019 fees have been updated to include "out-of-pocket" costs as detailed above.